SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2016 to June 30, 2016)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Phone number) 82-61-345-4261

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

●	development of electric power resources;

●	generation, transmission, transformation and distribution of electricity and other related activities;

●	research and development of technology related to the businesses mentioned above;

●	overseas business related to the businesses mentioned above;

●	investment or contributions related to the businesses mentioned above;

●	development and operation of certain real estate holdings; and

●	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO

(As of June 30, 2016)

Classification	Consolidated subsidiaries	Associates and joint ventures	Total
Domestic	21	57	78
Overseas	60	37	97
Total	81	94	175

5. Major changes in management for the second three-month period ended June 30, 2016

A. At the extraordinary meeting of shareholders of KEPCO held on April 25, 2016, Mr. Lee, Sung-Han was appointed as a standing director and a member of the audit committee in replacement of Mr. Ahn, Hong-Ryoul, whose term of office expired. On the same date, Mr. Cho, Jeon-Hyeok was reappointed as a non-standing director and a member of the audit committee.

B. On May 16, 2016, Mr. Kim, Ji-Hong was appointed as a non-standing director in the replacement of Mr. Ahn, Hyun-Ho, who voluntarily resigned on March 17, 2016.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A. Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B. Total number of issued shares: 641,964,077 (Total number of shares authorized to for issuance: 1,200,000,000)

C. Dividends: Dividend payment of Won 3,100 per share for fiscal year 2015 (Won 1.99 trillion in aggregate). Dividend payments for fiscal year 2014 and 2013 were Won 500 and Won 90 per share respectively and no dividend was paid for fiscal year 2012.

II. Business Overview

1. Consolidated financial results by segment for a six-month period ended June 30, 2015 and 2016

(In billions of Won)

	January to June 2015		January to June 2016
	Sales	Operating profit	Sales	Operating profit
Electricity sales	28,498	1,930	28,819	2,175
Nuclear generation	4,638	1,192	5,671	2,165
Thermal generation	10,710	1,034	10,270	1,982
Others(*)	1,485	164	1,474	195
Subtotal	45,331	4,320	46,234	6,517
Adjustment for related-party transactions	-16,535	8	-17,273	- 207
Total	28,796	4,328	28,961	6,310

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to 75 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

•	Sales and operating profit reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements.”

2. Changes in unit prices of major products

(In Won per kWh)

Business sector		Company	January to March 2016	January to June 2016
Electricity sold	Residential	KEPCO	129.91	124.02
	Commercial		129.40	126.48
	Educational		104.21	106.94
	Industrial		107.91	103.64
	Agricultural		47.56	47.86
	Street lighting		108.89	114.05
	Overnight usage		72.86	67.77
Electricity from nuclear generation	Nuclear Generation	KHNP	75.93	65.08
Electricity from thermal generation	Thermal generation	KOSEP	81.66	71.39
		KOMIPO	92.88	81.70
		KOWEPO	98.86	86.68
		KOSPO	100.14	86.14
		EWP	98.06	87.00

3. Power purchase from generation companies for the six-month period ended June 30, 2016

Company	Volume (MWh)	Expense (In billions of Won)
KHNP	84,441,535	5,584
KOSEP	32,960,248	2,354
KOMIPO	21,022,889	1,719
KOWEPO	22,925,975	1,988
KOSPO	21,279,364	1,833
EWP	23,111,784	2,009
Others	49,724,715	4,782
Total	255,466,510	20,269

•	Excludes expense related to the renewable portfolio standard provisions and emission trading system.

4. Intellectual property as of June 30, 2016

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	1,804	175	96	73	125	44	2,317
Consolidated subsidiaries	3,635	567	747	98	258	16	5,321
Total	5,439	742	843	171	383	60	7,638

III. Financial Information

1. Condensed consolidated financial results as of and for a six-month period ended June 30, 2015 and 2016

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2015	January to June 2016	Change (%)		December 31, 2015	June 30, 2016	Change (%)
Sales	28,796	28,961	0.6	Total assets	175,257	175,191	0.0
Operating profit	4,328	6,310	45.8	Total liabilities	107,315	105,551	-1.6
Net income	2,565	3,931	53.2	Total equity	67,942	69,640	2.5

2. Condensed separate financial results as of and for the six-month period ended June 30, 2015 and 2016

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to June 2015	January to June 2016	Change (%)		December 31, 2015	June 30, 2016	Change (%)
Sales	28,498	28,819	1.1	Total assets	106,306	103,638	-2.5
Operating profit	1,931	2,175	12.7	Total liabilities	53,125	50,062	-5.8
Net income	1,929	2,448	26.9	Total equity	53,181	53,576	0.7

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Article of Incorporation, there may not be more than 7 standing directors including president, and more than 8 non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a six-month period ended June 30, 2016

Number of meetings	Number of agendas	Classification
		Resolutions	Results	Reports	Results
10	37	31	Approved as proposed	6	Accepted as reported

*	The audit committee held 6 meetings with 24 agendas (of which, 14 were resolved as proposed and 10 were approved as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 5, 2016	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution
February 19, 2016	Approval of the maximum aggregate amount of remuneration for directors in 2016	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2015	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2015	Approved as proposed	Resolution
	Approval of contribution to a special purpose company for solar power project in Hokkaido, Japan	Approved as proposed	Resolution
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for a standing director and member of the Audit Committee	Approved as proposed	Resolution
	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Report on the annual management of commercial papers in 2015	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry	Accepted as reported	Report

Date	Agenda	Results	Type
February 29, 2016	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of the Statement of Appropriation of fiscal year 2015 retained earnings	Approved as proposed	Resolution
March 18, 2016	Approval of Agreement on Management Performance Assessment for the President	Approved as proposed	Resolution
	Approval of the establishment of a new organization	Approved as proposed	Resolution
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of liquidation of Dolphin, an associate located in Nigeria	Approved as proposed	Resolution
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for non-standing directors	Approved as proposed	Resolution
	Auditor’s report to the board of directors for 2015	Accepted as reported	Report
April 8, 2016	Recommendation of candidates for the Audit Committee	Approved as proposed	Resolution
	Approval to call for the extraordinary meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution
April 15, 2016	Approval of amendments to the Articles of Incorporation	Approved as proposed	Resolution
	Approval of the establishment of a new organization	Approved as proposed	Resolution
	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution

Date	Agenda	Results	Type
April 29, 2016	Approval of adoption of proposal of merit-based annual salary for state-owned corporations and amendments to the regulation for remuneration and welfare	Approved as proposed	Resolution
May 20, 2016	Approval to establish and contribute to a Special Purpose Company for solar energy business in schools, one of the Government’s top ten energy industry initiatives	Approved as proposed	Resolution
	Approval to establish electricity vehicle charging infrastructure	Approved as proposed	Resolution
	Approval of long-term plan for power transmission and distribution network	Approved as proposed	Resolution
	Approval to transfer KEPCO’s shares in KEPCO Energy Resource Nigeria, Ltd (KERNL) to ERL	Approved as proposed	Resolution
	Report on results of external and internal audits for the first quarter of 2016	Accepted as reported	Report
June 17, 2016	Approval to establish and contribute to a Special Purpose Company for energy efficiency business, Government’s top ten energy industry initiatives	Conditional approved as proposed	Resolution
	Approval to finance the new energy industry fund and operating company	Deferred	-
	Approval to modify capital budget for fiscal year 2016 to finance a Special Purpose Company for the new energy industry fund and energy efficiency business	Deferred	-
	Approval of mid-to-long term financial management plan (2016-2020)	Approved as proposed	Resolution
June 24, 2016	Approval to contribute to the new energy industry fund and operating company	Accepted as revised	Resolution
	Approval to modify capital budget for fiscal year 2016	Accepted as revised	Resolution

4. Major Activities and Attendance Status of Non-standing Directors

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
January 5, 2016	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	For	For	For	For	For	Absence	For	-
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2016	For	For	For	For	For	For	Absence	For	-
February 19, 2016	Approval of the maximum aggregate amount of remuneration for directors in 2016	For	For	For	For	For	For	For	For	-
	Approval of consolidated and separate financial statements for the fiscal year 2015	For	For	For	For	For	For	For	For	-
	Approval to call for the annual general meeting of shareholders for the fiscal year 2015	For	For	For	For	For	For	For	For	-
	Approval of contribution to a special purpose company for solar power project in Hokkaido, Japan	For	For	For	For	For	For	For	For	-
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for a standing director and member of the Audit Committee	For	For	For	For	For	For	For	For	-
	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	For	For	For	For	For	For	For	-
	Report on the annual management of commercial papers in 2015	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2015	Agenda for Report
	Evaluation report on internal control over financial reporting for the fiscal year 2015	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry	Agenda for Report

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
February 29, 2016	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	Absence	For	Absence	For	For	For	-
	Approval of the Statement of Appropriation of fiscal year 2015 retained earnings	For	For	Absence	For	Absence	For	For	For	-
March 18, 2016	Approval of Agreement on Management Performance Assessment for the President	For	For	Absence	For	For	Absence	Resigned	For	-
	Approval of the establishment of a new organization	For	For	Absence	For	For	Absence	-	For	-
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	Absence	For	For	Absence	-	For	-
	Approval of liquidation of Dolphin, an associate located in Nigeria	For	For	Absence	For	For	Absence	-	For	-
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for non-standing directors	For	For	Absence	For	For	Absence	-	For	-
	Auditor’s report to the board of directors for 2015	Agenda for Report

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
April 8, 2016	Recommendation of candidates for the Audit Committee	For	For	Absence	For	Absence	For	-	For	-
	Approval to call for the extraordinary meeting of shareholders for the fiscal year 2016	For	For	Absence	For	Absence	For	-	For	-
April 15, 2016	Approval of amendments to the Articles of Incorporation	For	For	For	For	Absence	For	-	For	-
	Approval of the establishment of a new organization	For	For	For	For	Absence	For	-	For	-
	Approval of amendments to the regulation for employee remuneration and welfare	For	For	For	For	Absence	For	-	For	-
April 29, 2016	Approval of adoption of proposal of merit-based annual salary for state-owned corporations and amendments to the regulation for remuneration and welfare	For	For	For	For	Absence	For	-	For	-
May 20, 2016	Approval to establish and contribute to a Special Purpose Company for solar energy business in schools, one of the Government’s top ten energy industry initiatives	For	For	Absence	For	For	Absence	-	For	For
	Approval to establish electricity vehicle charging infrastructure	For	For	Absence	For	For	Absence	-	For	For
	Approval of long-term plan for power transmission and distribution network	For	For	Absence	For	For	Absence	-	For	For
	Approval to transfer KEPCO’s shares in KEPCO Energy Resource Nigeria, Ltd (KERNL) to ERL	For	For	Absence	For	For	Absence	-	For	For
	Report on results of external and internal audits for the first quarter of 2016	Agenda for Report

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)
June 17, 2016	Approval to establish and contribute to a Special Purpose Company for energy efficiency business, Government’s top ten energy industry initiatives	For	For	For	For	For	For	-	For	For
	Approval to finance the new energy industry fund and operating company	Deferred
	Approval to modify capital budget for fiscal year 2016 to finance a Special Purpose Company for the new energy industry fund and energy efficiency business	Deferred
	Approval of mid-to-long term financial management plan (2016-2020)	For	For	For	For	For	For	-	For	For
June 24, 2016	Approval to contribute to the new energy industry fund and operating company	For	Absence	Absence	For	Absence	For	-	For	For
	Approval to modify capital budget for fiscal year 2016	For	Absence	Absence	For	Absence	For	-	For	For
	Attendance Rate	100%	90%	50%	100%	60%	70%	66.7%	100%	100%

(*) Ahn, Hyun-Ho voluntarily resigned on March 17, 2016. Under Korean Law, Mr. Ahn had retained the rights and had been subject to obligations as a non-standing director until his successor, Kim, Ji-Hong was appointed on May 16, 2016.

4. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 8, 2016	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Evaluation report on joint selection of independent auditors for the period from fiscal year 2016 to 2018	Accepted as reported	Report
January 12, 2016	Approval of selection and remuneration for independent auditors for the period from fiscal year 2016 to 2018	Approved as proposed	Resolution

Date	Agenda	Results	Type
February 19, 2016	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Audit plans for 2016	Approved as proposed	Resolution
	Report on internal controls over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Evaluation report on internal controls over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Education plans for auditors for 2016	Accepted as reported	Report
March 16, 2016	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Amendments to the Charter of Ethics for KEPCO Employees and the Code of Conduct for KEPCO Executives and Staff members	Approved as proposed	Resolution
	Auditor’s report to the board of directors for 2015	Accepted as reported	Report
	Independent auditor’s report on the audit results for the consolidated and separate financial statements for the fiscal year 2015	Accepted as reported	Report

Date	Agenda	Results	Type
April 15, 2016	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit services for consolidated subsidiaries by independent auditors	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2015 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Auditor’s report for fiscal year 2015 in accordance with U.S. accounting principles	Accepted as reported	Report
May 20, 2016	Approval to appoint the chairman of the Audit Committee	Approved as proposed	Resolution
	Prior approval for non-audit services for consolidated subsidiaries by independent auditors	Approved as proposed	Resolution
	Report on results of external and internal audits during the first quarter of 2016	Accepted as reported	Report
	Independent auditor’s report on the audit plans for the fiscal year 2016	Accepted as reported	Report

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

V. Shareholders

1. List of shareholders as of March 8, 2016

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	44,276,581	6.90
Public (non-Koreans)	Common shares	1,687	168,832,936	26.30
	American depositary shares (ADS)	1	36,199,847	5.64
Public	Corporate	1,448	47,461,707	7.39
(Koreans)	Individual	340,532	17,115,948	2.67
Total		343,671	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a six-month period ended June 30, 2016 (KEPCO Only)

1. Directors

(In thousands of Won)

Type	Number of directors	Total remuneration	Average remuneration per person
Standing director	7	1,061,400	151,629
Non-standing director	8	107,704	13,463
Total	15	1,169,104	77,940

2. Employees

(In thousands of Won)

Type	Number of employees			Average		Average
	Regular	Non-regular	Total	continuous service year	Total salaries	salaries per person
Male	16,727	284	17,011	19.2	694,470,640	40,825
Female	3,646	160	3,806	14.1	114,963,498	30,206
Total	20,373	444	20,817	18.3	809,434,138	38,883

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for the first three-month period ended March 31

Type	Agenda	Results
Extraordinary General Meeting held on February 22, 2016	Election of the President and Chief Executive Officer : Cho, Hwan-Eik	Approved as proposed

Annual General Meeting held on March 22, 2016	Approval of financial statements for the fiscal year 2015	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2016	Approved as proposed
Extraordinary General Meeting held on April 25, 2016	Election of a standing director : Lee, Sung-Han	Approved as proposed
	Election of a standing director and member of the Audit Committee : Lee, Sung-Han	Approved as proposed
	Election of a non-standing director and member of the Audit Committee : Cho, Jeon-Hyeok	Approved as proposed

2. Pending legal proceedings as of June 30, 2016

(In billions of Won)

Type	Number of lawsuits	Claim amount
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	730	776
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	189	614

Some ongoing litigations were not included in the table above. Please refer to the contingencies and commitments part of notes to the following consolidated interim financial statements for details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: September 9, 2016

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2016

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated interim statement of financial position as of June 30, 2016, the consolidated interim statements of comprehensive income for the three and six-month periods ended June 30, 2016 and 2015, changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034, ‘Interim Financial Reporting’.

Emphasis of Matters

Without qualifying our review report, we draw attention to the key audit matter of a build-to-order industry that was of significance in our review of the consolidated interim financial statements as of and for the six-month period ended June 30, 2016 in accordance with Practical Guide of Korean Standards on Auditing 2016-1. This matter was addressed in the context of our review of the consolidated interim financial statements as a whole, and in forming our review conclusion thereon, and we do not provide a separate conclusion on this matter.

Also, as stated above under “Auditors’ Review Responsibility”, our responsibility is to issue a report on these consolidated interim financial statements based on our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. Accordingly, we have inquired primarily of persons responsible for financial and accounting matters, and applied analytical and other review procedures on the key audit matter of a build-to-order industry.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenue and costs based on the percentage-of-completion method at the end of the reporting period. Also, the gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits exceed progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits.

Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to changes in construction during contract work. The measurement of contract revenue is affected by various uncertainties resulting unexpected future events. Total contract cost is estimated based on the future estimates such as material costs, labor costs and construction period. The uncertainty of estimated total contract costs and changes in such estimates have an impact on the completion progress and contract revenue.

Considering the impacts from these uncertainty and changes in estimates on profit or loss for the current or future period, we identified the Company’s revenue recognition accounting policy utilizing the input method with uncertainty of estimated total contract costs, assessment of the percentage-of-completion and accounting for the variation of construction works as a significant risk.

We conducted the following review procedures regarding the Company’s accounting policy of revenue recognition utilizing the input method for the six-month period ended June 30, 2016:

•	Inquiry of the accounting policy of revenue recognition and any changes, and significant changes to the contracts

•	Analytical review of financial indicators such as contract price, estimated contract costs, cost ratio, ratio of amounts due from/to customers for contract work and others.

•	Inquiry and analytical review of changes in major components of estimated contract costs

•	Inquiry and analytical review of fluctuations in completion progress of contracts including contract price, accumulated contract cost and total contract cost

Other Matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We have previously audited, in accordance with Korean Standards on Auditing, the consolidated statement of financial position of the Company as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, and we expressed an unqualified opinion on those consolidated financial statements in our report dated March 11, 2016. The accompanying consolidated financial position of the Company as of December 31, 2015, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 12, 2016

This report is effective as of August 12, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2016 and December 31, 2015

(Unaudited)

In millions of won	Note	June 30, 2016		December 31, 2015
Assets

Current assets
Cash and cash equivalents	5,6,7,44	￦	3,360,776	3,783,065
Current financial assets, net	5,10,11,12,44		2,078,484	5,335,621
Trade and other receivables, net	5,8,14,20,44,45,46		6,733,310	7,473,548
Inventories, net	13		5,029,808	4,946,413
Income tax refund receivables	40		10,025	9,081
Current non-financial assets	15		478,709	397,950
Assets held-for-sale	41		79,647	79,647

Total current assets			17,770,759	22,025,325
Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,44		2,477,073	2,495,554
Non-current trade and other receivables, net	5,8,14,44,45,46		1,804,141	1,798,419
Property, plant and equipment, net	18,27,48		145,260,670	141,361,351
Investment properties, net	19,27		244,875	269,910
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,45		906,084	855,832
Investments in associates	4,17		4,522,898	4,405,668
Investments in joint ventures	4,17		1,323,299	1,287,862
Deferred tax assets	40		752,896	623,623
Non-current non-financial assets	15		125,512	131,233

Total non-current assets			157,420,030	153,232,034

Total Assets	4	￦	175,190,789	175,257,359

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2016 and December 31, 2015

(Unaudited)

In millions of won	Note	June 30, 2016		December 31, 2015

Liabilities

Current liabilities
Trade and other payables, net	5,22,24,44,46	￦	4,617,300	4,735,697
Current financial liabilities, net	5,11,23,44,46		9,714,281	7,857,198
Income tax payables	40		1,779,908	2,218,060
Current non-financial liabilities	20,28,29		6,638,952	6,320,711
Current provisions	26,44		1,820,171	1,579,176

Total current liabilities			24,570,612	22,710,842

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		3,818,495	3,718,435
Non-current financial liabilities, net	5,11,23,44,46		46,227,263	51,062,811
Non-current non-financial liabilities	28,29		7,353,129	7,092,252
Employee benefits liabilities, net	25,44		1,982,272	1,503,107
Deferred tax liabilities	40		8,537,370	8,362,683
Non-current provisions	26,44		13,062,010	12,864,754
Total non-current liabilities			80,980,539	84,604,042

Total Liabilities	4	￦	105,551,151	107,314,884

Equity

Contributed capital	1,30,44
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			31,847,274	23,720,167
Unappropriated retained earnings			16,418,167	22,862,164

			49,870,351	48,187,241

Other components of equity	33
Other capital surpluses			1,197,128	1,197,388
Accumulated other comprehensive loss			(78,483)	(98,713)
Other equity			13,294,973	13,294,973

			14,413,618	14,393,648

Equity attributable to owners of the Company			68,337,547	66,634,467

Non-controlling interests	16, 32		1,302,091	1,308,008

Total Equity		￦	69,639,638	67,942,475

Total Liabilities and Equity		￦	175,190,789	175,257,359

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2016 and 2015

(Unaudited)

In millions of won, except per share information		June 30, 2016			June 30, 2015
	Note	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Sales	4,34,44,46
Sales of goods		￦	12,155,550	26,657,484	12,264,491	26,497,475
Sales of services			74,098	177,728	121,583	216,371
Sales of construction services	20		945,481	1,927,326	1,192,576	1,897,085
Revenue related to transfer of assets from customers			100,295	198,213	93,176	184,754

			13,275,424	28,960,751	13,671,826	28,795,685

Cost of sales	13,25,42,46
Cost of sales of goods			(9,005,798)	(19,522,816)	(9,783,228)	(21,449,147)
Cost of sales of services			(111,863)	(205,097)	(115,545)	(204,704)
Cost of sales of construction services			(861,011)	(1,821,882)	(1,132,526)	(1,799,617)

			(9,978,672)	(21,549,795)	(11,031,299)	(23,453,468)

Gross profit			3,296,752	7,410,956	2,640,527	5,342,217

Selling and administrative expenses	25,35,42,46		(592,258)	(1,101,115)	(552,543)	(1,014,367)

Operating profit	4		2,704,494	6,309,841	2,087,984	4,327,850

Other non-operating income	36		103,010	195,312	96,330	213,695

Other non-operating expense	36		(31,888)	(52,590)	(16,980)	(40,117)

Other gains, net	37		30,883	70,786	47,241	73,135

Finance income	5,11,38		207,714	379,446	275,466	448,373

Finance expenses	5,11,39		(610,604)	(1,149,549)	(783,041)	(1,450,165)

Profit related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			28,274	214,055	38,653	246,207
Gain on disposal of investments in associates and joint ventures			52	52	—	—
Gain on disposal of investments in subsidiaries	16		—	—	—	5,866
Share in loss of associates and joint ventures			(27,352)	(54,212)	(12,170)	(33,041)
Loss on disposal of investments in associates and joint ventures			(171)	(171)	—	—

			803	159,724	26,483	219,032

Profit before income tax			2,404,412	5,912,970	1,733,483	3,791,803

Income tax expense	40		(636,624)	(1,982,349)	(391,589)	(1,226,802)

Profit for the period		￦	1,767,788	3,930,621	1,341,894	2,565,001

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income, Continued

For the three and six-month periods ended June 30, 2016 and 2015

(Unaudited)

In millions of won, except per share information		June 30, 2016			June 30, 2015
	Note	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Other comprehensive income (loss)	5,11,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	￦	(101,290)	(201,861)	45,646	(33,185)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		(459)	(643)	1,472	1,230
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	33		(4,694)	22,476	32,552	22,905
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,33		43,282	30,478	(33,358)	(21,360)
Foreign currency translation of foreign operations, net of tax	33		1,378	4,721	36,051	(15,962)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	33		(43,811)	(39,222)	45,713	34,922

Other comprehensive income (loss), net of tax			(105,594)	(184,051)	128,076	(11,450)

Total comprehensive income for the period		￦	1,662,194	3,746,570	1,469,970	2,553,551

Profit or loss attributable to:
Owners of the Company	43	￦	1,726,467	3,861,917	1,305,183	2,505,266
Non-controlling interests			41,321	68,704	36,711	59,735

		￦	1,767,788	3,930,621	1,341,894	2,565,001

Total comprehensive income attributable to:
Owners of the Company		￦	1,625,395	3,693,429	1,423,010	2,491,790
Non-controlling interests			36,799	53,141	46,960	61,761

		￦	1,662,194	3,746,570	1,469,970	2,553,551

Earnings per share	43
Basic and diluted earnings per share		￦	2,689	6,016	2,034	3,903

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

In millions of won	Equity attributable to owners of the Company					Non-
	Contributed capital		Retained earnings	Other components of equity	Subtotal	controlling interests	Total equity

Balance at January 1, 2015	￦	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income (loss) for the period
Profit for the period		—	2,505,266	—	2,505,266	59,735	2,565,001
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(33,575)	—	(33,575)	390	(33,185)
Share in other comprehensive income of associates and joint ventures, net of tax		—	1,230	—	1,230	—	1,230
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	22,905	22,905	—	22,905
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(17,875)	(17,875)	(3,485)	(21,360)
Foreign currency translation of foreign operations, net of tax		—	—	(21,083)	(21,083)	5,121	(15,962)
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	34,922	34,922	—	34,922
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(56,352)	(377,334)
Issuance of share capital by subsidiaries and others		—	—	2,865	2,865	6,382	9,247
Equity transaction within consolidated scope		—	—	44,107	44,107	9,591	53,698
Changes in consolidated scope		—	—	—	—	(1,547)	(1,547)
Dividends paid (hybrid securities)		—	—	—	—	(8,182)	(8,182)
Others		—	—	—	—	(1,157)	(1,157)

Balance at June 30, 2015	￦	4,053,578	37,455,586	14,309,947	55,819,111	1,234,175	57,053,286

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

In millions of won	Equity attributable to owners of the Company					Non-
	Contributed capital		Retained earnings	Other components of equity	Subtotal	controlling interests	Total equity

Balance at January 1, 2016	￦	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

Total comprehensive income (loss) for the period
Profit for the period		—	3,861,917	—	3,861,917	68,704	3,930,621
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(188,083)	—	(188,083)	(13,778)	(201,861)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(635)	—	(635)	(8)	(643)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	22,477	22,477	(1)	22,476
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	30,486	30,486	(8)	30,478
Foreign currency translation of foreign operations, net of tax		—	—	6,493	6,493	(1,772)	4,721
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(39,226)	(39,226)	4	(39,222)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,990,089)	—	(1,990,089)	(68,099)	(2,058,188)
Issuance of shares of capital by subsidiaries and others		—	—	(260)	(260)	14,815	14,555
Changes in consolidation scope		—	—	—	—	2,453	2,453
Dividends paid (hybrid securities)		—	—	—	—	(8,227)	(8,227)

Balance at June 30, 2016	￦	4,053,578	49,870,351	14,413,618	68,337,547	1,302,091	69,639,638

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

In millions of won	June 30, 2016		June 30, 2015

Cash flows from operating activities
Profit for the period	￦	3,930,621	2,565,001

Adjustments for:
Income tax expense		1,982,349	1,226,802
Depreciation		4,247,987	4,003,612
Amortization		37,421	37,647
Employee benefit expense		172,046	153,924
Bad debt expense		14,550	—
Reversal of allowance for bad debt		—	(4,488)
Interest expense		881,259	1,078,463
Loss on sale of financial assets		—	2,983
Loss on disposal of property, plant and equipment		3,232	1,720
Loss on abandonment of property, plant, and equipment		185,261	123,390
Impairment loss on property, plant and equipment		—	4,757
Loss on disposal of intangible assets		138	5
Accretion expense to provisions, net		701,038	796,511
Loss (gain) on foreign currency translation, net		(45,699)	246,856
Valuation and transaction loss (gain) on derivative instruments, net		47,307	(211,224)
Share in income of associates and joint ventures, net		(159,843)	(213,166)
Gain on sale of financial assets		(1,480)	—
Gain on disposal of property, plant and equipment		(29,958)	(96,769)
Gain on disposal of intangible assets		—	(32)
Gain on disposal of associates and joint ventures		(52)	—
Loss on disposal of associates and joint ventures		171	—
Gain on disposal of investments in subsidiaries		—	(5,866)
Interest income		(132,521)	(105,008)
Dividend income		(9,995)	(13,564)
Impairment loss on available-for-sale securities		93	13,993
Others, net		23,973	(945)

		7,917,277	7,039,601

Changes in:
Trade receivables		944,568	1,088,488
Non-trade receivables		(210,067)	(8,699)
Accrued income		(148,170)	(45,056)
Other receivables		4,631	(279)
Other current assets		(228,884)	22,890
Inventories		(415,405)	(599,374)
Other non-current assets		(25,486)	(42,396)
Trade payables		(772,771)	(1,700,352)
Non-trade payables		142,366	100,075
Accrued expenses		588,683	45,201
Other payables		—	22
Other current liabilities		577,089	963,614
Other non-current liabilities		399,562	127,768
Investments in associates and joint ventures		46,851	37,903
Provisions		(523,884)	(414,474)
Payments of employee benefit obligations		(23,704)	(14,844)
Plan assets		(2,176)	305

		353,203	(439,208)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

In millions of won	June 30, 2016		June 30, 2015

Cash generated from operating activities
Dividends received	￦	10,681	13,564
Interest paid		(1,016,999)	(1,120,011)
Interest received		107,571	80,705
Income taxes paid		(2,293,616)	(514,632)

Net cash from operating activities		9,008,738	7,625,020

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		10,942	—
Acquisition of associates and joint ventures		(93,700)	(67,886)
Proceeds from disposals of property, plant and equipment		30,490	6,589,066
Acquisition of property, plant and equipment		(7,458,658)	(7,799,359)
Proceeds from disposals of intangible assets		134	163
Acquisition of intangible assets		(48,213)	(33,945)
Proceeds from disposals of financial assets		4,842,813	142,562
Acquisition of financial assets		(1,499,610)	(1,629,993)
Increase in loans		(165,654)	(109,534)
Collection of loans		67,324	47,743
Increase in deposits		(238,624)	(156,985)
Decrease in deposits		96,147	119,476
Receipt of government grants		17,065	10,153
Usage of government grants		(19,470)	(18,943)
Net cash inflow from business acquisitions		2,480	553
Other cash inflow from investing activities, net		19,175	15,016

Net cash used in investing activities		(4,437,359)	(2,891,913)

Cash flows from financing activities
Proceeds from short-term borrowings, net		29,775	323,645
Proceeds from long-term borrowings and debt securities		883,008	2,124,045
Repayment of long-term borrowings and debt securities		(3,872,266)	(4,783,278)
Payment of finance lease liabilities		(59,439)	(55,242)
Settlement of derivative instruments, net		56,358	3,713
Change in non-controlling interest		14,264	72,316
Dividends paid (hybrid bond)		(8,227)	(8,182)
Dividends paid		(2,058,188)	(377,334)
Other cash outflow from financing activities, net		(523)	(2,437)

Net cash used in financing activities		(5,015,238)	(2,702,754)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(443,859)	2,030,353

Effect of exchange rate fluctuations on cash held		21,570	23,785

Net increase (decrease) in cash and cash equivalents		(422,289)	2,054,138

Cash and cash equivalents at January 1		3,783,065	1,796,300

Cash and cash equivalents at June 30	￦	3,360,776	3,850,438

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2016

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of June 30, 2016, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 205,032,783 shares (31.94%) as of the most recent closing date of Register of Shareholders (March 8, 2016).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements were prepared in accordance with K-IFRS 1034, ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Company”) K-IFRS annual financial statements. The notes are included to explain events and transactions to give the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 25).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not yet metered nor billed are estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of June 30, 2016 and 2015 are ￦1,121,003 million and ￦1,302,371 million, respectively.

(5)	Changes in accounting policies

(i)	Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’

The Company has adopted amendments to K-IFRS 1016, ‘Property, Plant and Equipment’, since January 1, 2016. Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’, specify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(ii)	Amendments to K- IFRS 1038, ‘Intangible Assets’

The Company has adopted amendments to K- IFRS 1038, ‘Intangible Assets’, since January 1, 2016. Amendments to K-IFRS 1038, ‘Intangible Assets’, introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be rebutted only when revenue and the consumption of the economic benefits of the intangible asset are highly correlated, or when the intangible asset is expressed as a measure of revenue.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(iii)	Amendments to K-IFRS 1111, ‘Joint Arrangement’

The Company has adopted amendments to K-IFRS 1111, ‘Joint Arrangement’, since January 1, 2016. Amendments to K-IFRS 1111, ‘Joint Arrangement’, require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business as defined in K-IFRS 1103, ‘Business Combinations’.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(iv)	Amendments to K-IFRS 1011, ‘Construction Contracts’

The Company has adopted amendments to K-IFRS 1011, ‘Construction Contracts’, since January 1, 2016. Amendments to K-IFRS 1011, ‘Construction Contracts’, require the Company to disclose the construction contracts by each project or operating segment (refer to note 20).

(6)	New standards and amendments not yet adopted

The following new standards, interpretations and amendments to existing standards have been published for mandatory application for annual periods beginning after January 1, 2016, and the Company has not early adopted them. The management believes the impact on the consolidated financial statements upon the adoption of the amendments is immaterial.

(i)	K-IFRS 1109, ‘Financial Instruments’

K-IFRS 1109, ‘Financial Instruments’ specifies classification and measurement of financial instruments and changes the credit loss mode into an expected credit loss model from an incurred credit loss model. Additionally, this standard was aimed to align accounting more closely with risk management and expanded the types of eligible hedged item, hedging instrument, and hedged risk under new hedge accounting model. This standard is effective for annual periods beginning on or after January 1, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and interpretations not yet adopted, continued

(ii)	K-IFRS 1115, ‘Revenue from Contracts with Customers’

K-IFRS 1115, ‘Revenue from Contracts with Customers’ as a single standard applying to all contracts with customers, provides the five-step process for revenue recognition and replaces the risk-and-reward model, which is based on the control, under the current standards. The risk-and-reward model is changed to a single indicator implicating the satisfaction of a performance obligation. This standard is effective for annual periods beginning on or after January 1, 2018.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2015.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘Income Taxes’ and K-IFRS 1019, ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039, ’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types – joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRS’ applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applying K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which is acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(6)	Goodwill, continued

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return. The Company’s power generation rates are determined in the market.

The Company recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general, etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of other services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3. (9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’, when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(24) Derivative financial instruments, including hedge accounting); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which will immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4 ~ 9

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods

Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Others	10 ~ 50	Straight
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

With Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for emissions rights and obligations.

(i)	Emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the emissions rights are classified as current assets Emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emission rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Emissions obligations

Emissions obligations are the Company’s present legal obligation to submit the emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(19)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(20)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(21)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(23)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six-month periods ended June 30, 2016 and 2015, respectively, are as follows:

In millions of won
June 30, 2016
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating profit (loss)		Depreciation and Amortization		Interest Income		Interest expense		Profit related to associates, joint ventures, and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Transmission and distribution	￦	13,252,820	28,818,959	503,673	783,099	12,749,147	28,035,860	1,886,287	2,175,110	754,787	1,504,430	15,341	48,035	210,533	448,060	15,518	161,629
Electric power generation (Nuclear)		2,361,674	5,671,350	2,330,565	5,635,465	31,109	35,885	481,597	2,164,923	768,880	1,556,168	9,546	17,744	118,522	237,043	(641)	(821)
Electric power generation (Non-Nuclear)		4,034,310	10,269,793	3,776,853	9,810,464	257,457	459,329	291,196	1,982,176	579,222	1,182,031	7,051	15,519	76,269	160,185	(15,842)	(2,107)
Plant Maintenance & engineering service		628,315	1,189,569	518,465	1,000,500	109,850	189,069	78,355	136,257	24,766	49,448	2,363	5,736	922	1,412	1,768	1,023
Others		146,323	284,525	18,462	43,917	127,861	240,608	35,196	58,697	6,882	15,030	21,768	55,283	23,058	46,821	—	—
Consolidation adjustments		(7,148,018)	(17,273,445)	(7,148,018)	(17,273,445)	—	—	(68,137)	(207,322)	(11,467)	(21,699)	(3,867)	(9,796)	(6,280)	(12,262)	—	—

	￦	13,275,424	28,960,751	—	—	13,275,424	28,960,751	2,704,494	6,309,841	2,123,070	4,285,408	52,202	132,521	423,024	881,259	803	159,724

In millions of won
June 30, 2015
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating profit (loss)		Depreciation and Amortization		Interest Income		Interest expense		Profit related to associates, joint ventures, and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Transmission and distribution	￦	13,561,560	28,498,239	313,577	610,732	13,247,983	27,887,507	2,124,786	1,930,620	706,033	1,410,193	21,292	31,862	281,603	583,719	44,215	214,247
Electric power generation (Nuclear)		1,902,260	4,638,420	1,896,788	4,630,737	5,472	7,683	(3,327)	1,192,216	725,525	1,462,841	6,086	13,094	149,585	299,171	(55)	(713)
Electric power generation (Non-Nuclear)		4,085,679	10,709,496	3,928,265	10,341,346	157,414	368,150	(183,626)	1,033,762	572,605	1,134,531	5,397	11,066	78,141	160,470	(16,831)	5,544
Plant Maintenance & engineering service		616,499	1,170,215	479,572	893,785	136,927	276,430	74,239	130,854	20,133	40,031	2,398	5,422	32	71	(846)	(46)
Others		162,603	314,232	38,573	58,317	124,030	255,915	18,398	32,899	6,493	13,536	27,616	53,138	24,557	45,066	—	—
Consolidation adjustments		(6,656,775)	(16,534,917)	(6,656,775)	(16,534,917)	—	—	57,514	7,499	(10,469)	(19,873)	(7,274)	(9,574)	(8,111)	(10,034)	—	—

	￦	13,671,826	28,795,685	—	—	13,671,826	28,795,685	2,087,984	4,327,850	2,020,320	4,041,259	55,515	105,008	525,807	1,078,463	26,483	219,032

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

In millions of won
June 30, 2016
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Transmission and distribution	￦	103,637,617	4,465,501	4,212,995	50,061,642
Electric power generation (Nuclear)		52,138,260	16,904	1,236,340	27,685,996
Electric power generation (Non-nuclear)		45,466,902	1,309,114	1,997,382	25,482,154
Plant maintenance & engineering service		3,043,560	54,678	84,431	1,241,987
Others		6,584,546	—	70,832	2,407,724
Consolidation adjustments		(35,680,096)	—	(95,109)	(1,328,352)

Consolidated totals	￦	175,190,789	5,846,197	7,506,871	105,551,151

In millions of won
December 31, 2015
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Transmission and distribution	￦	106,306,250	4,338,888	5,885,919	53,125,589
Electric power generation (Nuclear)		51,043,890	16,385	2,647,304	27,386,113
Electric power generation (Non-nuclear)		44,453,545	1,283,432	5,063,195	25,587,071
Plant maintenance & engineering service		2,990,862	54,825	249,627	1,172,351
Others		5,962,546	—	144,846	2,312,658
Consolidation adjustments		(35,499,734)	—	146,942	(2,268,898)

Consolidated totals	￦	175,257,359	5,693,530	14,137,833	107,314,884

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won
	Revenue from external customers					Non-current assets (*2)
	June 30, 2016			June 30, 2015		June 30, 2016	December 31, 2015
Geographical unit	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Domestic	￦	12,254,627	26,835,890	12,378,120	26,685,740	148,030,969	143,788,043
Overseas (*1)		1,020,797	2,124,861	1,293,706	2,109,945	4,354,951	4,526,395

	￦	13,275,424	28,960,751	13,671,826	28,795,685	152,385,920	148,314,438

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the six-month periods ended June 30, 2016 and 2015.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	￦	—	3,360,776	—	—	—	3,360,776
Current financial assets

Held-to-maturity investments		—	—	—	351	—	351
Derivative assets		26,295	—	—	—	80,645	106,940
Other financial assets		—	1,971,193	—	—	—	1,971,193

Trade and other receivables		—	6,733,310	—	—	—	6,733,310

		26,295	12,065,279	—	351	80,645	12,172,570

Non-current assets

Non-current financial assets

Available-for-sale financial assets		—	—	1,033,110	—	—	1,033,110

Held-to-maturity investments		—	—	—	3,194	—	3,194
Derivative assets		241,050	—	—	—	216,192	457,242
Other financial assets		—	983,527	—	—	—	983,527

Trade and other receivables		—	1,804,141	—	—	—	1,804,141

		241,050	2,787,668	1,033,110	3,194	216,192	4,281,214

	￦	267,345	14,852,947	1,033,110	3,545	296,837	16,453,784

In millions of won	December 31, 2015
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	￦	—	3,783,065	—	—	—	3,783,065
Current financial assets

Held-to-maturity investments		—	—	—	381	—	381
Derivative assets		1,498	—	—	—	95,759	97,257
Other financial assets		—	5,237,983	—	—	—	5,237,983

Trade and other receivables		—	7,473,548	—	—	—	7,473,548

		1,498	16,494,596	—	381	95,759	16,592,234

Non-current assets

Non-current financial assets

Available-for-sale financial assets		—	—	584,479	—	—	584,479

Held-to-maturity investments		—	—	—	3,242	—	3,242
Derivative assets		253,510	—	—	—	266,383	519,893
Other financial assets		—	1,387,940	—	—	—	1,387,940

Trade and other receivables		—	1,798,419	—	—	—	1,798,419

		253,510	3,186,359	584,479	3,242	266,383	4,293,973

	￦	255,008	19,680,955	584,479	3,623	362,142	20,886,207

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	￦	—	1,144,234	—	1,144,234
Debt securities		—	8,563,072	—	8,563,072
Derivative liabilities		6,062	—	913	6,975
Trade and other payables		—	4,617,300	—	4,617,300

		6,062	14,324,606	913	14,331,581

Non-current liabilities
Borrowings		—	1,615,496	—	1,615,496
Debt securities		—	44,446,151	—	44,446,151
Derivative liabilities		16,574	—	149,042	165,616
Trade and other payables		—	3,818,495	—	3,818,495

		16,574	49,880,142	149,042	50,045,758

	￦	22,636	64,204,748	149,955	64,377,339

In millions of won	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	￦	—	1,144,027	—	1,144,027
Debt securities		—	6,702,926	—	6,702,926
Derivative liabilities		9,487	—	758	10,245
Trade and other payables		—	4,735,697	—	4,735,697

		9,487	12,582,650	758	12,592,895

Non-current liabilities
Borrowings		—	1,932,259	—	1,932,259
Debt securities		—	48,974,287	—	48,974,287
Derivative liabilities		39,524	—	116,741	156,265
Trade and other payables		—	3,718,435	—	3,718,435

		39,524	54,624,981	116,741	54,781,246

	￦	49,011	67,207,631	117,499	67,374,141

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won		June 30, 2016			June 30, 2015
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Cash and cash equivalents	Interest income	￦	17,856	38,539	13,297	25,188
Available-for-sale financial assets	Dividends income		628	9,995	8,107	13,564
	Impairment loss on available-for-sale financial assets		(93)	(93)	(8,172)	(13,993)
	Gain (loss) on disposal of available-for-sale financial assets		—	1,480	(2,008)	(2,983)
	Interest income		—	—	—	29
Held-to-maturity investments	Interest income		29	54	24	48
Loans and receivables	Interest income		7,163	14,101	4,400	11,174
Trade and other receivables	Interest income		18,414	49,475	29,484	54,465
Short-term financial instruments	Interest income		6,406	25,457	5,668	8,532
Long-term financial instruments	Interest income		2,334	4,895	2,643	5,572
Financial assets at fair value through profit or loss	Gain on valuation of derivatives		86,384	38,717	30,540	60,905
	Gain (loss) on transaction of derivatives		(4,338)	(6,170)	472	2,138
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		27,884	(18,170)	69,806	84,005
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		32,543	20,507	(32,598)	(19,588)
	Gain (loss) on transaction of derivatives		(146)	2,656	354	1,419
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(286,005)	(607,014)	(350,453)	(729,657)
	Interest expense of trade and other payables		(17,103)	(33,506)	(24,211)	(45,120)
	Interest expense of others		(119,916)	(240,739)	(151,143)	(303,686)
	Gain (loss) on foreign currency transactions and translations		(106,918)	9,319	(198,642)	(258,978)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(7,233)	(151)	12,199	30,541
	Gain (loss) on transaction of derivatives		5,146	7,277	(2,424)	(4,209)
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		20,822	(19,956)	39,586	41,443
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		42,788	32,553	(25,460)	(11,723)
	Loss on transaction of derivatives		(51,510)	(51,510)	(1,618)	(5,018)

(*)	Items are included in other comprehensive income or loss. All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the consolidated interim statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won		June 30, 2016		December 31, 2015

Cash and cash equivalents	Escrow accounts	￦	111	4,828
	Deposits for government project		6,258	5,839
	Collateral provided for borrowings		32,005	6,839
	Collateral provided for lawsuit		293	641
	Deposits for transmission regional support program		5,682	204
	Pledge		—	740
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		409,581	—
Short-term financial instruments	Bidding guarantees		118	—
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		33,000	18,000
Long-term financial instruments	Guarantee deposits for checking account		2	2
	Guarantee deposits for banking accounts at oversea branches		330	333
	Decommissioning costs of nuclear power plants		243,300	652,700
	Collateral provided for borrowings		—	20
	Funds for developing small and medium enterprises (*1)		100,000	100,000

		￦	830,680	790,146

(*1)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for the businesses as of June 30, 2016.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Cash	￦	114	109
Other demand deposit		1,510,021	1,309,396
Short-term deposits classified as cash equivalents		437,276	374,575
Short-term investments classified as cash equivalents		1,413,365	2,098,985

	￦	3,360,776	3,783,065

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	6,070,576	(59,016)	(24)	6,011,536
Other receivables		775,403	(51,734)	(1,895)	721,774

		6,845,979	(110,750)	(1,919)	6,733,310

Non-current assets
Trade receivables		440,928	—	—	440,928
Other receivables		1,404,460	(34,911)	(6,336)	1,363,213

		1,845,388	(34,911)	(6,336)	1,804,141

	￦	8,691,367	(145,661)	(8,255)	8,537,451

In millions of won	December 31, 2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	6,862,762	(51,956)	(14)	6,810,792
Other receivables		718,717	(52,778)	(3,183)	662,756

		7,581,479	(104,734)	(3,197)	7,473,548

Non-current assets
Trade receivables		447,010	—	—	447,010
Other receivables		1,396,107	(38,968)	(5,730)	1,351,409

		1,843,117	(38,968)	(5,730)	1,798,419

	￦	9,424,596	(143,702)	(8,927)	9,271,967

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	￦	400,192	(51,734)	—	348,458
Accrued income		122,347	—	—	122,347
Deposits		188,823	—	(1,895)	186,928
Finance lease receivables		12,486	—	—	12,486
Others		51,555	—	—	51,555

		775,403	(51,734)	(1,895)	721,774

Non-current assets
Non-trade receivables		84,625	(26,398)	—	58,227
Accrued income		2,013	—	—	2,013
Deposits		309,694	—	(6,336)	303,358
Finance lease receivables		930,548	—	—	930,548
Others		77,580	(8,513)	—	69,067

		1,404,460	(34,911)	(6,336)	1,363,213

	￦	2,179,863	(86,645)	(8,231)	2,084,987

In millions of won	December 31, 2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	￦	330,669	(52,778)	—	277,891
Accrued income		88,256	—	—	88,256
Deposits		235,745	—	(3,183)	232,562
Finance lease receivables		12,098	—	—	12,098
Others		51,949	—	—	51,949

		718,717	(52,778)	(3,183)	662,756

Non-current assets
Non-trade receivables		93,782	(31,829)	—	61,953
Accrued income		582	—	—	582
Deposits		256,745	—	(5,730)	251,015
Finance lease receivables		941,710	—	—	941,710
Others		103,288	(7,139)	—	96,149

		1,396,107	(38,968)	(5,730)	1,351,409

	￦	2,114,824	(91,746)	(8,913)	2,014,165

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 2.0% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

8.	Trade and Other Receivables, Continued

(3)	Aging analysis of trade receivables as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015
Trade receivables: (not overdue, not impaired)	￦	6,375,157	7,198,403

Trade receivables: (overdue, not impaired)		1,465	891

Less than 60 days		1,465	891

Trade receivables: (impairment reviewed)		134,882	110,478

60 ~ 90 days		32,995	31,973
90 ~ 120 days		15,758	11,010
120 days ~ 1 year		45,448	35,097
Over 1 year		40,681	32,398

		6,511,504	7,309,772

Less: allowance for doubtful accounts		(59,016)	(51,956)
Less: present value discount		(24)	(14)

	￦	6,452,464	7,257,802

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant. The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets an allowance based on past experience of collection.

(4)	Aging analysis of other receivables as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015
Other receivables: (not overdue, not impaired)	￦	1,938,787	1,918,132

Other receivables: (overdue, not impaired)		32,547	20,249

Less than 60 days		32,547	20,249

Other receivables: (impairment reviewed)		208,529	176,443

60 ~ 90 days		17,139	2,409
90 ~ 120 days		5,720	10,097
120 days ~ 1 year		33,713	21,433
Over 1 year		151,957	142,504

		2,179,863	2,114,824

Less: allowance for doubtful accounts		(86,645)	(91,746)
Less: present value discount		(8,231)	(8,913)

	￦	2,084,987	2,014,165

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

8.	Trade and Other Receivables, Continued

(5)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	￦	51,956	91,746	80,644	67,932
Bad debt expense		15,728	850	1,308	18,473
Write-off		(8,090)	(760)	(28,978)	(888)
Reversal		(500)	(5,786)	(1,018)	(413)
Others		(78)	595	—	6,642

Ending balance	￦	59,016	86,645	51,956	91,746

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed:
Korea District Heating Corp.	￦	130,410	—	—	16,981	—	—	147,391
Kwanglim Co., Ltd. (*1)		262	—	(214)	598	—	(646)	—
Ssangyong Motor Co., Ltd.		299	—	—	(29)	—	—	270
Sungjee Construction. Co., Ltd.		5	—	—	25	—	—	30
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		1	—	—	—	—	—	1
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		53	—	—	59	—	—	112
PAN ocean Co., Ltd.		6	—	—	—	—	—	6
Borneo International Furniture Co., Ltd.		103	—	—	—	—	—	103
TONGYANG Inc. (*1)		217	—	(44)	25	—	(198)	—
TONGYANG networks Inc. (*1)		6	—	(3)	—	—	(3)	—
Nexolon Co., Ltd. (*1)		3,196	—	(3,137)	569	—	(628)	—
PT Adaro Energy Tbk		21,012	—	—	15,096	—	—	36,108
Energy Fuels Inc.		5,926	—	—	(1,720)	—	275	4,481
Cockatoo Coal Limited		42	—	—	—	—	—	42
Denison Mines Corp.		34,457	—	—	518	—	2,261	37,236
Fission 3.0		30	—	—	(10)	—	3	23
Fission Uranium Corp.		554	—	—	(93)	—	36	497

		196,579	—	(3,398)	32,019	—	1,100	226,300

Unlisted:
K&C - Gyeongnam youth job creation Investment Fund		1,207	—	—	—	—	—	1,207
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I		571	—	—	—	—	—	571
Troika Overseas Resource Development Private Equity Firm		1,553	—	—	—	—	—	1,553
IBK-AUCTUS Green Growth Private Equity firm (*1)		855	—	(814)	—	—	—	41
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		1,375	—	—	—	—	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)		1,069	3,685	(331)	—	—	—	4,423
Construction Guarantee		805	—	—	(1)	—	—	804
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	3,000	—	—	—	—	3,301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Korea investment – Investment Pool for Public funds 10		—	142,470	—	67	—	—	142,537
Samsung investment – Investment Pool for Public funds 2		—	213,710	—	101	—	—	213,811
Samsung investment – Investment Pool for Public funds 1		—	53,220	—	13	—	—	53,233

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	June 30, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance

Hwan Young Steel Co., Ltd.	￦	97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	(22)	—	—
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		93	—	—	—	—	—	93
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		3	—	—	—	—	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	(10)	—
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
DALIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA JEONJU Co., Ltd.		69	—	—	—	—	—	69
KYUNGWON Co., Ltd.		14	—	—	—	(14)	—	—
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		2	—	—	—	—	—	2
KS Remicon Co., Ltd.		3	—	—	—	—	—	3
Sewoong Heavy Industries Co., Ltd.		40	—	—	—	(40)	—	—
SIN-E Steel Co., Ltd.		33	—	—	—	—	—	33
Joongang Platec Co., Ltd.		72	—	—	—	—	—	72
Pyungsan SI Ltd.		9	—	—	—	—	—	9
Samgong Development Co., Ltd.		7	—	—	—	—	—	7
Joongang Development Co., Ltd.		8	—	—	—	—	—	8
AJS Co., Ltd.		32	—	—	—	—	—	32
SHIN-E B&P Co., Ltd.		10	—	—	—	—	—	10
MSE Co., Ltd.		9	—	—	—	—	—	9
Ilrim Nano Tec Co., Ltd.		15	—	—	—	—	—	15
Kwang Myeong Electronics Technology Co., Ltd.		11	—	—	—	—	—	11
Youngjin Hi-Tech Co., Ltd.		21	—	—	—	—	—	21
Dong Woo International Co., Ltd.		18	—	—	—	—	—	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		3	—	—	—	—	—	3
Ilsuk Co., Ltd.		10	—	—	—	—	—	10
Dongyang Telecom Co., Ltd.		11	—	—	—	—	—	11
Han Young Construction Co., Ltd.		3	—	—	—	—	—	3
Jongwon Remicon Co., Ltd.		13	—	—	—	—	—	13
Ace Heat Treating Co., Ltd.		72	—	—	—	—	—	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Seyang Inc.		27	—	—	—	—	—	27
Seungri Enterprise Co., Ltd.		3	—	—	—	—	—	3
Onggane Food Co., Ltd.		1	—	—	—	—	—	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	June 30, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance

Shin-E P&C Co., Ltd.	￦	1	—	—	—	—	—	1
Ejung Ad Co., Ltd.		3	—	—	—	—	—	3
Solvus Co., Ltd.		3	—	—	—	—	—	3
Myung Co., Ltd.		2	—	—	—	—	—	2
Emotion Co., Ltd.		8	—	—	—	—	—	8
Youngdong Concrete Co., Ltd.		7	—	—	—	—	—	7
Shinil Engineering Co., Ltd.		3	—	—	—	—	—	3
Korea Castiron Industrial Co., Ltd.		22	—	—	—	—	—	22
FFG DMC Co., Ltd.		17	—	—	—	(17)	—	—
Daeseong Metal Co., Ltd.		47	—	—	—	—	—	47
Biwang Industry Co., Ltd		2	—	—	—	—	—	2
Huimun Co., Ltd.		4	—	—	—	—	—	4
Sunun IT F Co., Ltd.		8	—	—	—	—	—	8
Young Sung Co., Ltd.		27	—	—	—	—	—	27
Yuil Industrial Electronics Co., Ltd.		16	—	—	—	—	—	16
DN TEK Inc.		62	—	—	—	—	—	62
Daeyang FMS Corporation		3	—	—	—	—	—	3
Kwang Jin Structure Co., Ltd.		31	—	—	—	—	—	31
Woojin Industry Corporation		16	—	—	—	—	—	16
Kwang Sung Industry Co., Ltd.		7	—	—	—	—	—	7
Matsaeng Food Co., Ltd.		6	—	—	—	—	—	6
Futech Mold Co., Ltd.		14	—	—	—	—	—	14
Samcheonri Industrial Co., Ltd.		13	—	—	—	—	—	13
Woojoo Environment Ind. Co., Ltd.		13	—	—	—	—	—	13
Cheongatti Co., Ltd.		4	—	—	—	—	—	4
Hyungji Esquire Co., Ltd.		21	—	—	—	—	1	22
Kolmar Pharma Co., Ltd.		52	—	—	—	—	—	52
Morado Co., Ltd.		2	—	—	—	—	—	2
Myung Sung Tex Co., Ltd.		2	—	—	—	—	—	2
Kwang Sung Co., Ltd.		—	—	—	—	—	31	31
EverTechno. Co.,Ltd.		—	—	—	—	—	147	147
Autowel Co.,Ltd.		—	—	—	—	—	13	13
Baekseok Construction Co., Ltd.		—	—	—	—	—	4	4
Shin Pyung Co., Ltd.		—	—	—	—	—	3	3
JMC Heavy Industries Co., Ltd.		—	—	—	—	—	25	25
Najin Steel Co., Ltd.		—	—	—	—	—	5	5
Kunyang Food Co., Ltd.		—	—	—	—	—	1	1
Sinkwang Industry Co., Ltd.		—	—	—	—	—	5	5
Join Land Co., Ltd.		—	—	—	—	—	1	1
Crystal Co., Ltd.		—	—	—	—	—	2	2
Elephant & Friends Co., Ltd.		—	—	—	—	—	3	3
Mireco Co., Ltd.		—	—	—	—	—	11	11
L&K Industry Co., Ltd.		—	—	—	—	—	24	24
JO Tech Co., Ltd.		—	—	—	—	—	25	25
Samwoo EMC Co., Ltd.		—	—	—	—	—	117	117
Kendae Printing Co., Ltd.		—	—	—	—	—	21	21
Golden Tech Co., Ltd.		—	—	—	—	—	114	114
Dauning Co., Ltd.		—	—	—	—	—	6	6
Korea Trecision Co., Ltd.		—	—	—	—	—	5	5
Buhmwoo Chemical Corp.		—	—	—	—	—	20	20
Ace Track Co., Ltd.		—	—	—	—	—	219	219

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	June 30, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance

Daebok Machinery Co., Ltd.	￦	—	—	—	—	—	11	11
Yooah Industry Co., Ltd.		—	—	—	—	—	13	13
Yoo-A Construction Co., Ltd.		—	—	—	—	—	11	11
Dung Hwan Co., Ltd.		—	—	—	—	—	5	5
Dongjin Metal Co., Ltd.		—	—	—	—	—	27	27
Ultra Construction and Engineering Co., Ltd.		—	—	—	—	—	—	—
Hurim Biocell Co., Ltd.		—	—	—	—	—	5	5
P. J, Trading Co., LTd.		—	—	—	—	—	—	—
Sunjin Power Tech Co., Ltd.		—	—	—	—	—	247	247
Smart Power Co.,Ltd.		—	200	—	—	—	—	200
Areva nc Expansion		170,118	—	—	—	—	1,989	172,107
Navanakorn Electric Co., Ltd.		17,951	—	—	—	—	(112)	17,839
PT. Kedap Saayq		—	—	—	—	—	—	—
Set Holding		179,585	—	—	—	—	—	179,585
PT. Cirebon Energi Prasarana		635	721	—	—	—	(27)	1,329

		387,900	417,006	(1,145)	180	(93)	2,962	806,810

	￦	584,479	417,006	(4,543)	32,199	(93)	4,062	1,033,110

(*1)	The Company recognized gain on disposal of available-for-sale financial assets amounted to ￦1,480 million, from the sales of shares of Kwanglim Co., Ltd., TONGYANG Inc., TONGYANG networks Inc. and Nexolon Co., Ltd. and from the certain portion sales of IBK-AUCTUS Green Growth Private Equity Firm and Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 during the six-month period ended June 30, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed:
Korea District Heating Corp.	￦	127,241	—	—	3,169	—	—	130,410
Kwanglim Co., Ltd.		128	—	—	134	—	—	262
Ssangyong Motor Co., Ltd.		357	—	—	(58)	—	—	299
Sungjee Construction. Co., Ltd.		5	—	—	—	—	—	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		2	—	—	(3)	—	2	1
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		48	—	—	5	—	—	53
PAN ocean Co., Ltd.		5	—	—	1	—	—	6
Borneo International Furniture Co., Ltd.		4	—	—	7	—	92	103
TONGYANG Inc.		66	—	—	140	—	11	217
TONGYANG networks Inc.		3	—	—	3	—	—	6
Nexolon Co., Ltd.		—	—	—	59	—	3,137	3,196
PT Adaro Energy Tbk		44,109	—	—	(23,097)	(23,206)	23,206	21,012
Energy Fuels Inc.		11,568	—	—	(4,866)	(9,391)	8,615	5,926
Cockatoo Coal Limited		628	—	—	(572)	(572)	558	42
Denison Mines Corp.		62,339	—	—	(22,187)	(20,154)	14,459	34,457
Fission 3.0 (*1)		61	—	(57)	11	—	15	30
Fission Uranium Corp.		651	—	—	(28)	—	(69)	554

		247,215	—	(57)	(47,282)	(53,323)	50,026	196,579

Unlisted:
K&C - Gyeongnam youth job creation Investment Fund (*1)		1,340	—	(133)	—	—	—	1,207
Hanwha Electric Power Venture Fund (*1)		1,804	—	(1,804)	—	—	—	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I (*1)		4,752	—	(3,000)	—	(1,181)	—	571
Troika Overseas Resource Development Private Equity Firm		13,340	—	—	—	(11,787)	—	1,553
IBK-AUCTUS Green Growth Private Equity firm (*1)		2,325	—	(1,470)	—	—	—	855
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	(3,625)	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)		498	802	(231)	—	—	—	1,069
Construction Guarantee		795	—	—	10	—	—	805
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance

Poonglim Industrial Co., Ltd.	￦	78	—	—	—	—	15	93
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	(121)	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
IXELON Co., Ltd.		23	—	—	—	(23)	—	—
DALIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA KIMJE Co., Ltd.		465	—	—	—	(465)	—	—
ASA JEONJU Co., Ltd.		697	—	—	—	(628)	—	69
KYUNGWON Co., Ltd.		14	—	—	—	—	—	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		—	—	—	—	—	2	2
Ildong Air Conditioning Co., Ltd.		—	—	—	—	(2)	2	—
KS Remicon Co., Ltd.		—	—	—	—	—	3	3
Sewoong Heavy Industries Co., Ltd.		—	—	—	—	—	40	40
SIN-E Steel Co., Ltd.		—	—	—	—	—	33	33
Joongang Platec Co., Ltd.		—	—	—	—	—	72	72
Hangjin Steel Co., Ltd.		—	—	—	—	(116)	116	—
Pyungsan SI Ltd.		—	—	—	—	—	9	9
Samgong Development Co., Ltd.		—	—	—	—	—	7	7
Joongang Development Co., Ltd.		—	—	—	—	—	8	8
AJS Co., Ltd.		—	—	—	—	—	32	32
SHIN-E B&P Co., Ltd.		—	—	—	—	—	10	10
MSE Co., Ltd.		—	—	—	—	—	9	9
Ilrim Nano Tec Co., Ltd.		—	—	—	—	—	15	15
Kwang Myeong Electronics Technology Co., Ltd.		—	—	—	—	—	11	11
Youngjin Hi-Tech Co., Ltd.		—	—	—	—	(105)	126	21
Dong Woo International Co., Ltd.		—	—	—	—	—	18	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		—	—	—	—	—	3	3
Ilsuk Co., Ltd.		—	—	—	—	—	10	10
Dongyang Telecom Co., Ltd.		—	—	—	—	—	11	11
Han Young Construction Co., Ltd.		—	—	—	—	—	3	3
Jongwon Remicon Co., Ltd.		—	—	—	—	—	13	13
Ace Heat Treating Co., Ltd.		—	—	—	—	—	72	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Daewoo Songdo Development Co., Ltd.		—	—	—	—	(2)	2	—
Seyang Inc.		—	—	—	—	—	27	27
Seungri Enterprise Co., Ltd.		—	—	—	—	—	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance

Onggane Food Co., Ltd.	￦	—	—	—	—	—	1	1
Shin-E P&C Co., Ltd.		—	—	—	—	—	1	1
Montista Telecom Co., Ltd.		—	—	—	—	(3)	3	—
Ejung Ad Co., Ltd.		—	—	—	—	—	3	3
Solvus Co., Ltd.		—	—	—	—	—	3	3
Myung Co., Ltd.		—	—	—	—	—	2	2
Emotion Co., Ltd.		—	—	—	—	—	8	8
Youngdong Concrete Co., Ltd.		—	—	—	—	—	7	7
Shinil Engineering Co., Ltd.		—	—	—	—	—	3	3
Korea Castiron Industrial Co., Ltd.		—	—	—	—	—	22	22
FFG DMC Co., Ltd.		—	—	—	—	—	17	17
Daeseong Metal Co., Ltd.		—	—	—	—	—	47	47
Biwang Industry Co., Ltd		—	—	—	—	—	2	2
Huimun Co., Ltd.		—	—	—	—	—	4	4
Sunun IT F Co., Ltd.		—	—	—	—	—	8	8
Young Sung Co., Ltd.		—	—	—	—	—	27	27
Yuil Industrial Electronics Co., Ltd.		—	—	—	—	—	16	16
DN TEK Inc.		—	—	—	—	—	62	62
Daeyang FMS Corporation		—	—	—	—	—	3	3
Kwang Jin Structure Co., Ltd.		—	—	—	—	—	31	31
Woojin Industry Corporation		—	—	—	—	—	16	16
Kwang Sung Industry Co., Ltd.		—	—	—	—	—	7	7
Matsaeng Food Co., Ltd.		—	—	—	—	—	6	6
Futech Mold Co., Ltd.		—	—	—	—	—	14	14
Samcheonri Industrial Co., Ltd.		—	—	—	—	—	13	13
Woojoo Environment Ind. Co., Ltd.		—	—	—	—	—	13	13
Cheongatti Co., Ltd.		—	—	—	—	—	4	4
Hyungji Esquire Co., Ltd.		—	—	—	—	—	21	21
Kolmar Pharma Co., Ltd.		—	—	—	—	—	52	52
Morado Co., Ltd.		—	—	—	—	—	2	2
Myung Sung Tex Co., Ltd.		—	—	—	—	—	2	2
Areva nc Expansion		227,876	—	—	—	—	(57,758)	170,118
Navanakorn Electric Co., Ltd.		16,836	—	—	—	—	1,115	17,951
PT. Kedap Saayq		12,989	—	—	—	(12,989)	—	—
Set Holding		167,832	—	—	11,753	—	—	179,585
PT. Cirebon Energi Prasarana		—	635	—	—	—	—	635

		467,936	1,437	(6,638)	11,763	(31,047)	(55,551)	387,900

	￦	715,151	1,437	(6,695)	(35,519)	(84,370)	(5,525)	584,479

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ￦4 million and ￦3,008 million, respectively, from the sales of shares of Fission 3.0, K&C- Gyeongnam Youth Job Creation Investment Fund, Korea Investment - Korea EXIM Bank CERs Private Special Asset Investment Trust 1, IBK-AUCTUS Green Growth Private Equity Firm and others and from the liquidation of Hanwha Electric Power Venture fund for the year ended December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	147,391	147,391
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	270	270
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	30	30
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	1	1
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	112	112
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	36,108	36,108
Energy Fuels Inc.	1,711,814	3.79%		16,819	4,481	4,481
Cockatoo Coal Limited	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	11.24%		84,134	37,236	37,236
Fission 3.0	300,000	0.17%		—	23	23
Fission Uranium Corp.	800,000	0.21%		785	497	497

				365,761	226,300	226,300

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	171	6.30%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,279,159,433	5.00%		4,423	4,423	—
Construction Guarantee (*2)	571	0.02%		601	804	804
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	5,186	1.54%		3,301	3,301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Korea investment – Investment Pool for Public funds 10	138,458,847,197	13.12%		142,470	142,537	142,537
Samsung investment – Investment Pool for Public funds 2	211,418,226,426	8.26%		213,710	213,811	213,811
Samsung investment – Investment Pool for Public funds 1	53,220,000,000	8.87%		53,220	53,233	53,233
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	June 30, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%	￦	7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%		22	22	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	June 30, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Daeseong Metal Co., Ltd.	518	2.37%	￦	47	47	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Sunun IT F Co., Ltd.	133	0.52%		8	8	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	62	—
Daeyang FMS Corporation	84	0.05%		3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Matsaeng Food Co., Ltd.	277	0.56%		6	6	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	54	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	52	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	147	—
Autowel Co., Ltd.	260	0.38%		13	13	—
Baekseok Construction Co., Ltd.	30	0.01%		4	4	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,484	0.09%		25	25	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Kunyang Food Co., Ltd.	104	0.03%		1	1	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Samwoo EMC Co., Ltd.	23,465	0.20%		117	117	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Golden Tech Co., Ltd.	1,143	3.25%		114	114	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Buhmwoo Chemical Corp.	392	1.80%		20	20	—
Ace Track Co., Ltd.	3,131	1.08%		219	219	—
Daebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Dongjin Metal Co., Ltd.	136	0.33%		27	27	—
Ultra Construction and Engineering Co., Ltd.	13	0.00%		—	—	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., LTd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	247	—
Smart Power Co.,Ltd.	133,333	5.55%		200	200	—
Areva nc Expansion	1,077,124	13.49%		288,443	172,107	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	June 30, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Navanakorn Electric Co., Ltd. (*3)	4,442,800	29.00%	￦	16,646	17,839	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	179,585	179,585
PT. Cirebon Energi Prasarana	11,420	10.00%		1,356	1,329	—

				1,008,248	806,810	589,970

			￦	1,374,009	1,033,110	816,270

(*1)	Book values of unlisted equity securities held by the Company that a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the six-month period ended June 30, 2016.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the six-month period ended June 30, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	130,410	130,410
Kwanglim Co., Ltd.	84,515	0.44%		386	262	262
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	299	299
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	232	0.00%		15	1	1
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	53	53
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
TONGYANG Inc.	78,511	0.03%		45	217	217
TONGYANG networks Inc.	4,422	0.01%		3	6	6
Nexolon Co., Ltd.	3,665,367	2.59%		3,138	3,196	3,196
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	21,012	21,012
Energy Fuels Inc.	1,711,814	3.79%		16,819	5,926	5,926
Cockatoo Coal Limited	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	11.24%		84,134	34,457	34,457
Fission 3.0	300,000	0.17%		—	30	30
Fission Uranium Corp.	800,000	0.21%		785	554	554

				369,333	196,579	196,579

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset InvestmentTrust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	233	6.30%		855	855	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	1,069,432,095	5.00%		1,069	1,069	—
Construction Guarantee (*2)	571	0.02%		601	805	805
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd.	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Pumyang Asset Management Co., Ltd.	13	0.00%	￦	3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Woori Ascon Co., Ltd.	25	0.34%		10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	—	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	—	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
Ildong Air Conditioning Co., Ltd.	218	0.16%		3	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Sewoong Heavy Industries Co., Ltd.	7,931	0.10%		40	40	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Hangjin Steel Co., Ltd.	116	1.08%		116	—	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Daewoo Songdo Development Co., Ltd.	301	0.00%		2	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd.	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Montista Telecom Co., Ltd.	5,409	0.00%		3	—	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Solvus Co., Ltd.	1,056	0.04%	￦	3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%		22	22	—
FFG DMC Co., Ltd.	12	0.00%		17	17	—
Daeseong Metal Co., Ltd.	518	2.37%		47	47	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Sunun IT F Co., Ltd.	133	0.52%		8	8	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	62	—
Daeyang FMS Corporation	84	0.05%		3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Matsaeng Food Co., Ltd.	277	0.56%		6	6	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	52	0.02%		21	21	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	52	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Areva nc Expansion	1,077,124	13.49%		288,443	170,118	—
Navanakorn Electric Co., Ltd. (*3)	4,442,800	29.00%		16,646	17,951	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	179,585	179,585
PT. Cirebon Energi Prasarana	420	10.00%		635	635	—

				591,980	387,900	180,390

			￦	961,313	584,479	376,969

(*1)	Book values of unlisted equity securities held by the Company that a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

10.	Held-to-maturity Investments

Held-to-maturity investments as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	￦	3,623	82	(160)	—	3,545

	￦	3,623	82	(160)	—	3,545

Current	￦	380	—	(93)	64	351
Non-current		3,243	82	(67)	(64)	3,194

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	￦	3,601	432	(410)	—	3,623
Corporate bonds		13	—	—	(13)	—

	￦	3,614	432	(410)	(13)	3,623

Current	￦	265	—	(186)	301	380
Non-current		3,349	432	(224)	(314)	3,243

11.	Derivatives

(1)	Derivatives as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	￦	1,085	25,992	1,498	24,896
Currency swap		105,855	426,922	95,759	491,219
Interest rate swap		—	4,328	—	3,778

	￦	106,940	457,242	97,257	519,893

Derivative liabilities
Currency forward	￦	3,023	2,121	1,142	—
Currency swap		913	71,033	758	66,976
Interest rate swap		3,039	92,462	8,345	89,289

	￦	6,975	165,616	10,245	156,265

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments as of June 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

KEB Hana Bank	2014.04.10	2021.07.12		55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000	1,046.00
Standard Chartered	2016.06.07	2016.07.19		4,390	USD	3,772	1,163.78
JP Morgan	2016.06.20	2016.07.15		27,741	USD	23,816	1,164.77
KEB Hana Bank	2016.06.02	2016.07.26		1,224	USD	1,030	1,187.80
Woori Bank	2016.06.07	2016.08.01		27,822	USD	23,886	1,164.77
Credit Suisse	2016.06.02	2016.07.04		3,569	USD	3,000	1,189.60
Credit Suisse	2016.06.24	2016.07.26		5,901	USD	5,000	1,180.20
Mizuho Bank	2016.06.09	2016.07.11		4,637	USD	4,000	1,159.14
Mizuho Bank	2016.06.27	2016.07.27		2,371	USD	2,000	1,185.66
Mizuho Bank	2016.06.30	2016.07.29		11,538	USD	10,000	1,153.84
Morgan Stanley	2016.06.22	2016.07.22		5,784	USD	5,000	1,156.88
Morgan Stanley	2016.06.28	2016.07.28		2,367	USD	2,000	1,183.32
Nova Scotia	2016.06.10	2016.07.11		11,637	USD	10,000	1,163.72
Nova Scotia	2016.06.23	2016.07.25		11,519	USD	10,000	1,151.90
Standard Chartered	2016.06.03	2016.07.05		11,874	USD	10,000	1,187.39
Standard Chartered	2016.06.20	2016.07.19		11,646	USD	10,000	1,164.55
Standard Chartered	2016.06.29	2016.07.29		2,338	USD	2,000	1,169.18
Mizuho Bank	2016.06.07	2016.07.11		3,489	USD	3,000	1,163.03
Mizuho Bank	2016.06.09	2016.07.13		463	USD	400	1,156.73
Mizuho Bank	2016.06.16	2016.07.20		2,340	USD	2,000	1,170.05
Mizuho Bank	2016.06.17	2016.07.11	USD	341		397	1,163.03
Mizuho Bank	2016.06.21	2016.07.11	USD	2,000		2,326	1,163.03
Standard Chartered	2016.06.08	2016.07.11		2,317	USD	2,000	1,158.25
Standard Chartered	2016.06.24	2016.07.27		4,592	USD	4,000	1,148.10
Standard Chartered	2016.06.30	2016.08.05		2,312	USD	2,000	1,156.10
Nova Scotia	2016.06.16	2016.07.20	USD	5,000		5,862	1,172.35
Nova Scotia	2016.06.23	2016.07.27	USD	3,000		3,455	1,151.73
Nova Scotia	2016.06.23	2016.08.29	USD	1,000		1,152	1,152.33
Nova Scotia	2016.06.28	2016.07.29	USD	2,000		2,347	1,173.60
Nova Scotia	2016.06.28	2016.08.31	USD	2,000		2,348	1,174.10
BNP Paribas	2016.06.03	2016.07.07		1,188	USD	1,000	1,187.50
BNP Paribas	2016.06.21	2016.07.25		1,158	USD	1,000	1,158.30
BNP Paribas	2016.06.22	2016.07.07	USD	700		831	1,187.50
BNP Paribas	2016.06.23	2016.07.27		3,452	USD	3,000	1,150.70
BNP Paribas	2016.06.28	2016.07.07	USD	300		356	1,187.50
Nomura	2016.06.29	2016.08.01	USD	3,000		3,494	1,164.50
Societe Generale	2016.06.13	2016.07.15		4,691	USD	4,000	1,172.80
Credit Agricole	2016.06.08	2016.07.11		2,314	USD	2,000	1,156.75
Credit Agricole	2016.06.23	2016.07.11	USD	500		578	1,156.75
Credit Agricole	2016.06.27	2016.07.29		2,360	USD	2,000	1,180.10
Credit Agricole	2016.06.27	2016.07.29		2,357	USD	2,000	1,178.60
Credit Agricole	2016.06.30	2016.07.29	USD	1,334		1,575	1,180.10
Credit Agricole	2016.06.30	2016.07.29	USD	39		46	1,180.10
JP Morgan	2016.06.30	2016.08.05		4,609	USD	4,000	1,152.35
Nova Scotia	2016.06.29	2016.07.04		3,614	USD	3,100	1,165.67
Standard Chartered	2016.06.23	2016.07.06		11,518	USD	10,000	1,151.75

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments, as of June 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay	Receive

Nonghyup Bank	2016.06.24	2016.07.06	10,844	USD	9,300	1,165.99
Nova Scotia	2016.06.24	2016.12.28	3,432	USD	3,000	1,143.90
Nova Scotia	2016.06.22	2016.12.27	2,300	USD	2,000	1,149.80
Nova Scotia	2016.06.22	2016.12.27	2,302	USD	2,000	1,150.80
Nova Scotia	2016.06.22	2016.12.27	2,304	USD	2,000	1,151.80
Societe Generale	2016.06.30	2017.01.05	5,780	USD	5,000	1,156.05
Societe Generale	2016.06.08	2016.12.12	634	USD	548	1,156.40
Credit Suisse	2016.06.08	2016.12.12	744	USD	643	1,156.60
Standard Chartered	2016.06.08	2016.12.08	5,784	USD	5,000	1,156.70
BNP Paribas	2016.06.30	2017.01.05	5,786	USD	5,000	1,157.10
Woori Bank	2016.06.08	2016.12.12	3,472	USD	3,000	1,157.40
BNP Paribas	2016.06.09	2016.12.13	1,903	USD	1,643	1,158.00
Citibank	2016.06.09	2016.12.13	5,792	USD	5,000	1,158.30
Societe Generale	2016.06.09	2016.12.13	5,770	USD	4,981	1,158.40
Credit Agricole	2016.06.09	2016.12.13	5,793	USD	5,000	1,158.60
Societe Generale	2016.06.20	2016.12.22	5,822	USD	5,000	1,164.40
Nova Scotia	2016.06.20	2016.12.22	11,647	USD	10,000	1,164.74
Nova Scotia	2016.06.20	2016.12.22	11,670	USD	10,000	1,166.95
BNP Paribas	2016.06.20	2016.12.22	5,835	USD	5,000	1,167.00
Nomura	2016.06.20	2016.12.22	5,837	USD	5,000	1,167.30
Societe Generale	2016.06.17	2016.12.21	2,359	USD	2,015	1,170.60
BNP Paribas	2016.06.17	2016.12.19	11,708	USD	10,000	1,170.80
Nova Scotia	2016.06.24	2016.12.29	2,343	USD	2,000	1,171.50
Standard Chartered	2016.06.24	2016.12.29	2,343	USD	2,000	1,171.55
Nova Scotia	2016.06.24	2016.12.29	2,345	USD	2,000	1,172.50
Standard Chartered	2016.06.24	2016.12.29	2,345	USD	2,000	1,172.55
Standard Chartered	2016.06.28	2016.12.29	3,518	USD	3,000	1,172.60
Nova Scotia	2016.06.28	2016.12.29	2,346	USD	2,000	1,173.20
Nova Scotia	2016.06.24	2016.12.29	2,347	USD	2,000	1,173.50
Standard Chartered	2016.06.24	2016.12.29	2,348	USD	2,000	1,173.90
Woori Bank	2016.06.28	2016.12.30	2,348	USD	2,000	1,173.90
Nova Scotia	2016.06.28	2016.12.29	2,348	USD	2,000	1,174.20
Woori Bank	2016.06.28	2016.12.30	2,350	USD	2,000	1,174.90
Nova Scotia	2016.06.28	2016.12.29	2,350	USD	2,000	1,175.20
Standard Chartered	2016.05.25	2016.11.30	6,509	USD	5,500	1,183.50
Citibank	2016.05.25	2016.11.28	2,626	USD	2,218	1,183.65
Credit Agricole	2016.05.26	2016.11.30	2,959	USD	2,500	1,183.70
Nova Scotia	2016.05.25	2016.11.28	2,370	USD	2,000	1,185.10
Nova Scotia	2016.05.23	2016.11.25	2,371	USD	2,000	1,185.40
Nomura	2016.05.25	2016.11.28	2,371	USD	2,000	1,185.50
BNP Paribas	2016.05.25	2016.11.28	4,742	USD	4,000	1,185.60
Nomura	2016.05.25	2016.11.28	2,371	USD	2,000	1,185.70
Nova Scotia	2016.05.25	2016.11.28	2,372	USD	2,000	1,186.10
Credit Agricole	2016.05.23	2016.11.23	3,037	USD	2,561	1,186.20
Nova Scotia	2016.05.23	2016.11.25	2,373	USD	2,000	1,186.40
Citibank	2016.06.03	2016.12.08	5,935	USD	5,000	1,186.90
Standard Chartered	2016.06.03	2016.12.08	5,938	USD	5,000	1,187.60
Nova Scotia	2016.06.02	2016.12.07	3,399	USD	2,860	1,188.50

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments, as of June 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

Standard Chartered	2016.06.30	2017.01.05		5,751	USD	5,000	1,150.10
KEB Hana Bank	2015.08.26	2017.07.31	JPY	630,000		6,377	10.12
BNP Paribas	2015.02.12	2016.07.11	IDR	39,735,684	USD	2,938	13,525.00
BNP Paribas	2015.02.12	2016.08.10	IDR	30,737,686	USD	2,273	13,525.00
BNP Paribas	2015.02.12	2016.09.12	IDR	27,125,351	USD	2,006	13,525.00
BNP Paribas	2015.02.12	2016.10.11	IDR	26,862,636	USD	1,986	13,525.00
BNP Paribas	2015.02.12	2016.11.10	IDR	26,074,490	USD	1,928	13,525.00
BNP Paribas	2015.02.12	2016.12.12	IDR	13,135,763	USD	971	13,525.00
BNP Paribas	2015.02.12	2017.01.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.02.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.03.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.04.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.05.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.06.12	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.07.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.08.10	IDR	2,889,868	USD	214	13,525.00

(3)	Currency swap contracts which are not designated as hedge instruments as of June 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay	Receive		Pay	Receive

Deutsche Bank	2013~2018	110,412	JPY	10,000,000	6.21%	4.19%	11.04
IBK	2013~2018	111,800	USD	100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018	103,580	JPY	10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019	118,632	CHF	100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019	114,903	CHF	100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029	102,470	USD	100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017	51,215	USD	50,000	2.24%	3M Libor+0.55%	1,024.30
Mizuho Bank	2014~2017	153,645	USD	150,000	2.35%	3M Libor+0.65%	1,024.30
Societe Generale	2014~2024	105,017	USD	100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024	107,970	USD	100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024	94,219	USD	86,920	4.85%	5.13%	1,083.97
Citibank	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022	111,770	USD	100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022	111,770	USD	100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022	111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022	55,885	USD	50,000	2.79%	3.00%	1,117.70
DBS	2013~2018	108,140	USD	100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018	108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018	108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018	107,450	USD	100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018	107,450	USD	100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018	107,450	USD	100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018	107,450	USD	100,000	3.09%	2.88%	1,074.50

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

11.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedge instruments as of June 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay	Receive		Pay	Receive

Citibank	2014~2018	107,450	USD	100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017	102,670	USD	100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017	102,670	USD	100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
RBS	2014~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025	111,190	USD	100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025	111,190	USD	100,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025	55,595	USD	50,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025	55,595	USD	50,000	2.62%	3.25%	1,111.90

(4)	Currency swap contracts which are designated as hedge instruments as of June 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay	Receive

Goldman Sachs	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD	100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD	100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD	117,250	3.55%	3M Libor+1.25%	1,074.90
JP Morgan	2014~2019		107,190	USD	100,000	3.25%+Floating rate	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3.25%+Floating rate	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD	100,000	3.25%+Floating rate	2.75%	1,071.90
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%	1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	2.10%+Floating rate	2.50%	1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	2.10%+Floating rate	2.50%	1,210.00
Barclays Bank PLC	2006~2016		71,888	USD	75,000	4.81%	5.50%	958.50
Deutsche Bank	2006~2016		71,888	USD	75,000	4.81%	5.50%	958.50
Barclays Bank PLC	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Credit Agricole	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Credit Agricole	2013~2019		118,343	CHF	100,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedge instruments as of June 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay	Receive		Pay	Receive

Barclays Bank PLC	2014~2019	104,490	USD	100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2013~2018	81,188	USD	75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018	81,188	USD	75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018	81,188	USD	75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018	81,188	USD	75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017	54,205	USD	50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017	54,205	USD	50,000	2.93%	3M Libor+1.05%	1,084.10
HSBC	2012~2017	115,140	USD	100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017	115,140	USD	100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017	115,140	USD	100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017	57,570	USD	50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017	57,570	USD	50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017	57,570	USD	50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017	57,570	USD	50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018	106,190	USD	100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018	53,095	USD	50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018	53,095	USD	50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018	106,030	USD	100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018	53,015	USD	50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018	31,809	USD	30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018	21,206	USD	20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018	53,015	USD	50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018	53,015	USD	50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020	110,680	USD	100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020	55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020	55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020	55,340	USD	50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020	55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020	55,340	USD	50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020	55,340	USD	50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020	55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020	55,340	USD	50,000	2.21%	2.50%	1,106.80

(5)	Interest rate swap contracts which are not designated as hedge instruments as of June 30, 2016 are as follows:

In millions of won
Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive

Nonghyup Bank	2012~2016	100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012~2016	50,000	3.49%	3M CD + 0.25%
HSBC	2012~2016	50,000	3.49%	3M CD + 0.25%
Standard Chartered	2012~2016	200,000	3.55%	3M CD + 0.26%
Standard Chartered	2012~2017	160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018	150,000	3.58%	3M CD + 0.31%
Credit Suisse	2014~2018	200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank (*)	2014~2029	40,000	3M CD - 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

11.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedge instruments as of June 30, 2016 are as follows:

In thousands of U.S. dollars
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive

BNP Paribas	2009~2027	USD	99,920	4.16%	6M USD Libor
KFW	2009~2027	USD	99,920	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2015~2033	USD	101,367	3.98%~4.10%	6M USD Libor
SMBC	2015~2033	USD	132,557	4.05%~4.18%	6M USD Libor
Export-Import Bank of Korea	2015~2031	USD	8,826	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(7)	Gains and losses on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2016 and 2015 are as follows and included in finance income and costs in the consolidated statements of comprehensive income:

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	June 30, 2016			June 30, 2015		June 30, 2016		June 30, 2015		June 30, 2016		June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency forward	￦	9,650	(925)	35,910	38,786	(958)	337	(7,376)	(3,838)	—	—	—	—
Currency swap		119,701	(2,138)	111,290	179,857	(52,319)	(49,841)	2,935	(2,414)	75,331	53,077	(58,058)	(23,391)
Interest rate swap		(1,494)	3,503	4,931	(1,749)	2,429	1,757	1,225	582	—	(17)	—	(7,920)

	￦	127,857	440	152,131	216,894	(50,848)	(47,747)	(3,216)	(5,670)	75,331	53,060	(58,058)	(31,311)

(*)	As of June 30, 2016, the net gain on valuation of derivatives using cash flow hedge accounting of ￦30,478 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

12.	Other Financial Assets

(1)	Other financial assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Loans and receivables	￦	198,788	684,247	106,013	678,126
Allowance for doubtful accounts		—	(4,195)	—	—
Present value discount		(1,021)	(45,158)	(859)	(48,223)
Long-term/short-term financial instruments		1,773,426	348,633	5,132,829	758,037

	￦	1,971,193	983,527	5,237,983	1,387,940

(2)	Loans and receivables as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	￦	28,012	—	(1,021)	26,991
Loans for housing		12,100	—	—	12,100
Fisheries loan		3,376	—	—	3,376
Other loans		155,300	—	—	155,300

		198,788	—	(1,021)	197,767

Long-term loans and receivables
Loans for tuition		401,035	—	(44,915)	356,120
Loans for housing		126,387	—	—	126,387
Loans for related parties		96,080	(4,195)	—	91,885
Fisheries loan		1,344	—	(243)	1,101
Other loans		59,401	—	—	59,401

		684,247	(4,195)	(45,158)	634,894

	￦	883,035	(4,195)	(46,179)	832,661

In millions of won	December 31, 2015
	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	￦	29,209	(859)	28,350
Loans for housing		11,170	—	11,170
Fisheries loan		6,032	—	6,032
Other loans		59,602	—	59,602

		106,013	(859)	105,154

Long-term loans and receivables
Loans for tuition		390,738	(47,822)	342,916
Loans for housing		132,239	—	132,239
Loans for related parties		99,768	—	99,768
Fisheries loan		1,664	(401)	1,263
Other loans		53,717	—	53,717

		678,126	(48,223)	629,903

	￦	784,139	(49,082)	735,057

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

12.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of Loans and receivables for the six-month period ended June 30, 2016 are as follows:

In millions of won	June 30, 2016
Beginning balance	￦	—
Bad debt expense		4,258
Other		(63)

Ending balance	￦	4,195

(4)	Long-term and short-term financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Time deposits	￦	1,106,898	30,000	2,131,089	3
ABCP		560,468	187,700	2,598,791	5,000
CP		103,360	—	48,350	—
CD		—	—	163,649	—
RP		—	30,600	—	652,700
Others		2,700	100,333	190,950	100,334

	￦	1,773,426	348,633	5,132,829	758,037

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

13.	Inventories

Inventories as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Acquisition cost		Valuation allowance	Book value

Raw materials	￦	3,300,483	(1,238)	3,299,245
Work-in-progress		109,136	—	109,136
Finished goods		64,684	—	64,684
Supplies		1,118,285	(4,311)	1,113,974
Inventories in transit		433,424	—	433,424
Other inventories		9,345	—	9,345

	￦	5,035,357	(5,549)	5,029,808

In millions of won	December 31, 2015
	Acquisition cost		Valuation allowance	Book value

Raw materials	￦	3,304,220	(1,238)	3,302,982
Work-in-progress		133,226	—	133,226
Finished goods		51,073	—	51,073
Supplies		1,062,307	(4,428)	1,057,879
Inventories in transit		392,340	—	392,340
Other inventories		8,913	—	8,913

	￦	4,952,079	(5,666)	4,946,413

The reversal of the allowance for loss on inventory valuation due to increases in the net realizable value of inventory deducted from cost of sales was ￦1,584 million for the six-month period ended June 30, 2016. The allowance for loss on inventory valuation due to decreases in the net realizable value of inventory added to cost of sales was ￦533 million for the year ended December 31, 2015. The amounts of loss from inventory valuation included in other gains or losses were ￦1,467 million for the six-month period ended June 30, 2016 and ￦1,318 million for the year ended December 31, 2015, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of June 30, 2016 and December 31, 2015 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	June 30, 2016			December 31, 2015
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	101,345	12,486	98,488	12,098
1 ~ 5 years		405,055	205,304	407,426	203,699
More than 5 years		1,618,733	725,244	1,689,281	738,011

	￦	2,125,133	943,034	2,195,195	953,808

(3)	There are no impaired finance lease receivables as of June 30, 2016 and December 31, 2015.

15.	Non-Financial Assets

Non-financial assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Advance payment	￦	141,199	21,188	102,842	25,172
Prepaid expenses		217,297	83,464	159,378	85,105
Others (*)		120,213	20,860	135,730	20,956

	￦	478,709	125,512	397,950	131,233

(*)	Details of others as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Tax refund receivables	￦	26,691	2,641	39,158	2,658
Others		93,522	18,219	96,572	18,298

	￦	120,213	20,860	135,730	20,956

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2016 and December 31, 2015 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2016	December 31, 2015

Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	66.32%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	52.48%	52.48%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Resources development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2016 and December 31, 2015 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2016	December 31, 2015

EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd. (*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	52.48%	52.48%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
Global One Carbon Private Equity Investment Trust 2	Holding company	KOREA	96.67%	—
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	—
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	—
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.62%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value (“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV. As such, the effective percentage of ownership is 86.20% as of June 30, 2016.
(*5)	The Company guarantees a certain return on investment related to Commerce & Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(2)	There is no subsidiary excluded from consolidation for the six-month period ended June 30, 2016 and subsidiaries newly included in consolidation for the six-month period ended June 30, 2016 are as follows:

<Subsidiaries included in consolidation for the six-month periods ended June 30, 2016>

Subsidiary	Reason

Global One Carbon Private Equity Investment Trust 2	Newly Established
Chitose Solar Power Plant LLC	Newly Established
KEPCO Energy Solution Co. Ltd.	Newly Established
Solar School Plant Co., Ltd.	Newly Established

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

In millions of won
June 30, 2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	52,138,260	27,685,996	5,671,351	1,480,259
Korea South-East Power Co., Ltd.		9,116,971	4,439,051	2,453,505	321,901
Korea Midland Power Co., Ltd.		8,542,945	5,170,165	1,811,452	206,073
Korea Western Power Co., Ltd.		9,529,838	5,750,355	2,044,892	305,520
Korea Southern Power Co., Ltd.		9,424,359	5,545,243	1,905,015	219,412
Korea East-West Power Co., Ltd.		8,852,789	4,577,340	2,054,928	354,938
KEPCO Engineering & Construction Company, Inc.		848,215	410,223	246,011	36,154
KEPCO Plant Service & Engineering Co., Ltd.		1,044,364	299,283	571,915	61,485
KEPCO Nuclear Fuel Co., Ltd.		702,054	352,322	157,276	18,735
KEPCO KDN Co., Ltd.		448,927	180,159	214,367	734
Garolim Tidal Power Plant Co., Ltd.		650	348	—	(7)
KEPCO International HongKong Ltd.		174,000	1	—	2,443
KEPCO International Philippines Inc.		108,884	606	—	29,002
KEPCO Gansu International Ltd.		17,279	536	—	(18)
KEPCO Philippines Holdings Inc.		124,158	1	—	4,749
KEPCO Philippines Corporation		13,826	127	—	10
KEPCO Ilijan Corporation		567,032	49,480	60,150	33,220
KEPCO Lebanon SARL		713	10,101	—	(41)
KEPCO Neimenggu International Ltd.		183,291	346	—	7,804
KEPCO Shanxi International Ltd.		555,066	224,686	—	12,041
KOMIPO Global Pte Ltd.		193,997	30	—	8,874
KEPCO Canada Energy Ltd.		59,585	35	—	16
KEPCO Netherlands B.V.		161,284	60	—	460
KOREA Imouraren Uranium Investment Corp.		228,213	241	—	1,123
KEPCO Australia Pty., Ltd.		521,957	2,659	1,989	586
KOSEP Australia Pty., Ltd.		19,176	1,435	2,065	1,007
KOMIPO Australia Pty., Ltd.		19,285	795	2,065	1,005
KOWEPO Australia Pty., Ltd.		19,690	1,066	2,065	992
KOSPO Australia Pty., Ltd.		18,113	816	2,065	715
KEPCO Middle East Holding Company		148,595	153,909	—	(2,186)
Qatrana Electric Power Company		524,896	405,459	9,801	11,723
KHNP Canada Energy Ltd.		29,151	32	—	(16)
KEPCO Bylong Australia Pty., Ltd.		203,339	253,154	—	4,172
Korea Waterbury Uranium Limited Partnership		20,994	31	—	(26)
KEPCO Canada Uranium Investment Limited Partnership		40,500	21	—	(12)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
June 30, 2016
Subsidiaries	Total Assets		Total liabilities	Sales	Profit (loss) for the period

Korea Electric Power Nigeria Ltd.	￦	846	230	11,791	571
KEPCO Holdings de Mexico		267	21	—	247
KST Electric Power Company		575,039	530,042	44,086	7,309
KEPCO Energy Service Company		1,714	405	3,097	853
KEPCO Netherlands S3 B.V.		65,631	42	—	(62)
PT. KOMIPO Pembangkitan Jawa Bali		19,465	5,543	12,304	6,837
PT. Cirebon Power Service		3,153	1,054	3,561	258
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		11,368	597	3,669	662
EWP Philippines Corporation		2,014	968	—	(25)
EWP America Inc. (*)		106,824	77,948	18,853	(3,580)
KNF Canada Energy Limited		1,983	26	—	(22)
PT KEPCO Resource Indonesia		1,052	17	—	(173)
EWP Barbados 1 SRL		259,169	325	1,478	200
Gyeonggi Green Energy Co., Ltd.		303,223	232,575	52,534	9,786
PT. Tanggamus Electric Power		132,988	119,560	22,247	(1,137)
Gyeongju Wind Power Co., Ltd.		62,308	27,123	4,071	1,375
KOMIPO America Inc.		12,781	2,343	—	(508)
KOSEP USA, INC.		33,433	7,527	3,140	(9,861)
PT. EWP Indonesia		1,612	—	—	686
KEPCO Netherlands J3 B.V.		120,672	65	—	(48)
Korea Offshore Wind Power Co., Ltd.		39,370	71	—	(1,439)
Global One Pioneer B.V.		10	20	—	(31)
Global Energy Pioneer B.V.		11	20	—	(31)
Mira Power Limited		119,943	76,705	—	(558)
KOSEP Material Co., Ltd.		22,852	23,045	99	(1,947)
Commerce and Industry Energy Co., Ltd.		99,338	86,792	14,871	(267)
KEPCO Singapore Holdings Pte., Ltd.		2,324	4	—	—
KOWEPO India Private Limited		893	10	—	—
KEPCO KPS Philippines Corp.		6,501	1,107	5,405	692
KOSPO Chile SpA		44	4,613	—	233
PT. KOWEPO Sumsel Operation and Maintenance Services		1,505	55	3,092	622
HeeMang Sunlight Power Co., Ltd.		7,216	3,389	2	(191)
Fujeij Wind Power Company		531	65	—	(272)
KOSPO Youngnam Power Co., Ltd.		170,585	91,308	—	(341)
Global One Carbon Private Equity Investment Trust 2		2,996	—	—	3
Chitose Solar Power Plant LLC		21,256	8,518	—	(45)
KEPCO Energy Solution Co. Ltd.		300,000	—	—	—
Solar School Plant Co., Ltd.		200,000	—	—	—

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	51,043,890	27,386,113	10,642,352	2,465,244
Korea South-East Power Co., Ltd.		9,326,835	4,859,827	4,961,711	601,204
Korea Midland Power Co., Ltd.		7,857,199	4,648,144	3,927,443	226,244
Korea Western Power Co., Ltd.		9,225,791	5,719,032	4,214,540	294,617
Korea Southern Power Co., Ltd.		9,216,084	5,525,865	4,317,995	224,757
Korea East-West Power Co., Ltd.		8,828,603	4,836,904	4,047,655	454,942
KEPCO Engineering & Construction Company, Inc.		855,156	438,371	657,603	31,047
KEPCO Plant Service & Engineering Co., Ltd.		1,029,304	246,342	1,171,082	168,632
KEPCO Nuclear Fuel Co., Ltd.		666,677	328,364	253,524	35,115
KEPCO KDN Co., Ltd.		439,725	159,275	451,678	33,578
Garolim Tidal Power Plant Co., Ltd.		655	346	—	(76)
KEPCO International HongKong Ltd.		172,686	18	—	4,993
KEPCO International Philippines Inc.		115,594	1,542	—	38,541
KEPCO Gansu International Ltd.		17,405	540	—	(6)
KEPCO Philippines Holdings Inc.		132,094	26	—	24,690
KEPCO Philippines Corporation		13,998	218	—	265
KEPCO Ilijan Corporation		603,865	58,572	126,234	54,596
KEPCO Lebanon SARL		741	10,182	—	(1,541)
KEPCO Neimenggu International Ltd.		184,860	348	—	8,027
KEPCO Shanxi International Ltd.		562,652	242,270	—	22,949
KOMIPO Global Pte Ltd.		187,885	29	—	16,572
KEPCO Canada Energy Ltd.		55,945	23	—	(64)
KEPCO Netherlands B.V.		169,496	61	—	1,409
KOREA Imouraren Uranium Investment Corp.		224,499	263	—	5,964
KEPCO Australia Pty., Ltd.		510,892	2,541	4,510	168
KOSEP Australia Pty., Ltd.		18,180	1,581	4,729	346
KOMIPO Australia Pty., Ltd.		17,397	559	4,729	349
KOWEPO Australia Pty., Ltd.		18,320	1,578	4,729	353
KOSPO Australia Pty., Ltd.		18,358	1,567	4,729	356
KEPCO Middle East Holding Company		147,618	150,798	—	14,142
Qatrana Electric Power Company		521,206	412,587	17,844	31,767
KHNP Canada Energy Ltd.		42,731	22	—	(123)
KEPCO Bylong Australia Pty., Ltd.		183,468	236,545	—	(23,352)
Korea Waterbury Uranium Limited Partnership		20,370	699	—	(48)
KEPCO Canada Uranium Investment Limited Partnership		38,804	14	—	(26,171)
Korea Electric Power Nigeria Ltd.		1,721	1,179	55,768	309
KEPCO Holdings de Mexico		39	34	—	(13)
KST Electric Power Company		564,358	529,439	97,879	14,631
KEPCO Energy Service Company		1,435	604	6,034	875
KEPCO Netherlands S3 B.V.		66,251	189	—	716
PT. KOMIPO Pembangkitan Jawa Bali		16,536	6,170	20,143	8,047
PT. Cirebon Power Service		2,795	1,010	6,663	459
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		12,998	1,117	9,840	2,693
EWP Philippines Corporation		2,664	1,592	—	258
EWP America Inc. (*)		115,562	82,167	59,124	3,227
KNF Canada Energy Limited		1,874	18	—	(66)
PT KEPCO Resource Indonesia		1,210	—	—	(217)
EWP Barbados 1 SRL		260,638	370	2,829	273
Gyeonggi Green Energy Co., Ltd.		315,299	249,608	104,674	(4,111)
PT. Tanggamus Electric Power		106,892	91,416	60,044	(7,138)
Gyeongju Wind Power Co., Ltd.		62,600	27,822	5,993	968
KOMIPO America Inc.		13,487	2,480	—	218
KOSEP USA, INC.		40,035	4,178	4,975	153
PT. EWP Indonesia		1,039	15	—	(374)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

KEPCO Netherlands J3 B.V.	￦	121,492	81	—	18,858
Korea Offshore Wind Power Co., Ltd.		7,579	2,317	—	(4,213)
Global One Pioneer B.V.		40	20	—	(48)
Global Energy Pioneer B.V.		42	20	—	(48)
Mira Power Limited		110,918	66,963	—	(1,581)
KOSEP Material Co., Ltd.		29,768	28,013	26,310	(17,665)
Commerce and Industry Energy Co., Ltd.		99,638	86,727	24,774	(3,387)
KEPCO Singapore Holdings Pte., Ltd.		1,817	—	—	(9)
KOWEPO India Private Limited		911	10	—	(105)
KEPCO KPS Philippines Corp.		5,688	953	14,278	1,677
KOSPO Chile SpA		133	4,642	—	(942)
PT. KOWEPO Sumsel Operation and Maintenance Services		2,053	51	5,405	1,762
HeeMang Sunlight Power Co., Ltd.		4,711	—	—	(9)
Fujeij Wind Power Company		83	—	—	—
KOSPO Youngnam Power Co., Ltd.		82,173	32,166	—	7

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

In millions of won
June 30, 2016
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	47.52%	33.37%
Current assets	￦	153,940	546,452	324,654	678,852	1,703,898
Non-current assets		413,092	497,912	523,561	2,115,697	3,550,262
Current liabilities		(13,390)	(198,394)	(290,684)	(279,322)	(781,790)
Non-current liabilities		(36,090)	(100,889)	(119,539)	(1,682,196)	(1,938,714)
Net assets		517,552	745,081	437,992	833,031	2,533,656
Book value of non-controlling interest		253,600	354,062	146,158	673,849	1,427,669
Sales		60,150	571,915	246,011	329,349	1,207,425
Profit for the period		33,220	61,485	36,154	52,858	183,717
Profit for the period attributable to non-controlling interest		16,278	29,218	12,065	12,978	70,539
Cash flows from operating activities		47,359	39,172	51,971	7,202	145,704
Cash flows from investing activities		(44)	86,834	(3,794)	(95,364)	(12,368)
Cash flows from financing activities before dividends to non-controlling interest		(29,789)	(39,911)	(29,708)	132,627	33,219
Dividends to non-controlling interest		(28,140)	(36,139)	(2,539)	(9,508)	(76,326)
Effect of exchange rate fluctuation		(234)	(216)	(460)	(803)	(1,713)
Net increase (decrease) of cash and cash equivalents		(10,848)	49,740	15,470	34,154	88,516

In millions of won
December 31, 2015
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	47.52%	33.37%
Current assets	￦	161,855	547,152	341,559	631,442	1,682,008
Non-current assets		442,010	482,152	513,597	1,976,302	3,414,061
Current liabilities		(22,522)	(195,030)	(342,315)	(296,152)	(856,019)
Non-current liabilities		(36,050)	(51,312)	(96,056)	(1,566,200)	(1,749,618)
Net assets		545,293	782,962	416,785	745,392	2,490,432
Book value of non-controlling interest		267,194	372,064	139,081	644,787	1,423,126
Sales		126,234	1,171,082	657,603	637,544	2,592,463
Profit for the period		54,596	168,632	31,047	61,554	315,829
Profit for the period attributable to non-controlling interest		26,752	78,852	10,360	11,802	127,766
Cash flows from operating activities		83,697	140,625	11,280	(29,888)	205,714
Cash flows from investing activities		(16,021)	(104,477)	(134,874)	(178,241)	(433,613)
Cash flows from financing activities before dividends to non-controlling interest		(39,730)	(40,581)	69,955	226,976	216,620
Dividends to non-controlling interest		(36,080)	(34,569)	(7,300)	(24,577)	(102,526)
Effect of exchange rate fluctuation		4,123	3	(51)	6,399	10,474
Net increase (decrease) of cash and cash equivalents		(4,011)	(38,999)	(60,990)	669	(103,331)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	There are no changes in goodwill for the six-month period ended June 30, 2016 and for the year ended December 31, 2015.

(7)	Disposals of subsidiaries

The Company disposed the shares of Boulder Solar Power, LLC and liquidated KOWEPO America LLC during the year ended December 31, 2015.

(i)	The fair value of sales price as of December 31, 2015 is as follows:

In millions of won	December 31, 2015

Consideration received in cash	￦	10,664
Fair value of remaining shares after disposal		13,860

Total	￦	24,524

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the year ended December 31, 2015 is as follows:

In millions of won	December 31, 2015
Current assets
Cash and cash equivalents	￦	10,071
Current financial assets, net		1,077

Non-current assets
Property, plant and equipment, net		2,460
Other		2,893

Current liabilities
Current non-financial liabilities		(7)

	￦	16,494

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii)	Gain from disposals of subsidiaries for the year ended December 31, 2015 is as follows:

In millions of won	December 31, 2015

Fair value of sale price	￦	24,524
Net assets disposed		(16,494)
Non-controlling interests		—
Realization of unrealized gain		—
Other comprehensive income (*1)		346

Gain from disposals of subsidiaries (*2)	￦	8,376

(*1)	This represents the amount subsequently reclassified from other comprehensive income to profit for the period when the Company lost its control of the subsidiaries.
(*2)	Gain from disposals of subsidiaries is included in the consolidated statements of comprehensive income.

(iv)	Net cashflow from sales of subsidiaries for the year ended December 31, 2015 is as follows:

In millions of won	December 31, 2015

Consideration received in cash	￦	10,664
Less: cash held by disposed subsidiaries		(10,071)

Net cash flow	￦	593

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
June 30, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	49.90%	￦	79,540	90,423
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,181,562
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	20,512
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,298
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	17,223
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,724
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	111,524
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	216,372
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	223
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		30,118	3,700
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,562
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	Power generation	KOREA	25.00%		3,420	3,099
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,623
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	32,844
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	64
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,605
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,853
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,202
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	729,336
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	66,146
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	19,734
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	508,511
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	127,620
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,618
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		37,740	32,997
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	144
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Material Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,268
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	26,079
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.45%		2,900	2,743
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	3.72%		2,900	2,623
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	189
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	9,774
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	45,194
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	622

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
June 30, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%	￦	1,400	1,342
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	8,242
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,552
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,662
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,680	639
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,950
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,040
Jungbu Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	854
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,249
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,165
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	254
Tamra Offshore Wind Power Co., Ltd	Power generation	KOREA	27.00%		8,910	7,680
Korea Electric Power Corporation Fund (*13)	Developing electric enterprises	KOREA	97.98%		48,500	48,258

					2,183,782	4,522,898

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.80%		11,355	8,428
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,102
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		50,017	7,593
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	951
Waterbury Lake Uranium L.P.	Resources development	CANADA	38.43%		26,602	20,889
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,259
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,016
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,923
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	236,278
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	14,357
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	165,452
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,565
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	66,956
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,012
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	240,411
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	6,082
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,697
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,760

Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	478

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
June 30, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%	￦	1,856	1,997
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,191
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	128,890
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.) (*7)	R&D	KOREA	51.00%		5,629	4,273
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,249	53,116
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	4,317
Nepal Water & Energy Development Company Pty Ltd. (*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,441
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	51,172
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,771
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,607	453
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,309
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	525
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	29.00%		580	481
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	154

					1,333,819	1,323,299

				￦	3,517,601	5,846,197

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on June 30.
(*9)	As of June 30, 2016, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.
(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	80,267
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,102,813
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	18,994
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,365
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	19,490
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,890
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,664
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	208,735
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	230
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		30,118	6,990
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,956
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	Power generation	KOREA	25.00%		2,850	2,587
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,402
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	36,156
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,143
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,924
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	58,033
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	728,396
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	60,574
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	18,963
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	525,066
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	130,908
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	51,187
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		32,717	31,863
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	925
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Material Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		400	295
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	26,746
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	2.90%		2,900	2,670
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	3.72%		2,900	2,688
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	189
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	10,960
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	55,667
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	618
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	1,290
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	8,350
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,575
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,886
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,680	702
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,805
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,512
Jungbu Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	904
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,446
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,417
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	289

				￦	2,116,897	4,405,668

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.80%	￦	11,355	8,549
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,640
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,191	20,474
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	486
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,602	20,299
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,203
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,789
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,010
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,524
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	16,107
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,580
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	59,368
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,586
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	241,918
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	4,985
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,678
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,379
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	426
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,100
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	49.00%		12,498	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,352
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.) (*7)	R&D	KOREA	51.00%		5,629	4,501
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		51,149	48,281
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,926
Nepal Water & Energy Development Company Pty Ltd. (*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,765
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		32,868	31,976
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,668
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,072	269
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	617
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	514
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	29.00%		580	—

					1,317,983	1,287,862

				￦	3,434,880	5,693,530

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2016 and December 31, 2015 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on June 30.
(*9)	As of December 31, 2015, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
Investees	June 30, 2016		December 31, 2015

<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	57,291	46,514
Korea Gas Corporation		751,275	696,465
YTN Co., Ltd.		24,840	26,235
SPC Power Corporation		63,107	65,552
PT. Bayan Resources TBK		489,700	446,250

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won
June 30, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	80,267	3,347	—	—	6,809	—	—	90,423
Korea Gas Corporation		2,102,813	—	—	(3,213)	86,924	(4,477)	(485)	2,181,562
Korea Electric Power Industrial Development Co., Ltd.		18,994	—	—	(1,598)	3,540	—	(424)	20,512
YTN Co., Ltd.		38,365	—	—	—	(1,119)	955	97	38,298
Cheongna Energy Co., Ltd.		19,490	—	—	—	(2,267)	—	—	17,223
Gangwon Wind Power Co., Ltd.		12,890	—	—	(1,136)	970	—	—	12,724
Hyundai Green Power Co., Ltd.		113,664	—	—	(8,888)	6,748	—	—	111,524
Korea Power Exchange		208,735	—	—	—	7,637	—	—	216,372
AMEC Partners Korea Ltd.		230	—	—	—	(7)	—	—	223
Hyundai Energy Co., Ltd.		6,990	—	—	—	(3,290)	—	—	3,700
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,956	—	—	—	(394)	—	—	4,562
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		2,587	570	—	—	(58)	—	—	3,099
Pyeongchang Wind Power Co., Ltd.		3,402	—	—	—	221	—	—	3,623
Daeryun Power Co., Ltd.		36,156	—	—	—	(3,312)	—	—	32,844
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	(13)	—	—	64
Changjuk Wind Power Co., Ltd.		6,143	—	—	(190)	652	—	—	6,605
KNH Solar Co., Ltd.		1,924	—	—	—	(76)	5	—	1,853
SPC Power Corporation		58,033	—	—	(4,298)	3,407	52	8	57,202
Gemeng International Energy Co., Ltd.		728,396	—	—	(16,476)	20,563	(3,147)	—	729,336
PT. Cirebon Electric Power		60,574	—	—	—	7,471	(1,899)	—	66,146
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(987)	73	914	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(624)	77	547	—
Dolphin Property Limited		61	—	—	(35)	—	(69)	43	—
PT Wampu Electric Power		18,963	—	—	—	902	(131)	—	19,734
PT. Bayan Resources TBK		525,066	—	—	—	(16,045)	(510)	—	508,511
S-Power Co., Ltd.		130,908	—	—	—	(3,288)	—	—	127,620
Pioneer Gas Power Limited		51,187	—	—	—	2	(571)	—	50,618
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		31,863	5,023	—	—	(3,536)	(353)	—	32,997
Busan Solar Co., Ltd.		925	—	(887)	—	(29)	—	(9)	—
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	144	—	—	144
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Material Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		295	1,340	—	—	(209)	—	(158)	1,268
Naepo Green Energy Co., Ltd.		26,746	—	—	—	(667)	—	—	26,079
Goseong Green Energy Co., Ltd.		2,670	—	—	—	73	—	—	2,743
Gangneung Eco Power Co., Ltd.		2,688	—	—	—	(65)	—	—	2,623
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		189	—	—	—	—	—	—	189
DS POWER Co., Ltd.		10,960	—	—	—	(1,155)	—	(31)	9,774
Dongducheon Dream Power Co., Ltd.		55,667	—	—	—	(10,473)	—	—	45,194
KS Solar Co., Ltd.		618	—	—	—	4	—	—	622
Yeongwol Energy Station Co., Ltd.		1,290	—	—	—	52	—	—	1,342

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won
June 30, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Jinbhuvish Power Generation Pvt. Ltd.	￦	8,350	—	—	—	(50)	(58)	—	8,242
SE Green Energy Co., Ltd.		3,575	—	—	—	(23)	—	—	3,552
Daegu Photovoltaic Co., Ltd.		1,886	—	—	(411)	187	—	—	1,662
Jeongam Wind Power Co., Ltd.		702	—	—	—	(63)	—	—	639
Korea Power Engineering Service Co., Ltd.		1,805	—	—	—	145	—	—	1,950
Busan Green Energy Co., Ltd.		14,512	—	—	—	(472)	—	—	14,040
Jungbu Bio Energy Co., Ltd.		904	—	—	—	(50)	—	—	854
Korea Electric Vehicle Charging Service		1,446	—	—	—	(197)	—	—	1,249
Ulleungdo Natural Energy Co., Ltd.		7,417	—	—	—	(252)	—	—	7,165
Korea Nuclear Partners Co., Ltd.		289	—	—	—	(35)	—	—	254
Tamra Offshore Wind Power Co., Ltd		—	8,910	—	—	(1,223)	(7)	—	7,680
Korea Electric Power Corporation Fund		—	48,500	—	—	(242)	—	—	48,258

		4,405,668	67,690	(887)	(36,245)	96,230	(10,060)	502	4,522,898

<Joint ventures>
KEPCO-Uhde Inc.		8,549	—	—	—	(121)	—	—	8,428
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,640	—	—	—	1,087	(625)	—	28,102
Shuweihat Asia Power Investment B.V.		20,474	—	(10,174)	—	7,411	(10,118)	—	7,593
Shuweihat Asia Operation & Maintenance Company		486	—	—	—	465	—	—	951
Waterbury Lake Uranium L.P.		20,299	—	—	—	—	1,290	(700)	20,889
ASM-BG Investicii AD		20,203	—	—	—	835	221	—	21,259
RES Technology AD		13,789	—	—	—	66	161	—	14,016
KV Holdings, Inc.		2,010	—	—	(302)	227	(12)	—	1,923
KEPCO SPC Power Corporation		208,524	—	—	—	29,581	(1,801)	(26)	236,278
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		16,107	—	—	—	(1,451)	(299)	—	14,357
Datang Chifeng Renewable Power Co., Ltd.		171,224	—	—	(7,384)	5,198	(3,587)	1	165,452
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,580	—	—	(440)	658	(233)	—	10,565
Rabigh Electricity Company		59,368	—	—	—	5,626	1,958	4	66,956
Rabigh Operation & Maintenance Company		3,586	—	—	—	1,453	(27)	—	5,012
Jamaica Public Service Company Limited		241,918	—	—	—	—	—	(1,507)	240,411
KW Nuclear Components Co., Ltd.		4,985	—	—	(2,191)	3,294	—	(6)	6,082
Busan Shinho Solar Power Co., Ltd.		3,678	—	—	(185)	204	—	—	3,697
GS Donghae Electric Power Co., Ltd.		200,379	—	—	—	381	—	—	200,760
Global Trade Of Power System Co., Ltd.		426	—	—	—	52	—	—	478
Expressway Solar-light Power Generation Co., Ltd.		2,100	—	—	—	(33)	—	(70)	1,997
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	258	—	—	(258)	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,352	—	—	—	(161)	—	—	3,191
Amman Asia Electric Power Company		137,668	—	—	—	9,754	(18,533)	1	128,890
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		4,501	—	—	—	(232)	—	4	4,273
Dangjin Eco Power Co., Ltd.		48,281	5,100	—	—	(242)	(26)	3	53,116
Honam Wind Power Co., Ltd.		3,926	—	—	(104)	495	—	—	4,317
Nepal Water & Energy Development Company Pty Ltd.		17,765	—	—	—	(165)	(159)	—	17,441
Chun-cheon Energy Co., Ltd.		31,976	19,832	—	—	(541)	(95)	—	51,172
Yeonggwangbaeksu Wind Power Co., Ltd.		2,668	—	—	—	103	—	—	2,771
Nghi Son 2 Power Ltd.		269	535	—	—	(346)	(5)	—	453

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won
June 30, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Kelar S.A	￦	—	—	—	—	—	—	—	—
PT. Tanjung Power Indonesia		617	—	—	—	710	(18)	—	1,309
Incheon New Power Co., Ltd.		514	—	—	—	3	4	4	525
Seokmun Energy Co., Ltd.		—	—	—	—	(312)	793	—	481
Daehan Wind Power PSC		—	285	—	—	(128)	(3)	—	154

		1,287,862	26,010	(10,174)	(10,606)	63,613	(31,114)	(2,292)	1,323,299

	￦	5,693,530	93,700	(11,061)	(46,851)	159,843	(41,174)	(1,790)	5,846,197

In millions of won
December 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	71,387	—	—	—	8,902	—	(22)	80,267
Korea Gas Corporation		2,097,539	—	—	(4,725)	67,949	(55,453)	(2,497)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(1,792)	—	431	18,994
YTN Co., Ltd.		39,889	—	—	(90)	(188)	(935)	(311)	38,365
Cheongna Energy Co., Ltd.		28,771	—	—	—	(9,281)	—	—	19,490
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	1,279	78	—	12,890
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	9,520	—	—	113,664
Korea Power Exchange		198,021	—	—	—	9,944	—	770	208,735
AMEC Partners Korea Ltd.		200	—	—	—	30	—	—	230
Hyundai Energy Co., Ltd. (*1)		35,925	—	—	—	(13,731)	—	(15,204)	6,990
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	(569)	—	—	4,956
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		2,706	—	—	—	(119)	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		3,693	—	—	—	(291)	—	—	3,402
Daeryun Power Co., Ltd.		41,951	—	—	—	(5,798)	—	3	36,156
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,486	—	—	—	(343)	—	—	6,143
KNH Solar Co., Ltd.		1,744	—	—	—	178	2	—	1,924
SPC Power Corporation		47,799	—	—	(1,349)	5,375	381	5,827	58,033
Gemeng International Energy Co., Ltd.		667,578	—	—	(37,163)	51,766	89,481	(43,266)	728,396
PT. Cirebon Electric Power		43,335	—	—	—	12,210	5,029	—	60,574
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(880)	(641)	1,521	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,092)	(599)	1,691	—
Dolphin Property Limited		61	—	—	—	—	—	—	61
PT Wampu Electric Power		16,071	2,357	—	—	(600)	1,135	—	18,963
PT. Bayan Resources TBK		540,011	—	—	—	(11,341)	(3,604)	—	525,066
S-Power Co., Ltd.		104,244	24,300	—	—	2,364	—	—	130,908

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Pioneer Gas Power Limited	￦	50,668	—	—	—	59	460	—	51,187
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	9,244	—	—	(749)	1,216	—	31,863
Busan Solar Co., Ltd.		853	—	—	—	72	—	—	925
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(3)	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(818)	—	—	—
Samcheok Eco Material Co., Ltd.		212	—	—	—	(178)	(34)	—	—
Noeul Green Energy Co., Ltd.		189	200	—	—	(91)	(3)	—	295
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(1,318)	—	—	26,746
Goseong Green Energy Co., Ltd.		2,586	—	—	—	84	—	—	2,670
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(95)	—	—	2,688
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(32)	—	—	189
DS POWER Co., Ltd.		15,642	—	—	—	(4,671)	—	(11)	10,960
Dongducheon Dream Power Co., Ltd. (*2)		100,545	—	—	—	(3,412)	—	(41,466)	55,667
KS Solar Co., Ltd.		325	—	—	—	293	—	—	618
Yeongwol Energy Station Co., Ltd.		1,741	—	—	—	(451)	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		8,344	—	—	—	(42)	48	—	8,350
SE Green Energy Co., Ltd.		3,623	—	—	—	(48)	—	—	3,575
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	305	—	—	1,886
Jeongam Wind Power Co., Ltd.		93	880	—	—	(271)	—	—	702
Korea Power Engineering Service Co., Ltd.		1,334	—	—	(44)	542	—	(27)	1,805
Busan Green Energy Co., Ltd.		—	14,564	—	—	(52)	—	—	14,512
Jungbu Bio Energy Co., Ltd.		—	1,000	—	—	(96)	—	—	904
Korea Electric Vehicle Charging Service		—	1,596	—	—	(135)	—	(15)	1,446
Ulleungdo Natural Energy Co., Ltd.		—	8,000	—	—	(583)	—	—	7,417
Korea Nuclear Partners Co., Ltd.		—	290	—	—	(1)	—	—	289

		4,341,830	62,431	—	(54,379)	111,801	36,561	(92,576)	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(493)	—	—	8,549
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(135)	261	—	27,640
Shuweihat Asia Power Investment B.V.		16,241	108	—	—	4,008	117	—	20,474
Shuweihat Asia Operation & Maintenance Company		345	—	—	(798)	922	24	(7)	486
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(2,507)	796	20,299
ASM-BG Investicii AD		19,608	—	—	—	1,384	(789)	—	20,203
RES Technology AD		14,725	—	—	—	(318)	(618)	—	13,789
KV Holdings, Inc.		1,902	—	—	—	74	34	—	2,010
KEPCO SPC Power Corporation		190,519	—	—	(28,986)	43,801	3,190	—	208,524
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(1,546)	186	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	(8,239)	8,512	1,464	(9)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(33)	74	—	10,580
Rabigh Electricity Company		8,121	—	—	—	21,582	29,703	(38)	59,368
Rabigh Operation & Maintenance Company		4,628	—	—	(1,780)	533	205	—	3,586
Jamaica Public Service Company Limited		226,892	—	—	—	—	15,027	(1)	241,918
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	3,065	—	37	4,985
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	394	—	—	3,678

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
GS Donghae Electric Power Co., Ltd.	￦	201,409	—	—	—	(1,064)	—	34	200,379
Global Trade Of Power System Co., Ltd.		343	—	—	—	83	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	13	—	—	2,100
KODE NOVUS I LLC		12,207	—	—	—	(11,639)	588	(1,156)	—
KODE NOVUS II LLC		8,248	—	—	—	(8,104)	413	(557)	—
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(359)	—	—	3,352
Amman Asia Electric Power Company		122,391	—	—	(19,510)	25,131	10,244	(588)	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		4,617	—	—	—	(98)	—	(18)	4,501
Dangjin Eco Power Co., Ltd.		37,837	20,000	(8,851)	—	(712)	70	(63)	48,281
Honam Wind Power Co., Ltd.		3,555	—	—	—	371	—	—	3,926
Nepal Water & Energy Development Company Pty Ltd.		17,872	—	—	—	(1,277)	1,170	—	17,765
Chun-cheon Energy Co., Ltd.		—	32,853	—	—	(719)	(158)	—	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(294)	—	—	2,668
Nghi Son 2 Power Ltd.		102	722	—	—	(562)	2	5	269
Kelar S.A		3,156	—	—	—	—	(407)	(2,749)	—
PT. Tanjung Power Indonesia		700	—	—	—	(98)	—	15	617
Incheon New Power Co., Ltd.		465	—	—	—	49	—	—	514
Seokmun Energy Co., Ltd.		—	—	(100)	—	—	—	100	—

		1,166,894	53,683	(8,951)	(60,329)	82,471	58,293	(4,199)	1,287,862

	￦	5,508,724	116,114	(8,951)	(114,708)	194,272	94,854	(96,775)	5,693,530

(*1)	‘Others’ include ￦15,204 million of assets held-for-sale (note 41).
(*2)	‘Others’ include ￦41,170 million of assets held-for-sale (note 41).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

In millions of won
June 30, 2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	642,174	461,255	136,263	13,299
Korea Gas Corporation		41,074,518	30,650,242	11,301,341	404,959
Korea Electric Power Industrial Development Co., Ltd.		159,474	88,744	149,161	13,906
YTN Co., Ltd.		300,414	121,512	55,019	(2,084)
Cheongna Energy Co., Ltd.		450,984	417,303	29,480	(5,072)
Gangwon Wind Power Co., Ltd.		107,510	23,011	13,972	6,134
Hyundai Green Power Co., Ltd.		1,144,873	760,306	223,996	23,316
Korea Power Exchange		241,619	25,247	42,776	6,876
AMEC Partners Korea Ltd.		1,213	37	53	(34)
Hyundai Energy Co., Ltd.		519,319	483,623	32,090	(16,874)
Ecollite Co., Ltd.		2,218	336	—	(44)
Taebaek Wind Power Co., Ltd.		44,077	25,182	3,257	(2,901)
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		12,396	—	—	(232)
Pyeongchang Wind Power Co., Ltd.		76,228	61,736	1,520	915
Daeryun Power Co., Ltd.		793,430	629,808	123,138	(17,026)
JinanJangsu Wind Power Co., Ltd.		255	—	—	(52)
Changjuk Wind Power Co., Ltd.		38,157	15,507	3,131	908
KNH Solar Co., Ltd.		26,207	19,172	1,720	(6)
SPC Power Corporation		190,438	39,905	39,617	25,487
Gemeng International Energy Co., Ltd.		5,959,618	3,919,626	570,190	27,066
PT. Cirebon Electric Power		994,549	754,018	151,753	27,230
KNOC Nigerian East Oil Co., Ltd.		263,062	342,639	—	(4,563)
KNOC Nigerian West Oil Co., Ltd.		158,296	228,528	—	(2,086)
PT Wampu Electric Power		205,315	162,415	3,166	1,926
PT. Bayan Resources TBK		943,979	847,690	247,278	504
S-Power Co., Ltd.		886,179	621,653	233,043	(7,188)
Pioneer Gas Power Limited		318,903	250,396	—	187
Eurasia Energy Holdings		596	1,063	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		624,955	459,139	—	(14,321)
Hadong Mineral Fiber Co., Ltd.		—	20	—	—
Green Biomass Co., Ltd.		11,059	10,032	1,889	(280)
PT. Mutiara Jawa		26,702	32,567	1,526	(770)
Samcheok Eco Material Co., Ltd.		21,863	603	125	(1,147)
Noeul Green Energy Co., Ltd.		5,318	947	—	(980)
Naepo Green Energy Co., Ltd.		104,961	646	2,757	(2,668)
Goseong Green Energy Co., Ltd.		190,906	1,707	—	(2,380)
Gangneung Eco Power Co., Ltd.		90,166	19,623	—	(1,753)
Shin Pyeongtaek Power Co., Ltd.		38,280	42,594	—	(1,261)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,047	2,371	230	(12)
DS POWER Co., Ltd.		706,042	592,752	108,412	(4,654)
Dongducheon Dream Power Co., Ltd.		1,661,160	1,422,458	450,109	(32,506)
KS Solar Co., Ltd.		28,915	25,457	2,356	202
Yeongwol Energy Station Co., Ltd.		178,537	165,120	18,280	2,349
Jinbhuvish Power Generation Pvt. Ltd.		68,219	14,088	—	(968)
SE Green Energy Co., Ltd.		7,437	—	—	(47)
Daegu Photovoltaic Co., Ltd.		19,391	13,659	1,837	609
Jeongam Wind Power Co., Ltd.		1,898	301	—	(149)
Korea Power Engineering Service Co., Ltd.		9,038	2,314	12,254	498
Busan Green Energy Co., Ltd.		114,335	65,921	—	(1,626)
Jungbu Bio Energy Co., Ltd.		4,929	402	—	(265)
Korea Electric Vehicle Charging Service		9,173	4,711	—	(703)
Ulleungdo Natural Energy Co., Ltd.		24,105	97	—	(844)
Korea Nuclear Partners Co., Ltd.		908	32	—	(120)
Tamra Offshore Wind Power Co., Ltd		113,847	85,402	—	(3,842)
Korea Electric Power Corporation Fund		49,367	113	100	(236)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
June 30, 2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	￦	17,246	61	—	(238)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		149,678	79,420	10,462	2,637
Shuweihat Asia Power Investment B.V.		15,665	2	—	14,990
Shuweihat Asia Operation & Maintenance Company		1,730	—	600	430
Waterbury Lake Uranium L.P.		56,224	1,571	—	—
ASM-BG Investicii AD		83,082	40,565	6,616	1,760
RES Technology AD		72,584	44,552	4,444	131
KV Holdings, Inc.		4,808	1	1	566
KEPCO SPC Power Corporation		452,236	138,036	87,036	39,022
Canada Korea Uranium Limited Partnership		287	85	—	—
KEPCO Energy Resource Nigeria Limited		271,608	317,215	—	(17,999)
Gansu Datang Yumen Wind Power Co., Ltd.		93,698	57,807	2,218	(3,355)
Datang Chifeng Renewable Power Co., Ltd.		829,786	416,035	54,444	13,403
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		61,443	35,030	4,761	1,647
Rabigh Electricity Company		2,731,109	2,369,937	133,977	9,067
Rabigh Operation & Maintenance Company		22,657	10,128	12,634	1,252
Jamaica Public Service Company Limited		1,211,303	611,037	375,465	12,103
KW Nuclear Components Co., Ltd.		27,308	13,490	19,994	8,840
Busan Shinho Solar Power Co., Ltd.		49,587	34,800	3,595	779
GS Donghae Electric Power Co., Ltd.		1,916,128	1,325,557	3,671	1,119
Global Trade Of Power System Co., Ltd.		1,943	296	1,905	209
Expressway Solar-light Power Generation Co., Ltd.		20,321	13,433	1,125	(233)
KODE NOVUS I LLC		61,633	110,699	1,647	(3,829)
KODE NOVUS II LLC		21,383	46,348	632	(2,336)
Daejung Offshore Wind Power Co., Ltd.		6,463	67	—	(321)
Amman Asia Electric Power Company		871,884	656,922	6,012	16,258
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		118,482	110,103	4,179	(608)
Dangjin Eco Power Co., Ltd.		151,089	830	—	(687)
Honam Wind Power Co., Ltd.		41,398	26,623	3,957	1,708
Nepal Water & Energy Development Company Pty Ltd.		43,228	12,351	—	(319)
Chun-cheon Energy Co., Ltd.		366,476	195,345	—	(1,745)
Yeonggwangbaeksu Wind Power Co., Ltd.		102,741	84,271	6,163	553
Nghi Son 2 Power Ltd.		1,080	176	—	(687)
Kelar S.A		625,859	682,164	—	(3,918)
PT. Tanjung Power Indonesia		137,339	133,598	73,160	2,251
Incheon New Power Co., Ltd.		8,973	7,164	1,412	37
Seokmun Energy Co., Ltd.		212,544	210,885	—	(232)
Daehan Wind Power PSC		314	5	—	(254)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	639,118	471,497	321,273	18,625
Korea Gas Corporation		42,385,340	32,328,396	26,052,724	319,190
Korea Electric Power Industrial Development Co., Ltd.		142,835	77,340	324,162	9,855
YTN Co., Ltd.		305,799	126,561	117,418	(520)
Cheongna Energy Co., Ltd.		458,205	419,353	48,519	(21,108)
Gangwon Wind Power Co., Ltd.		114,600	28,994	21,941	8,529
Hyundai Green Power Co., Ltd.		1,182,352	790,407	486,435	31,011
Korea Power Exchange		236,199	27,464	87,400	9,303
AMEC Partners Korea Ltd.		1,332	123	511	155
Hyundai Energy Co., Ltd.		526,305	473,736	80,067	(29,749)
Ecollite Co., Ltd.		2,271	345	—	(97)
Taebaek Wind Power Co., Ltd.		48,009	26,212	6,626	(302)
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		10,349	—	—	(477)
Pyeongchang Wind Power Co., Ltd.		62,565	48,959	—	(1,164)
Daeryun Power Co., Ltd.		838,199	657,551	279,787	(29,806)
JinanJangsu Wind Power Co., Ltd.		306	—	—	(1)
Changjuk Wind Power Co., Ltd.		41,444	19,053	6,472	772
KNH Solar Co., Ltd.		27,254	20,105	4,399	861
SPC Power Corporation		182,908	30,191	68,149	37,395
Gemeng International Energy Co., Ltd.		5,956,288	3,940,455	902,008	95,064
PT. Cirebon Electric Power		1,026,729	806,458	295,788	43,968
KNOC Nigerian East Oil Co., Ltd.		264,434	337,762	—	(6,069)
KNOC Nigerian West Oil Co., Ltd.		160,765	230,001	—	(7,386)
Dolphin Property Limited		300	1	—	8
PT Wampu Electric Power		201,383	160,159	17,476	(2,696)
PT. Bayan Resources TBK		1,043,143	901,952	461,349	(30,014)
S-Power Co., Ltd.		935,870	664,523	632,073	5,336
Pioneer Gas Power Limited		310,761	240,833	—	148
Eurasia Energy Holdings		599	1,069	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		506,970	341,261	—	2,760
Busan Solar Co., Ltd.		26,059	21,367	4,267	383
Hadong Mineral Fiber Co., Ltd.		2	21	—	(30)
Green Biomass Co., Ltd.		10,664	9,343	4,136	(1,323)
PT. Mutiara Jawa		25,013	29,913	1,943	(7,247)
Samcheok Eco Material Co., Ltd.		23,119	735	—	(2,171)
Noeul Green Energy Co., Ltd.		1,517	44	—	(446)
Naepo Green Energy Co., Ltd.		108,167	1,184	3,126	(5,274)
Goseong Green Energy Co., Ltd.		95,323	3,248	—	(4,312)
Gangneung Eco Power Co., Ltd.		81,459	9,163	—	(3,610)
Shin Pyeongtaek Power Co., Ltd.		25,875	29,190	—	(2,595)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,128	2,452	490	81
DS POWER Co., Ltd.		641,257	525,524	33,542	(5,759)
Dongducheon Dream Power Co., Ltd.		1,668,235	1,397,026	1,003,346	(10,307)
KS Solar Co., Ltd.		29,745	26,469	4,667	278
Yeongwol Energy Station Co., Ltd.		179,852	166,953	12,068	1,831
Jinbhuvish Power Generation Pvt. Ltd.		75,429	19,199	—	(805)
SE Green Energy Co., Ltd.		7,484	—	—	(103)
Daegu Photovoltaic Co., Ltd.		21,039	14,535	3,977	1,051
Jeongam Wind Power Co., Ltd.		2,053	299	—	(621)
Korea Power Engineering Service Co., Ltd.		9,194	2,968	25,925	2,296
Busan Green Energy Co., Ltd.		50,093	53	—	(180)
Jungbu Bio Energy Co., Ltd.		5,192	400	—	(508)
Korea Electric Vehicle Charging Service		9,577	4,412	—	(482)
Ulleungdo Natural Energy Co., Ltd.		27,113	2,262	—	(1,948)
Korea Nuclear Partners Co., Ltd.		1,002	6	—	(4)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	￦	17,535	111	—	(765)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		150,157	81,056	16,335	(373)
Shuweihat Asia Power Investment B.V.		41,969	17	—	8,232
Shuweihat Asia Operation & Maintenance Company		885	—	2,318	1,666
Waterbury Lake Uranium L.P.		51,302	4	—	—
ASM-BG Investicii AD		83,766	43,359	12,328	2,833
RES Technology AD		73,261	45,684	7,539	(566)
KV Holdings, Inc.		5,025	—	—	186
KEPCO SPC Power Corporation		449,553	172,261	175,008	59,610
Canada Korea Uranium Limited Partnership		305	124	—	(19)
KEPCO Energy Resource Nigeria Limited		380,282	416,959	—	(16,309)
Gansu Datang Yumen Wind Power Co., Ltd.		98,298	58,030	7,280	(4,507)
Datang Chifeng Renewable Power Co., Ltd.		882,914	454,731	103,860	21,900
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		65,110	38,661	7,880	1,216
Rabigh Electricity Company		2,644,825	2,297,194	293,184	53,384
Rabigh Operation & Maintenance Company		18,186	9,222	22,203	2,144
Jamaica Public Service Company Limited		1,086,244	657,962	859,728	3,305
KW Nuclear Components Co., Ltd.		36,065	24,777	16,217	7,687
Busan Shinho Solar Power Co., Ltd.		51,617	36,903	7,565	1,471
GS Donghae Electric Power Co., Ltd.		1,675,986	1,086,534	—	(2,823)
Global Trade Of Power System Co., Ltd.		1,547	78	4,849	287
Expressway Solar-light Power Generation Co., Ltd.		21,154	13,913	2,981	443
KODE NOVUS I LLC		64,453	110,030	3,421	(59,389)
KODE NOVUS II LLC		22,500	45,306	1,868	(39,345)
Daejung Offshore Wind Power Co., Ltd.		6,795	78	—	(606)
Amman Asia Electric Power Company		875,590	645,998	46,940	41,880
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		50,152	41,326	18,849	(611)
Dangjin Eco Power Co., Ltd.		136,982	945	—	(1,035)
Honam Wind Power Co., Ltd.		41,527	28,100	5,944	1,266
Nepal Water & Energy Development Company Pty Ltd.		42,644	11,136	—	(647)
Chun-cheon Energy Co., Ltd.		149,025	42,094	—	(2,389)
Yeonggwangbaeksu Wind Power Co., Ltd.		104,045	86,257	4,974	(1,956)
Nghi Son 2 Power Ltd.		771	234	—	(1,111)
Kelar S.A		375,136	405,618	—	(3,140)
PT. Tanjung Power Indonesia		37,948	36,185	16,476	(276)
Incheon New Power Co., Ltd.		10,078	8,306	3,318	301
Seokmun Energy Co., Ltd.		184,051	184,759	—	(552)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
June 30, 2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	￦	180,919	49.90%	90,279	144	—	—	90,423
Korea Gas Corporation		10,424,276	21.57%	2,248,516	—	—	(66,954)	2,181,562
Korea Electric Power Industrial Development Co., Ltd.		70,730	29.00%	20,512	—	—	—	20,512
YTN Co., Ltd.		178,902	21.43%	38,339	—	(37)	(4)	38,298
Cheongna Energy Co., Ltd.		33,681	43.90%	14,786	2,584	(147)	—	17,223
Gangwon Wind Power Co., Ltd.		84,499	15.00%	12,675	—	—	49	12,724
Hyundai Green Power Co., Ltd.		384,567	29.00%	111,524	—	—	—	111,524
Korea Power Exchange		216,372	100.00%	216,372	—	—	—	216,372
AMEC Partners Korea Ltd.		1,176	19.00%	223	—	—	—	223
Hyundai Energy Co., Ltd.		35,696	46.30%	16,527	—	(1,099)	(11,728)	3,700
Ecollite Co., Ltd.		1,882	36.10%	679	—	—	(679)	—
Taebaek Wind Power Co., Ltd.		18,895	25.00%	4,724	—	(162)	—	4,562
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		12,396	25.00%	3,099	—	—	—	3,099
Pyeongchang Wind Power Co., Ltd.		14,492	25.00%	3,623	—	—	—	3,623
Daeryun Power Co., Ltd.		163,622	19.45%	31,824	1,014	—	6	32,844
JinanJangsu Wind Power Co., Ltd.		255	25.00%	64	—	—	—	64
Changjuk Wind Power Co., Ltd.		22,650	30.00%	6,795	—	(190)	—	6,605
KNH Solar Co., Ltd.		7,035	27.00%	1,899	—	(46)	—	1,853
SPC Power Corporation		150,533	38.00%	57,202	—	—	—	57,202
Gemeng International Energy Co., Ltd.		2,039,992	34.00%	693,597	—	—	35,739	729,336
PT. Cirebon Electric Power		240,531	27.50%	66,146	—	—	—	66,146
KNOC Nigerian East Oil Co., Ltd.		(79,577)	14.63%	(11,642)	—	—	11,642	—
KNOC Nigerian West Oil Co., Ltd.		(70,232)	14.63%	(10,275)	—	—	10,275	—
PT Wampu Electric Power		42,900	46.00%	19,734	—	—	—	19,734
PT. Bayan Resources TBK		96,289	20.00%	19,258	489,253	—	—	508,511
S-Power Co., Ltd.		264,526	49.00%	129,618	—	(1,998)	—	127,620
Pioneer Gas Power Limited		68,507	40.00%	27,403	23,147	—	68	50,618
Eurasia Energy Holdings		(467)	40.00%	(187)	—	—	187	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		165,816	25.00%	41,454	(7,578)	(590)	(289)	32,997
Hadong Mineral Fiber Co., Ltd.		(20)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		1,027	14.00%	144	—	—	—	144
PT. Mutiara Jawa		(5,865)	29.00%	(1,701)	70	—	1,631	—
Samcheok Eco Material Co., Ltd.		21,260	2.67%	568	—	—	(568)	—
Noeul Green Energy Co., Ltd.		4,371	29.00%	1,268	—	—	—	1,268
Naepo Green Energy Co., Ltd.		104,315	25.00%	26,079	—	—	—	26,079
Goseong Green Energy Co., Ltd.		189,199	1.45%	2,743	—	—	—	2,743
Gangneung Eco Power Co., Ltd.		70,543	3.72%	2,624	—	—	(1)	2,623
Shin Pyeongtaek Power Co., Ltd.		(4,314)	40.00%	(1,726)	—	(1,995)	3,721	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		676	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		113,290	10.91%	12,360	—	(6,830)	4,244	9,774
Dongducheon Dream Power Co., Ltd.		238,702	33.61%	80,228	—	(4,948)	(30,086)	45,194
KS Solar Co., Ltd.		3,458	19.00%	657	—	(35)	—	622
Yeongwol Energy Station Co., Ltd.		13,417	10.00%	1,342	—	—	—	1,342
Jinbhuvish Power Generation Pvt. Ltd.		54,131	5.16%	2,793	5,449	—	—	8,242
SE Green Energy Co., Ltd.		7,437	47.76%	3,552	—	—	—	3,552
Daegu Photovoltaic Co., Ltd.		5,732	29.00%	1,662	—	—	—	1,662
Jeongam Wind Power Co., Ltd.		1,597	40.00%	639	—	—	—	639
Korea Power Engineering Service Co., Ltd.		6,724	29.00%	1,950	—	—	—	1,950
Busan Green Energy Co., Ltd.		48,414	29.00%	14,040	—	—	—	14,040
Jungbu Bio Energy Co., Ltd.		4,527	18.87%	854	—	—	—	854

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
June 30, 2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

Korea Electric Vehicle Charging Service	￦	4,462	28.00%	1,249	—	—	—	1,249
Ulleungdo Natural Energy Co., Ltd.		24,008	29.85%	7,166	—	—	(1)	7,165
Korea Nuclear Partners Co., Ltd.		876	29.00%	254	—	—	—	254
Tamra Offshore Wind Power Co., Ltd		28,445	27.00%	7,680	—	—	—	7,680
Korea Electric Power Corporation Fund		49,254	97.98%	48,259	—	—	(1)	48,258

<Joint ventures>
KEPCO-Uhde Inc.		17,185	50.85%	8,739	—	—	(311)	8,428
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		70,258	40.00%	28,103	—	—	(1)	28,102
Shuweihat Asia Power Investment B.V.		15,663	49.00%	7,675	—	—	(82)	7,593
Shuweihat Asia Operation & Maintenance Company		1,730	55.00%	952	—	—	(1)	951
Waterbury Lake Uranium L.P.		54,653	38.43%	21,003	—	—	(114)	20,889
ASM-BG Investicii AD		42,517	50.00%	21,259	—	—	—	21,259
RES Technology AD		28,032	50.00%	14,016	—	—	—	14,016
KV Holdings, Inc.		4,807	40.00%	1,923	—	—	—	1,923
KEPCO SPC Power Corporation		314,200	75.20%	236,278	—	—	—	236,278
Canada Korea Uranium Limited Partnership		202	12.50%	25	—	—	(25)	—
KEPCO Energy Resource Nigeria Limited		(45,607)	30.00%	(13,682)	—	—	13,682	—
Gansu Datang Yumen Wind Power Co., Ltd.		35,891	40.00%	14,356	—	—	1	14,357
Datang Chifeng Renewable Power Co., Ltd.		413,751	40.00%	165,500	—	—	(48)	165,452
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,413	40.00%	10,565	—	—	—	10,565
Rabigh Electricity Company		361,172	40.00%	144,469	—	(77,479)	(34)	66,956
Rabigh Operation & Maintenance Company		12,529	40.00%	5,012	—	—	—	5,012
Jamaica Public Service Company Limited		600,266	40.00%	240,106	—	—	305	240,411
KW Nuclear Components Co., Ltd.		13,818	43.36%	5,991	90	—	1	6,082
Busan Shinho Solar Power Co., Ltd.		14,787	25.00%	3,697	—	—	—	3,697
GS Donghae Electric Power Co., Ltd.		590,571	34.00%	200,794	—	—	(34)	200,760
Global Trade Of Power System Co., Ltd.		1,647	29.00%	478	—	—	—	478
Expressway Solar-light Power Generation Co., Ltd.		6,888	29.00%	1,998	—	—	(1)	1,997
KODE NOVUS I LLC		(49,066)	50.00%	(24,533)	4,732	—	19,801	—
KODE NOVUS II LLC		(24,965)	50.00%	(12,483)	—	—	12,483	—
Daejung Offshore Wind Power Co., Ltd.		6,396	49.90%	3,192	—	—	(1)	3,191
Amman Asia Electric Power Company		214,962	60.00%	128,977	—	—	(87)	128,890
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		8,379	51.00%	4,273	—	—	—	4,273
Dangjin Eco Power Co., Ltd.		150,259	34.00%	51,088	2,028	—	—	53,116
Honam Wind Power Co., Ltd.		14,775	29.00%	4,285	32	—	—	4,317
Nepal Water & Energy Development Company Pty Ltd.		30,877	52.77%	16,294	972	—	175	17,441
Chun-cheon Energy Co., Ltd.		171,131	29.90%	51,168	3	—	1	51,172
Yeonggwangbaeksu Wind Power Co., Ltd.		18,470	15.00%	2,771	—	—	—	2,771
Nghi Son 2 Power Ltd.		904	50.00%	452	—	—	1	453
Kelar S.A		(56,305)	65.00%	(36,598)	2,424	—	34,174	—
PT. Tanjung Power Indonesia		3,741	35.00%	1,309	—	—	—	1,309
Incheon New Power Co., Ltd.		1,809	29.00%	525	—	—	—	525
Seokmun Energy Co., Ltd.		1,659	29.00%	481	—	—	—	481
Daehan Wind Power PSC		309	50.00%	155	—	—	(1)	154

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	￦	167,621	47.80%	80,123	144	—	—	80,267
Korea Gas Corporation		10,056,944	21.57%	2,169,283	—	—	(66,470)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		65,495	29.00%	18,994	—	—	—	18,994
YTN Co., Ltd.		179,238	21.43%	38,411	—	(43)	(3)	38,365
Cheongna Energy Co., Ltd.		38,852	43.90%	17,056	2,584	(150)	—	19,490
Gangwon Wind Power Co., Ltd.		85,606	15.00%	12,841	—	—	49	12,890
Hyundai Green Power Co., Ltd.		391,945	29.00%	113,664	—	—	—	113,664
Korea Power Exchange		208,735	100.00%	208,735	—	—	—	208,735
AMEC Partners Korea Ltd.		1,209	19.00%	230	—	—	—	230
Hyundai Energy Co., Ltd.		52,569	46.30%	24,340	—	(1,120)	(16,230)	6,990
Ecollite Co., Ltd.		1,926	36.10%	695	—	—	(695)	—
Taebaek Wind Power Co., Ltd.		21,797	25.00%	5,449	—	(493)	—	4,956
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		10,349	25.00%	2,587	—	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		13,606	25.00%	3,402	—	—	—	3,402
Daeryun Power Co., Ltd.		180,648	19.45%	35,136	1,014	—	6	36,156
JinanJangsu Wind Power Co., Ltd.		306	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		22,391	30.00%	6,717	—	(574)	—	6,143
KNH Solar Co., Ltd.		7,149	27.00%	1,930	—	(6)	—	1,924
SPC Power Corporation		152,717	38.00%	58,033	—	—	—	58,033
Gemeng International Energy Co., Ltd.		2,015,833	34.00%	685,383	—	—	43,013	728,396
PT. Cirebon Electric Power		220,271	27.50%	60,574	—	—	—	60,574
KNOC Nigerian East Oil Co., Ltd.		(73,328)	14.63%	(10,728)	—	—	10,728	—
KNOC Nigerian West Oil Co., Ltd.		(69,236)	14.63%	(10,129)	—	—	10,129	—
Dolphin Property Limited		299	15.00%	45	—	—	16	61
PT Wampu Electric Power		41,224	46.00%	18,963	—	—	—	18,963
PT. Bayan Resources TBK		141,191	20.00%	28,238	498,089	—	(1,261)	525,066
S-Power Co., Ltd.		271,347	49.00%	132,960	—	(2,052)	—	130,908
Pioneer Gas Power Limited		69,928	40.00%	27,971	23,147	—	69	51,187
Eurasia Energy Holdings		(470)	40.00%	(188)	—	—	188	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		165,709	25.00%	41,427	(8,796)	(479)	(289)	31,863
Busan Solar Co., Ltd.		4,692	19.80%	929	—	(4)	—	925
Hadong Mineral Fiber Co., Ltd.		(19)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		1,321	14.00%	185	—	—	(185)	—
PT. Mutiara Jawa		(4,900)	29.00%	(1,421)	70	—	1,351	—
Samcheok Eco Material Co., Ltd.		22,384	2.67%	598	—	—	(598)	—
Noeul Green Energy Co., Ltd.		1,473	20.00%	295	—	—	—	295
Naepo Green Energy Co., Ltd.		106,983	25.00%	26,746	—	—	—	26,746
Goseong Green Energy Co., Ltd.		92,075	2.90%	2,670	—	—	—	2,670
Gangneung Eco Power Co., Ltd.		72,296	3.72%	2,689	—	—	(1)	2,688
Shin Pyeongtaek Power Co., Ltd.		(3,315)	40.00%	(1,326)	—	(1,995)	3,321	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		676	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		115,733	10.91%	12,626	—	(5,940)	4,274	10,960
Dongducheon Dream Power Co., Ltd.		271,209	33.61%	91,153	—	5,398	(40,884)	55,667
KS Solar Co., Ltd.		3,276	19.00%	622	—	(4)	—	618
Yeongwol Energy Station Co., Ltd.		12,899	10.00%	1,290	—	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		56,230	5.16%	2,901	5,450	—	(1)	8,350
SE Green Energy Co., Ltd.		7,484	47.76%	3,575	—	—	—	3,575
Daegu Photovoltaic Co., Ltd.		6,504	29.00%	1,886	—	—	—	1,886

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

Jeongam Wind Power Co., Ltd.	￦	1,754	40.00%	702	—	—	—	702
Korea Power Engineering Service Co., Ltd.		6,226	29.00%	1,805	—	—	—	1,805
Busan Green Energy Co., Ltd.		50,040	29.00%	14,512	—	—	—	14,512
Jungbu Bio Energy Co., Ltd.		4,792	18.87%	904	—	—	—	904
Korea Electric Vehicle Charging Service		5,165	28.00%	1,446	—	—	—	1,446
Ulleungdo Natural Energy Co., Ltd.		24,851	29.85%	7,418	—	—	(1)	7,417
Korea Nuclear Partners Co., Ltd.		996	29.00%	289	—	—	—	289

<Joint ventures>
KEPCO-Uhde Inc.		17,424	50.85%	8,860	—	—	(311)	8,549
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		69,101	40.00%	27,640	—	—	—	27,640
Shuweihat Asia Power Investment B.V.		41,952	49.00%	20,556	—	—	(82)	20,474
Shuweihat Asia Operation & Maintenance Company		885	55.00%	487	—	—	(1)	486
Waterbury Lake Uranium L.P.		51,298	40.00%	20,519	—	—	(220)	20,299
ASM-BG Investicii AD		40,407	50.00%	20,203	—	—	—	20,203
RES Technology AD		27,577	50.00%	13,789	—	—	—	13,789
KV Holdings, Inc.		5,025	40.00%	2,010	—	—	—	2,010
KEPCO SPC Power Corporation		277,292	75.20%	208,524	—	—	—	208,524
Canada Korea Uranium Limited Partnership		181	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(36,677)	30.00%	(11,003)	—	—	11,003	—
Gansu Datang Yumen Wind Power Co., Ltd.		40,268	40.00%	16,107	—	—	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		428,183	40.00%	171,273	—	—	(49)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,449	40.00%	10,580	—	—	—	10,580
Rabigh Electricity Company		347,631	40.00%	139,052	—	(79,646)	(38)	59,368
Rabigh Operation & Maintenance Company		8,964	40.00%	3,586	—	—	—	3,586
Jamaica Public Service Company Limited		428,282	40.00%	171,313	(72,370)	—	142,975	241,918
KW Nuclear Components Co., Ltd.		11,288	43.36%	4,895	90	—	—	4,985
Busan Shinho Solar Power Co., Ltd.		14,714	25.00%	3,678	—	—	—	3,678
GS Donghae Electric Power Co., Ltd.		589,452	34.00%	200,414	—	—	(35)	200,379
Global Trade Of Power System Co., Ltd.		1,469	29.00%	426	—	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		7,241	29.00%	2,100	—	—	—	2,100
KODE NOVUS I LLC		(45,577)	50.00%	(22,789)	4,732	—	18,057	—
KODE NOVUS II LLC		(22,806)	49.00%	(11,175)	—	—	11,175	—
Daejung Offshore Wind Power Co., Ltd.		6,717	49.90%	3,352	—	—	—	3,352
Amman Asia Electric Power Company		229,592	60.00%	137,755	—	—	(87)	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		8,826	51.00%	4,501	—	—	—	4,501
Dangjin Eco Power Co., Ltd.		136,037	34.00%	46,253	2,696	—	(668)	48,281
Honam Wind Power Co., Ltd.		13,427	29.00%	3,894	32	—	—	3,926
Nepal Water & Energy Development Company Pty Ltd.		31,508	52.77%	16,627	972	—	166	17,765
Chun-cheon Energy Co., Ltd.		106,931	29.90%	31,972	3	—	1	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		17,788	15.00%	2,668	—	—	—	2,668
Nghi Son 2 Power Ltd.		537	50.00%	268	—	—	1	269
Kelar S.A		(30,482)	65.00%	(19,814)	2,424	—	17,390	—
PT. Tanjung Power Indonesia		1,763	35.00%	617	—	—	—	617
Incheon New Power Co., Ltd.		1,772	29.00%	514	—	—	—	514
Seokmun Energy Co., Ltd.		(708)	29.00%	(205)	—	—	205	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of June 30, 2016 and December 31, 2015, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest

Green Biomass Co., Ltd.	￦	—	—	(125)	—
Shin Pyeongtaek Power Co., Ltd.		400	1,726	1,038	1,326
KEPCO Energy Resource Nigeria Limited		2,679	13,682	4,645	11,003
Chun-cheon Energy Co., Ltd.		—	—	(8)	—
Seokmun Energy Co., Ltd.		(205)	—	152	205
Kelar S.A		19,209	36,598	17,389	17,389
Hadong Mineral Fiber Co., Ltd.		—	5	5	5
PT. Mutiara Jawa		350	1,701	1,351	1,351
Eurasia Energy Holdings		(1)	187	188	188
KODE NOVUS I LLC		1,744	24,533	22,789	22,789
KODE NOVUS II LLC		1,308	12,483	11,175	11,175

(7)	As of June 30, 2016, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2016, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders, except for financial investors, decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(viii)	Samcheok Eco Material Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(ix)	Seokmun Energy Co., Ltd.

The Company has an obligation to invest an additional ￦15 billion in Seokmun Energy Co., Ltd. The obligation may be conducted through acquisition of new shares, converted shares or convertible bonds.

(x)	Chun-cheon Energy Co., Ltd.

The Company has an obligation to acquire the converted shares up to un-invested balance when Chun-cheon Energy Co., Ltd. fails to repay the convertible bonds on the maturity date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions

KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Only if the condition satisfies the terms of the loan agreements signed by financial institutions, the investors of subordinated credit facility loans can receive payments of principal and interest and dividend. KEB Hana Bank, the deputy, permits the amount of the payments and dividend.

KS Solar Co., Ltd.	Dividends can only be paid when all conditions of a loan agreement are satisfied.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

DS Power Co., Ltd.	Shares cannot be wholly or partially transferred, except as permitted by the agreement.

Hyundai Green Power Co., Ltd.

As of June 30, 2016, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ￦919.2 billion with Korea Development Bank and others.

At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors.

At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares when claimed by Hyundai Steel Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	￦	12,556,031	(3,199)	—	—	12,552,832
Buildings		15,357,169	(61,886)	(5,585,268)	(854)	9,709,161
Structures		59,474,334	(193,982)	(18,962,673)	(1,184)	40,316,495
Machinery		57,834,515	(114,972)	(22,150,400)	(36,230)	35,532,913
Ships		4,130	—	(3,494)	—	636
Vehicles		230,129	(24)	(169,164)	—	60,941
Equipment		1,170,754	(888)	(858,484)	—	311,382
Tools		871,976	(564)	(709,927)	—	161,485
Construction-in-progress		40,187,159	(135,502)	—	(38,107)	40,013,550
Finance lease assets		2,389,982	—	(1,939,194)	—	450,788
Asset retirement costs		6,933,949	—	(2,960,230)	—	3,973,719
Others		9,776,927	—	(7,600,159)	—	2,176,768

	￦	206,787,055	(511,017)	(60,938,993)	(76,375)	145,260,670

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

In millions of won	December 31, 2015
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	￦	12,396,460	(3,147)	—	—	12,393,313
Buildings		14,936,722	(63,932)	(5,259,436)	(854)	9,612,500
Structures		58,251,296	(193,119)	(17,991,950)	(1,184)	40,065,043
Machinery		57,143,211	(108,935)	(20,242,232)	(36,230)	36,755,814
Ships		4,930	—	(4,144)	—	786
Vehicles		227,733	(29)	(167,261)	—	60,443
Equipment		1,134,376	(1,026)	(823,805)	—	309,545
Tools		836,131	(691)	(675,501)	—	159,939
Construction-in-progress		35,305,133	(139,898)	—	(38,107)	35,127,128
Finance lease assets		2,389,985	—	(1,878,476)	—	511,509
Asset retirement costs		6,888,547	—	(2,782,460)	—	4,106,087
Others		9,438,381	—	(7,179,137)	—	2,259,244

	￦	198,952,905	(510,777)	(57,004,402)	(76,375)	141,361,351

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	12,396,460	5,660	(10,995)	—	—	164,906	12,556,031
(Government grants)		(3,147)	—	13	—	—	(65)	(3,199)
Buildings		9,676,432	2,709	(3,667)	(320,336)	—	415,909	9,771,047
(Government grants)		(63,932)	—	—	2,589	—	(543)	(61,886)
Structures		40,258,162	1,187	(229,789)	(1,086,483)	—	1,567,400	40,510,477
(Government grants)		(193,119)	—	1,211	4,690	—	(6,764)	(193,982)
Machinery		36,864,749	116,807	(111,970)	(2,017,829)	—	796,128	35,647,885
(Government grants)		(108,935)	—	827	5,874	—	(12,738)	(114,972)
Ships		786	—	—	(150)	—	—	636
Vehicles		60,472	260	21	(13,554)	—	13,766	60,965
(Government grants)		(29)	—	—	5	—	—	(24)
Equipment		310,571	35,435	(104)	(59,312)	—	25,680	312,270
(Government grants)		(1,026)	—	—	250	—	(112)	(888)
Tools		160,630	7,708	(294)	(34,458)	—	28,463	162,049
(Government grants)		(691)	—	—	145	—	(18)	(564)
Construction-in-progress		35,267,026	7,299,871	—	—	—	(2,417,845)	40,149,052
(Government grants)		(139,898)	(15,074)	—	—	—	19,470	(135,502)
Finance lease assets		511,509	—	—	(51,211)	—	(9,510)	450,788
Asset retirement cost		4,106,087	—	—	(260,257)	—	127,889	3,973,719
Others		2,259,244	4,095	130	(417,621)	—	330,920	2,176,768

	￦	141,361,351	7,458,658	(354,617)	(4,247,658)	—	1,042,936	145,260,670

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others (*2)	Ending balance

Land	￦	12,238,488	9,370	(192,496)	—	—	341,098	12,396,460
(Government grants)		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		8,979,023	12,466	(42,889)	(633,770)	—	1,361,602	9,676,432
(Government grants)		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		38,654,777	1,787	(181,914)	(2,120,749)	—	3,904,261	40,258,162
(Government grants)		(196,871)	—	1,816	9,178	—	(7,242)	(193,119)
Machinery		35,460,708	430,524	(250,915)	(3,880,076)	(1,205)	5,105,713	36,864,749
(Government grants)		(108,750)	—	1,101	11,133	—	(12,419)	(108,935)
Ships		1,085	—	—	(299)	—	—	786
Vehicles		50,576	5,449	(27)	(22,175)	—	26,649	60,472
(Government grants)		(76)	—	1	47	—	(1)	(29)
Equipment		211,647	56,004	(230)	(103,889)	—	147,039	310,571
(Government grants)		(1,002)	—	—	469	—	(493)	(1,026)
Tools		152,777	25,940	(90)	(67,482)	—	49,485	160,630
(Government grants)		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		32,379,512	13,508,590	(13,658)	—	(29,139)	(10,578,279)	35,267,026
(Government grants)		(123,938)	(27,239)	—	—	—	11,279	(139,898)
Finance lease assets		612,395	1,560	(3,959)	(110,162)	—	11,675	511,509
Asset retirement cost		5,354,427	—	—	(551,461)	—	(696,879)	4,106,087
Others		2,219,386	25,436	(98)	(804,545)	—	819,065	2,259,244

	￦	135,812,499	14,049,887	(683,358)	(8,268,449)	(30,344)	481,116	141,361,351

(*1)	Korea South-East Power Co., Ltd. and Korea East-West Power Co., Ltd, 100% owned subsidiaries, have determined that there is an impairment indicator and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.
(*2)	‘Others’ include ￦23,273 million of assets held for sale (note 41) comprising land and buildings and the amount is ￦2,907 million and ￦20,366 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Acquisition cost		Government grants	Accumulated depreciation	Book value

Land	￦	231,619	—	—	231,619
Buildings		23,541	(65)	(10,220)	13,256

	￦	255,160	(65)	(10,220)	244,875

In millions of won	December 31, 2015
	Acquisition cost		Government grants	Accumulated depreciation	Book value

Land	￦	253,960	—	—	253,960
Buildings		27,655	(13)	(11,692)	15,950

	￦	281,615	(13)	(11,692)	269,910

(2)	Changes in investment properties for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Depreciation	Others	Ending balance

Land	￦	253,960	—	(22,341)	231,619
Buildings		15,963	(329)	(2,313)	13,321
(Government grants)		(13)	—	(52)	(65)

	￦	269,910	(329)	(24,706)	244,875

In millions of won	December 31, 2015
	Beginning balance		Depreciation	Others	Ending balance

Land	￦	301,483	—	(47,523)	253,960
Buildings		15,791	(669)	841	15,963
(Government grants)		(10)	—	(3)	(13)

	￦	317,264	(669)	(46,685)	269,910

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Rental income	￦	2,949	4,845	2,651	4,843
Operating and maintenance expenses related to rental income		(131)	(329)	(185)	(347)

	￦	2,818	4,516	2,466	4,496

(4)	Fair value of investment properties as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Book value		Fair value	Book value	Fair value

Land	￦	231,619	256,219	253,960	284,423
Buildings		13,256	15,014	15,950	18,263

	￦	244,875	271,233	269,910	302,686

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in balance of construction service contracts for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Increase and decrease (*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE and others	￦	12,308,839	73,814	(1,927,326)	10,455,327

(*)	For the six-month period ended June 30, 2016, the increased balance of contracts from new orders and other is ￦164,830 million and the decreased balance of contracts from changes in size of construction is ￦91,016 million.

In millions of won	December 31, 2015
	Beginning balance		Increase and decrease (*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE and others	￦	17,081,074	(1,011,031)	(3,761,204)	12,308,839

(*)	For the year ended December 31, 2015, the increased balance of contracts from new orders and other is ￦412,617 million and the decreased balance of contracts from changes in size of construction is ￦1,423,648 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts

Nuclear power plant construction in UAE and others	￦	13,685,571	12,897,555	788,016	—

In millions of won	December 31, 2015
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts

Nuclear power plant construction in UAE and others	￦	12,224,934	11,573,516	651,418	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)

Nuclear power plant construction in UAE and others	￦	48,205	961,986	55,317	893,992

(*1)	Included in trade and other receivables, net, in the consolidated interim statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated interim statements of financial position.

(4)	The contract between the Company and ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as a contract date, a contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without agreement of the purchaser. ENEC did not agree to disclose such information. Accordingly, the Company did not disclose such information based on K-IFRS 1011 45.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Company discloses. Also, the Company has not disclosed such information in a registration statement, investment prospectus or annual report and reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Company’s construction for the six-month period ended June 30, 2016 are as follows:

In millions of won	June 30, 2016
						Assets		Receivables from construction contracts
	Provision for construction losses		Changes in estimates of contract costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts

Transmission and distribution	￦	—	—	—	—	2,207	—	—	—
Electric power generation (nuclear)		—	—	—	—	1,499	—	—	—
Plant maintenance & engineering service		512	3,403	(3,856)	453	44,499	—	114,485	4,071

	￦	512	3,403	(3,856)	453	48,205	—	114,485	4,071

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	418,722	(654)	(349,874)	—	68,194
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,605	—	(13,990)	—	20,615
Mining rights		530,155	—	(9,757)	—	520,398
Development expenditures		772,210	(5,988)	(712,099)	—	54,123
Intangible assets under development		97,089	(11,057)	—	—	86,032
Usage rights of donated assets and other		375,275	(27)	(331,229)	—	44,019
Leasehold rights		23,313	—	(18,488)	—	4,825
Greenhouse gas emissions rights		1,300	—	—	—	1,300
Others		204,206	(1)	(85,503)	(12,124)	106,578

	￦	2,460,273	(17,727)	(1,524,338)	(12,124)	906,084

In millions of won	December 31, 2015
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	389,220	(699)	(331,334)	—	57,187
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,178	—	(12,303)	—	21,875
Mining rights		508,392	—	(8,855)	—	499,537
Development expenditures		751,784	(6,835)	(699,977)	—	44,972
Intangible assets under development		94,886	(10,483)	—	—	84,403
Usage rights of donated assets and other		375,275	(32)	(326,684)	—	48,559
Leasehold rights		19,112	—	(18,367)	—	745
Greenhouse gas emissions rights		805	—	—	—	805
Others		189,941	(1)	(80,067)	(12,124)	97,749

	￦	2,366,991	(18,050)	(1,480,985)	(12,124)	855,832

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	57,886	4,835	—	(17,721)	—	23,848	68,848
(Government grants)		(699)	—	—	123	—	(78)	(654)
Copyrights, patents rights and other industrial rights		21,875	87	(24)	(1,316)	—	(7)	20,615
Mining rights		499,537	12,191	—	—	—	8,670	520,398
Development expenditures		51,807	577	—	(11,388)	—	19,115	60,111
(Government grants)		(6,835)	—	—	1,370	—	(523)	(5,988)
Intangible assets under development		94,886	24,633	—	—	—	(22,430)	97,089
(Government grants)		(10,483)	(574)	—	—	—	—	(11,057)
Usage rights of donated assets and other		48,591	—	—	(4,522)	—	(23)	44,046
(Government grants)		(32)	—	—	5	—	—	(27)
Leasehold rights		745	—	—	(122)	—	4,202	4,825
Greenhouse gas emissions rights		805	—	—	—	—	495	1,300
Others		97,750	6,464	(248)	(3,850)	—	6,463	106,579
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	855,832	48,213	(272)	(37,421)	—	39,732	906,084

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	52,556	10,477	(2)	(29,795)	187	24,463	57,886
(Government grants)		(488)	—	—	177	—	(388)	(699)
Licenses and franchises		54	—	—	(54)	—	—	—
Copyrights, patents rights and other industrial rights		22,677	129	(2)	(2,866)	—	1,937	21,875
Mining rights		504,214	23,151	—	(228)	—	(27,600)	499,537
Development expenditures		55,857	8,096	(5)	(24,862)	—	12,721	51,807
(Government grants)		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		74,909	40,300	—	—	(22)	(20,301)	94,886
(Government grants)		(10,692)	(1,884)	—	—	—	2,093	(10,483)
Usage rights of donated assets and other		57,687	—	—	(9,096)	—	—	48,591
(Government grants)		(43)	—	—	11	—	—	(32)
Leasehold rights		779	—	—	(34)	—	—	745
Greenhouse gas emissions rights		—	805	—	—	—	—	805
Others		71,734	6,872	(443)	(8,456)	88	27,955	97,750
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	821,060	87,946	(452)	(72,266)	253	19,291	855,832

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won and thousands of Australian dollars
June 30, 2016
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	642	1 year and 5 months ~ 2 years and 5 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,500	6 years and 3 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Development of maintenance system for utility plant	KRW	801	1 year and 5 months
	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	9,707	4 years and 11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	37,014	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) sharing charge	KRW	2,031	1 year and 4 months
	Dangjin power plant load facility usage right	KRW	29,907	4 years and 9 months
Others	Sillim electricity supply facility usage right	KRW	2,419	5 years and 5 months
	Next generation SCADA O/S (POWERON RELIANCE)	KRW	3,781	3 years and 7 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars
December 31, 2015
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	1,293	2 months ~ 2 years and 11 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,750	6 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System (KEEPS)	KRW	2,104	1 year and 6 months
	Development of maintenance system for utility plant	KRW	1,084	1 year and 11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	29,148	—
	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	9,871	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) sharing charge	KRW	2,793	1 year and 10 months
	Dangjin power plant load facility usage right	KRW	33,055	5 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,297	3 years and 5 months
	Sillim electricity supply facility usage right	KRW	2,642	5 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the six-month periods ended June 30, 2016 and 2015, the Company recognized research and development expenses of ￦286,848 million and ￦262,652 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

22.	Trade and Other Payables

Trade and other payables as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Trade payables	￦	1,439,700	—	1,957,647	—
Other trade payables		1,549,079	3,225,153	1,379,035	3,048,299
Accrued expenses		1,305,978	2,437	1,082,880	2,373
Leasehold deposits received		1,427	1,008	2,451	—
Other deposits received		200,855	96,013	195,237	105,105
Finance lease liabilities		118,699	481,256	116,885	542,509
Dividends payable		1,562	—	1,562	—
Others		—	12,628	—	20,149

	￦	4,617,300	3,818,495	4,735,697	3,718,435

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015
Current liabilities
Short-term borrowings	￦	877,025	603,673
Current portion of long-term borrowings		268,164	541,307
Current portion of debt securities		8,565,885	6,704,602
Less : Current portion of discount on long-term borrowings		(955)	(953)
Less : Current portion of discount on debt securities		(2,813)	(1,676)

		9,707,306	7,846,953

Non-current liabilities
Long-term borrowings		1,633,709	1,951,119
Debt securities		44,539,940	49,077,131
Less : Discount on long-term borrowings		(18,213)	(18,860)
Less : Discount on debt securities		(93,980)	(103,067)
Add : Premium on debt securities		191	223

		46,061,647	50,906,546

	￦	55,768,953	58,753,499

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
June 30, 2016
Type	Borrowings		Debt Securities

Less than 1 year	￦	1,145,189	8,565,885
1 ~ 5 years		374,245	23,586,790
Over 5 years		1,259,464	20,953,150

	￦	2,778,898	53,105,825

In millions of won
December 31, 2015
Type	Borrowings		Debt Securities

Less than 1 year	￦	1,144,980	6,704,602
1 ~ 5 years		860,351	27,725,651
Over 5 years		1,090,768	21,351,480

	￦	3,096,099	55,781,733

(3)	Short-term borrowings as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2016
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

Local short-term borrowings	Woori Investment Bank and others	1.51 ~ 2.17	2016.07.05 ~ 2016.08.23		—	￦	570,000
Foreign short-term borrowings	SCNT and others	6.50	2016.12.03	USD	2,163		2,519
Foreign short-term borrowings	Export-Import Bank of Korea	3M Libor + 0.54 ~ 0.65	2016.12.19	AUD	287,646		249,591
Local bank overdraft	Nonghyup Bank	2.71	2016.07.06		—		30,000
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.12	2017.02.25		—		24,915

						￦	877,025

In millions of won and thousands of U.S. dollars
December 31, 2015
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

Local short-term borrowings	Woori Investment Bank and others	1.8 ~ 2.46	2016.01.04 ~ 2016.09.13		—	￦	559,530
Foreign short-term borrowings	ING and others	6.50	2016.12.03	USD	2,163		2,535
Foreign short-term borrowings	Citi Bank and others	3M Libor + 0.35	2016.03.22	USD	12,265		14,375
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.12	2016.02.25		—		27,233

						￦	603,673

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2016
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018 ~ 2044		—	￦	6,040
	Facility	2.39 ~ 4.60	2023 ~ 2028		—		60,701
	Facility	3yr KTB rate – 1.25	2027		—		9,000
	Facility	1yr KoFC bond rate + 0.31	2018		—		175,000
	Operating funds	2.75	2018		—		12,000
KEB Hana Bank	Commercial Paper	3M CD + 0.14	2017		—		100,000
	Facility	3yr KTB rate – 1.25	2016 ~ 2028		—		10,009
	Facility	4.60	2028		—		17,844
	Energy rationalization	3yr KTB rate – 1.25	2019		—		550
	Energy rationalization	3.20 ~ 3.70	2021 ~ 2022		—		3,726
Korea Industrial Bank	PF Refinancing	CD + 1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	2.00	2026		—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2022 ~ 2027		—		42,142
	Facility	3yr KTB rate – 2.25	2016 ~ 2024		—		4,121
	Project loans	—	2022 ~ 2027		—		8,669
	Others	KTB rate – 2.25	2024 ~ 2025		—		12,594
Shinhan Bank and others	Collateral borrowing	2.22	2017		—		30,000
	Facility	3yr AA- CB rate + 1.10	2028		—		26,767
	Operating funds	2.70 ~ 2.86	2017 ~ 2018		—		25,000
Kookmin Bank	Facility	MOR + 0.62 ~ 0.79	2017 ~ 2023		—		36,300
Others	Facility	4.60 ~ 5.80	2025 ~ 2028		—		139,407
	Facility	CB rate + 1.10	2028		—		17,844
	PF Refinancing	4.10	2030		—		62,500
	Others	4.32 ~ 8.00	2020 ~ 2036		—		123,847
	Others	—	2028		—		7,250

							984,746

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021 ~ 2023	USD	8,744		10,184
Export-Import Bank of Korea and others	Direct loan and others	3M Libor + 2.75 ~ 3.70	2027	JOD	183,803		302,154
	Commercial loan and others	3M Libor + 1.50 ~ 2.50	2030 ~ 2033	USD	305,196		355,462
	PF Loan	6M Libor + 2.50 ~ 2.70	2032	USD	80,029		93,210
SCNT and others	Shareholder’s loan	6.50 ~ 8.00	2023	USD	38,084		44,356
	Shareholder’s loan	8.00	2031	JOD	7,128		11,717
PT PJB and others	Shareholder’s loan	12.75	2017	IDR	23,947,397		2,119
HSBC and others	Syndicated loan	3M Libor + 0.30 ~ 0.50	2017 ~ 2019	USD	21,186		24,675
IFC and others	Others	6M Libor + 5.00	2031	PKR	5,863,200		65,199
Others	Others	—	2019	USD	6,912		8,051

							917,127

							1,901,873
Less : Discount of long-term borrowings							(19,168)
Less : Current portion of long-term borrowings							(268,164)
Add : Current portion of discount on long-term borrowings							955

						￦	1,615,496

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2015
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018 ~ 2044		—	￦	6,418
	Facility	2.67 ~ 4.60	2023 ~ 2028		—		52,437
	Facility	3yr KTB rate – 1.25	2027		—		9,000
	Facility	1yr KoFC bond rate + 0.31	2018		—		200,000
	Operating funds	2.75	2018		—		12,000
KEB Hana Bank	Commercial Paper	3M CD + 0.03 ~ 0.54	2016 ~ 2017		—		500,000
	Facility	3yr KTB rate – 1.25	2021 ~ 2028		—		10,363
	Facility	4.60	2028		—		18,411
	Energy rationalization	3yr KTB rate – 1.25	2019		—		650
	Energy rationalization	3.20 ~ 3.70	2021 ~ 2022		—		3,835
Korea Industrial Bank	PF Refinancing	CD + 1.25	2030		—		22,500
	Others	3yr KTB rate – 1.25	2016		—		4,000
Export-Import Bank of Korea	Project loans	2.00	2026		—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2022 ~ 2027		—		44,674
	Facility	3yr KTB rate – 2.25	2023 ~ 2024		—		4,400
	Project loans	—	2022 ~ 2027		—		8,677
	Others	KTB rate – 2.25	2024 ~ 2025		—		13,057
Shinhan Bank and others	Collateral borrowing	2.22	2017		—		30,000
	Facility	3yr AA- CB rate + 1.10	2028		—		27,617
	Operating funds	2.70 ~ 3.35	2017 ~ 2018		—		25,000
Kookmin Bank	Facility	MOR + 0.62 ~ 0.79	2017 ~ 2023		—		25,300
Others	Facility	4.60 ~ 5.80	2025 ~ 2028		—		144,359
	Facility	3yr AA- CB rate + 1.10	2028		—		18,411
	PF Refinancing	4.10	2030		—		62,500
	Others	—	2020 ~ 2036		—		45,847
	Others	—	2028		—		7,250

							1,327,641

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021 ~ 2023	USD	8,744		10,248
Export-Import Bank of Korea and others	Direct loan and others	3M Libor + 2.75 ~ 3.70	2027	JOD	188,580		312,104
	Commercial loan and others	3M Libor + 1.50 ~ 2.50	2030 ~ 2033	USD	312,601		366,368
	PF Loan	6M Libor + 2.50 ~ 2.70	2032	USD	64,389		75,464
SCNT and others	Shareholder’s loan	6.50 ~ 8.00	2023	USD	34,924		40,931
	Shareholder’s loan	8.00	2031	JOD	7,128		11,797
PT PJB and others	Shareholder’s loan	12.75	2017	IDR	22,346,550		1,899
HSBC and others	Syndicated loan	3M Libor + 0.30 ~ 0.50	2017 ~ 2019	USD	31,774		37,239
IFC and others	Others	6M Libor + 5.00	2031	PKR	5,891,200		65,805
Others	Others	3M Libor + 0.65	2017	USD	199,269		233,543
	Others	—	2019	USD	8,010		9,387

							1,164,785

							2,492,426
Less : Discount of long-term borrowings							(19,813)
Less : Current portion of long-term borrowings							(541,307)
Add : Current portion of discount on long-term borrowings							953

						￦	1,932,259

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2016		December 31, 2015

Electricity Bonds (*1)	2009.11.03 ~ 2014.08.27	2016.07.20 ~ 2033.08.06	2.73 ~ 5.51	￦	20,960,000	22,960,000
Electricity Bonds	2012.06.11 ~ 2013.06.25	2016.09.11 ~ 2018.06.25	3M CD + 0.25 ~ 0.32		710,000	910,000
Corporate Bonds (*2)	2009.05.04 ~ 2016.03.31	2016.07.07 ~ 2040.12.10	1.88 ~ 5.84		20,492,708	20,710,010

					42,162,708	44,580,010

Less : Discount on local debt securities					(36,646)	(40,228)
Less : Current portion of local debt securities					(7,110,010)	(5,730,000)
Add : Current portion of discount on local debt securities					1,380	1,187

				￦	35,017,432	38,810,969

(*1)	Electricity Bonds 885 (￦40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.
(*2)	Corporate Bonds of HeeMang Sunlight Power Co., Ltd (￦2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2016
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01 ~ 1996.12.06	2026.12.06 ~ 2096.04.01	6.00 ~ 8.37	USD	249,067	￦	290,088
FY-97	1997.01.31 ~ 1997.08.04	2027.02.01 ~ 2027.08.01	6.75 ~ 7.00	USD	314,717		366,550
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		334,176
FY-06	2006.09.29	2016.09.29	5.5	USD	150,000		174,705
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		226,430
FY-11	2011.07.13 ~ 2011.07.29	2017.01.30 ~ 2021.07.13	3.63 ~ 4.75	USD	800,000		931,760
FY-12	2012.05.10 ~ 2012.09.19	2017.05.10 ~ 2022.09.19	2.50 ~ 3.13	USD	1,750,000		2,038,225
FY-13	2013.02.05 ~ 2013.11.27	2018.02.05 ~ 2018.11.27	1.88 ~ 2.88	USD	1,900,000		2,212,930
FY-13	2013.09.26 ~ 2013.10.23	2019.03.26 ~ 2019.04.23	1.50 ~ 1.63	CHF	400,000		475,680
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		282,003
FY-13	2013.02.20 ~ 2013.07.25	2018.02.20 ~ 2018.07.25	3M Libor + 0.84 ~ 1.50	USD	500,000		582,350
FY-14	2014.02.11 ~ 2014.12.02	2019.02.11 ~ 2029.07.30	2.38 ~ 3.57	USD	1,500,000		1,747,050
FY-14	2014.01.28 ~ 2014.07.31	2017.01.28 ~ 2017.07.31	3M Libor + 0.55 ~ 1.05	USD	500,000		582,350
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		349,410
FY-16	2016.01.21	2021.07.21	2.5	USD	300,000		349,410

							10,943,117

Less : Discount on foreign debt securities							(60,147)
Add : Premium on foreign debt securities							191
Less : Current portion of foreign debt securities							(1,455,875)
Add : Current portion of discount on foreign debt securities							1,433

						￦	9,428,719

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01 ~ 1996.12.06	2026.12.06 ~ 2096.04.01	6.00 ~ 8.37	USD	249,136	￦	291,990
FY-97	1997.01.31 ~ 1997.08.04	2027.02.01 ~ 2027.08.01	6.75 ~ 7.00	USD	314,717		368,848
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		336,270
FY-06	2006.03.14 ~ 2006.09.29	2016.03.14 ~ 2016.09.29	5.50 ~ 6.00	USD	650,000		761,800
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		194,401
FY-11	2011.07.13 ~ 2011.07.29	2017.01.30 ~ 2021.07.13	3.63 ~ 4.75	USD	800,000		937,600
FY-12	2012.05.10 ~ 2012.09.19	2017.05.10 ~ 2022.09.19	2.50 ~ 3.13	USD	1,750,000		2,051,000
FY-13	2013.02.05 ~ 2013.11.27	2018.02.05 ~ 2018.11.27	1.88 ~ 2.88	USD	1,900,000		2,226,800
FY-13	2013.09.26 ~ 2013.10.23	2019.03.26 ~ 2019.04.23	1.50 ~ 1.63	CHF	400,000		474,156
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		277,258
FY-13	2013.02.20 ~ 2013.07.25	2018.02.20 ~ 2018.07.25	3M Libor + 0.84 ~ 1.50	USD	500,000		586,000
FY-14	2014.02.11 ~ 2014.12.02	2019.02.11 ~ 2029.07.30	2.38 ~ 3.57	USD	1,500,000		1,758,000
FY-14	2014.01.28 ~ 2014.07.31	2017.01.28 ~ 2017.07.31	3M Libor + 0.55 ~ 1.05	USD	500,000		586,000
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		351,600

							11,201,723

Less : Discount on foreign debt securities							(64,515)
Add : Premium on foreign debt securities							223
Less : Current portion of foreign debt securities							(974,602)
Add : Current portion of discount on foreign debt securities							489

						￦	10,163,318

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company enters into a power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of June 30, 2016 and December 31, 2015 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	June 30, 2016			December 31, 2015
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	178,792	118,699	182,072	116,885
1 ~ 5 years		464,747	350,120	525,465	393,957
More than 5 years		179,285	131,136	206,323	148,552

	￦	822,824	599,955	913,860	659,394

(3)	Current and non-current portion of finance lease liabilities as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Current finance lease liabilities	￦	118,699	116,885
Non-current finance lease liabilities		481,256	542,509

	￦	599,955	659,394

(4)	Lease payments recognized as an expense as a lessee for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Minimum lease payment	￦	42,560	89,251	48,213	98,371
Contingent rent payment		(5,174)	(10,607)	(4,398)	(8,886)

(5)	The Company does not have any irrevocable operating lease contracts as of June 30, 2016 and December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Net defined benefit obligations	￦	1,974,501	1,495,782
Other long-term employee benefit obligations		7,771	7,325

	￦	1,982,272	1,503,107

(2)	Principal assumptions on actuarial valuation as of June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016	December 31, 2015

Discount rate	1.74% ~ 1.95%	2.39% ~ 2.58%
Future salary and benefit levels	5.51%	5.43%
Weighted average duration	13.29 years	13.21 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Current service cost	￦	88,609	174,369	77,322	154,171
Interest cost		16,195	32,057	15,767	30,892
Expected return on plan assets		(5,656)	(11,424)	(5,412)	(10,836)
Loss from settlement		(13)	(48)	(239)	(239)

	￦	99,135	194,954	87,438	173,988

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	June 30, 2016			June 30, 2015
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Cost of sales	￦	73,266	144,478	59,298	123,561
Selling and administrative expenses		14,169	27,568	17,991	30,588
Others (Construction-in-progress and others)		11,700	22,908	10,149	19,839

	￦	99,135	194,954	87,438	173,988

In addition, for the six-month periods ended June 30, 2016 and 2015, employee benefit obligations expenses of ￦29,717 million and ￦27,892 million, respectively, is recognized as cost of sales, and ￦5,495 million and ￦6,421 million, respectively, is recognized as selling and administrative expenses, and ￦6,879 million and ￦6,808 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Present value of defined benefit obligation from funded plans	￦	2,868,999	2,426,414
Fair value of plan assets		(894,498)	(930,632)

		1,974,501	1,495,782
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	1,974,501	1,495,782

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Beginning balance	￦	2,426,414	1,992,447
Current service cost		174,369	315,811
Interest cost (*)		32,057	63,808
Remeasurement component		307,942	122,825
Loss from settlement		(48)	(641)
Actual payments		(72,086)	(67,291)
Others		351	(545)

Ending balance	￦	2,868,999	2,426,414

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Beginning balance	￦	930,632	724,250
Expected return		11,424	22,557
Remeasurement component		(1,352)	(5,924)
Contributions by the employers		2,176	214,449
Actual payments		(48,382)	(24,191)
Others		—	(509)

Ending balance	￦	894,498	930,632

In addition, loss on accumulated remeasurement component amounted to ￦341,750 million and ￦202,878 million has been recognized as other comprehensive loss for the six-month period ended June 30, 2016 and for the year ended December 31, 2015, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Equity instruments	￦	21,654	12,791
Debt instruments		304,524	243,372
Bank deposit		265,561	129,350
Others		302,759	545,119

	￦	894,498	930,632

For the six-month period ended June 30, 2016 and for the year ended December 31, 2015, actual returns on plan assets amounted to ￦10,072 million and ￦16,633 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Actuarial gain from changes in financial assumptions	￦	224,885	140,411
Experience adjustments		83,057	(17,586)
Expected return		1,352	5,924

	￦	309,294	128,749

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Employment benefits	￦	727,448	—	718,365	—
Provisions for employment benefits		727,448	—	718,365	—

Litigation		53,972	152,559	57,737	110,228
Litigation provisions		53,972	152,559	57,737	110,228

Decommissioning cost		—	12,896,928	—	12,744,873
Nuclear plants		—	9,856,038	—	9,684,286
Spent fuel		—	1,375,185	—	1,375,185
Waste		—	1,491,897	—	1,502,140
PCBs		—	173,266	—	182,400
Other recovery provisions		—	542	—	862

Others		1,038,751	12,523	803,074	9,653
Power plant regional support program		172,231	—	129,655	—
Transmission regional support program		371,580	—	228,785	—
Provisions for tax		31	136	—	136
Provisions for financial guarantee		1,045	3,957	1,839	2,449
Provisions for RPS		449,633	—	363,178	—
Provisions for greenhouse gas emissions obligations		43,431	—	78,829	—
Others		800	8,430	788	7,068

	￦	1,820,171	13,062,010	1,579,176	12,864,754

(2)	Changes in provisions for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits	￦	718,365	414,309	(405,226)	—	—	727,448
Provisions for employment benefits		718,365	414,309	(405,226)	—	—	727,448

Litigation		167,965	52,518	(7,925)	(6,027)	—	206,531
Litigation provisions		167,965	52,518	(7,925)	(6,027)	—	206,531

Decommissioning cost		12,744,873	434,705	(282,368)	—	(282)	12,896,928
Nuclear plants		9,684,286	171,926	(174)	—	—	9,856,038
Spent fuel		1,375,185	248,451	(248,451)	—	—	1,375,185
Waste		1,502,140	11,385	(21,681)	—	53	1,491,897
PCBs		182,400	2,928	(12,062)	—	—	173,266
Other recovery provisions		862	15	—	—	(335)	542

Others		812,727	600,770	(351,160)	(29,084)	18,021	1,051,274
Power plant regional support program		129,655	44,874	(16,158)	—	13,860	172,231
Transmission regional support program		228,785	233,165	(90,370)	—	—	371,580
Provisions for tax		136	44	—	—	(13)	167
Provisions for financial guarantee		4,288	2,567	—	(1,787)	(66)	5,002
Provisions for RPS		363,178	241,661	(143,231)	(16,249)	4,274	449,633
Provisions for greenhouse gas emissions obligations		78,829	75,991	(100,355)	(11,034)	—	43,431
Others		7,856	2,468	(1,046)	(14)	(34)	9,230

	￦	14,443,930	1,502,302	(1,046,679)	(35,111)	17,739	14,882,181

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits	￦	707,310	727,079	(715,850)	(174)	—	718,365
Provisions for employment benefits		707,310	727,079	(715,850)	(174)	—	718,365

Litigation		200,289	111,301	(85,819)	(58,306)	500	167,965
Litigation provisions		200,289	111,301	(85,819)	(58,306)	500	167,965

Decommissioning cost		13,434,606	1,287,095	(680,552)	(1,296,580)	304	12,744,873
Nuclear plants		10,331,270	650,218	(622)	(1,296,580)	—	9,684,286
Spent fuel		1,298,749	568,190	(491,754)	—	—	1,375,185
Waste		1,604,241	58,294	(160,699)	—	304	1,502,140
PCBs		199,518	10,359	(27,477)	—	—	182,400
Other recovery provisions		828	34	—	—	—	862

Others		460,991	774,760	(368,172)	(64,494)	9,642	812,727
Power plant regional support program		120,093	37,569	(37,648)	—	9,641	129,655
Transmission regional support program		—	393,460	(164,675)	—	—	228,785
Provisions for tax		649	—	—	(513)	—	136
Provisions for financial guarantee		3,695	3,528	—	(2,936)	1	4,288
Provisions for RPS		329,562	259,964	(165,259)	(61,089)	—	363,178
Provisions for greenhouse gas emissions obligations		—	78,829	—	—	—	78,829
Others		6,992	1,410	(590)	44	—	7,856

	￦	14,803,196	2,900,235	(1,850,393)	(1,419,554)	10,446	14,443,930

27.	Government Grants

(1)	Government grants as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Land	￦	(3,199)	(3,147)
Buildings		(61,886)	(63,932)
Structures		(193,982)	(193,119)
Machinery		(114,972)	(108,935)
Vehicles		(24)	(29)
Equipment		(888)	(1,026)
Tools		(564)	(691)
Construction-in-progress		(135,502)	(139,898)
Investment properties		(65)	(13)
Software		(654)	(699)
Development expenditures		(5,988)	(6,835)
Intangible assets under development		(11,057)	(10,483)
Usage rights of donated assets and other		(27)	(32)
Others		(1)	(1)

	￦	(528,809)	(528,840)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	￦	—	(17,065)	—	—	—	17,065	—
Land		(3,147)	—	—	—	13	(65)	(3,199)
Buildings		(63,932)	—	—	2,589	—	(543)	(61,886)
Structures		(193,119)	—	—	4,690	1,211	(6,764)	(193,982)
Machinery		(108,935)	—	—	5,874	827	(12,738)	(114,972)
Vehicles		(29)	—	—	5	—	—	(24)
Equipment		(1,026)	—	—	250	—	(112)	(888)
Tools		(691)	—	—	145	—	(18)	(564)
Construction-in-progress		(139,898)	—	19,470	—	—	(15,074)	(135,502)
Investment properties		(13)	—	—	—	—	(52)	(65)
Software		(699)	—	—	123	—	(78)	(654)
Development expenditures		(6,835)	—	—	1,370	—	(523)	(5,988)
Intangible assets under development		(10,483)	—	—	—	—	(574)	(11,057)
Usage rights of donated assets and other		(32)	—	—	5	—	—	(27)
Others		(1)	—	—	—	—	—	(1)

	￦	(528,840)	(17,065)	19,470	15,051	2,051	(19,476)	(528,809)

In millions of won	December 31, 2015
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	￦	—	(52,696)	—	—	—	52,696	—
Land		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		(196,871)	—	—	9,178	1,816	(7,242)	(193,119)
Machinery		(108,750)	—	—	11,133	1,101	(12,419)	(108,935)
Vehicles		(76)	—	—	47	1	(1)	(29)
Equipment		(1,002)	—	—	469	—	(493)	(1,026)
Tools		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		(123,938)	—	11,279	—	—	(27,239)	(139,898)
Investment properties		(10)	—	—	—	—	(3)	(13)
Software		(488)	—	—	177	—	(388)	(699)
Development expenditures		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		(10,692)	—	2,093	—	—	(1,884)	(10,483)
Usage rights of donated assets and other		(43)	—	—	11	—	—	(32)
Others		(1)	—	—	—	—	—	(1)

	￦	(521,719)	(52,696)	13,372	29,284	2,918	1	(528,840)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of June 30, 2016 and December 31, 2015 are as follows and included in current and non-current non-financial liabilities in the consolidated interim statements of financial position:

In millions of won	June 30, 2016		December 31, 2015

Beginning balance	￦	7,165,297	6,850,016
Increase during the current year / period		513,313	691,276
Recognized as revenue during the current year / period		(198,213)	(375,995)

Ending balance	￦	7,480,397	7,165,297

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Advance received	￦	5,079,412	189,711	5,017,735	215,096
Unearned revenue		24,367	52,430	21,810	63,850
Deferred revenue		393,874	7,086,523	372,157	6,793,140
Withholdings		265,408	6,700	146,258	6,731
Others		875,891	17,765	762,751	13,435

	￦	6,638,952	7,353,129	6,320,711	7,092,252

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won except share information
	June 30, 2016
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ￦1,056,176 million is included.

In millions of won except share information
	December 31, 2015
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ￦1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

Number of shares	June 30, 2016	December 31, 2015

Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Share premium	￦	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Legal reserve (*)	￦	1,604,910	1,604,910
Voluntary reserves		31,847,274	23,720,167
Retained earnings before appropriations		16,418,167	22,862,164

Retained earnings	￦	49,870,351	48,187,241

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		26,029,825	17,902,718
Reserve for equalizing dividends		210,000	210,000

	￦	31,847,274	23,720,167

(*)	The reserve for research and human development is appropriated by the Company to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Beginning balance	￦	48,187,241	35,303,647
Net profit for the period attributed to owner of the Company		3,861,917	13,289,127
Changes in equity method retained earnings		(635)	(280)
Remeasurement of defined benefit liability, net of tax		(188,083)	(84,271)
Dividend paid		(1,990,089)	(320,982)

Ending balance	￦	49,870,351	48,187,241

(4)	Dividends paid for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won except share information	June 30, 2016
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid

Common shares	641,964,077	—	641,964,077	￦	3,100	1,990,089

In millions of won except share information	December 31, 2015
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid

Common shares	641,964,077	—	641,964,077	￦	500	320,982

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Beginning balance	￦	(2,411)	(2,131)
Changes		(635)	(280)

Ending balance	￦	(3,046)	(2,411)

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Beginning balance	￦	(202,878)	(116,705)
Changes		(295,895)	(127,184)
Income tax effect		107,812	42,913
Transfer to reserve for business expansion		49,211	(1,902)

Ending balance	￦	(341,750)	(202,878)

32.	Hybrid Bonds

Bond-type hybrid securities classified as equity (non-controlling interest) as of June 30, 2016 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	Amount

Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	￦	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000
Expense of Issuance						(1,340)

					￦	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Other capital surpluses	￦	1,197,128	1,197,388
Accumulated other comprehensive loss		(78,483)	(98,713)
Other equity		13,294,973	13,294,973

	￦	14,413,618	14,393,648

(2)	Changes in other capital surpluses for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016				December 31, 2015
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal

Beginning balance	￦	387,524	809,864	1,197,388	387,524	763,878	1,151,402
Disposal of subsidiary		—	—	—	—	58,310	58,310
Change in consolidation scope		—	—	—	—	(716)	(716)
Issuance of share capital of subsidiary		—	(260)	(260)	—	2,536	2,536
Income tax effect		—	—	—	—	(14,144)	(14,144)

Ending balance	￦	387,524	809,604	1,197,128	387,524	809,864	1,197,388

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive loss for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total

Beginning balance	￦	(24,905)	276,373	(254,462)	(95,719)	(98,713)
Changes in the unrealized fair value of available- for-sale financial assets, net of tax		22,477	—	—	—	22,477
Shares in other comprehensive income of associates and joint ventures, net of tax		—	(39,226)	—	—	(39,226)
Foreign currency translation of foreign operations, net of tax		—	—	6,493	—	6,493
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	30,486	30,486

Ending balance	￦	(2,428)	237,147	(247,969)	(65,233)	(78,483)

In millions of won	December 31, 2015
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total

Beginning balance	￦	(34,649)	186,897	(255,641)	(98,876)	(202,269)
Changes in the unrealized fair value of available- for-sale financial assets, net of tax		9,744	—	—	—	9,744
Shares in other comprehensive income of associates and joint ventures, net of tax		—	89,476	—	—	89,476
Foreign currency translation of foreign operations, net of tax		—	—	1,179	—	1,179
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	3,157	3,157

Ending balance	￦	(24,905)	276,373	(254,462)	(95,719)	(98,713)

(4)	Details of other equity as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

34.	Sales

Details of sales for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016
	Domestic			Overseas		Total
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended

Sales of goods	￦	12,064,001	26,480,221	91,549	177,263	12,155,550	26,657,484
Electricity		11,901,887	26,084,082	—	—	11,901,887	26,084,082
Heat supply		11,119	124,083	—	—	11,119	124,083
Others		150,995	272,056	91,549	177,263	242,544	449,319
Sales of service		52,824	93,612	21,274	84,116	74,098	177,728
Sales of construction services		37,507	63,844	907,974	1,863,482	945,481	1,927,326
Revenue related to transfer of assets from customers		100,295	198,213	—	—	100,295	198,213

	￦	12,254,627	26,835,890	1,020,797	2,124,861	13,275,424	28,960,751

In millions of won	June 30, 2015
	Domestic			Overseas		Total
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended

Sales of goods	￦	12,182,113	26,312,234	82,378	185,241	12,264,491	26,497,475
Electricity		12,029,496	25,893,559	—	—	12,029,496	25,893,559
Heat supply		15,726	144,286	—	—	15,726	144,286
Others		136,891	274,389	82,378	185,241	219,269	459,630
Sales of service		51,458	96,396	70,125	119,975	121,583	216,371
Sales of construction services		51,373	92,356	1,141,203	1,804,729	1,192,576	1,897,085
Revenue related to transfer of assets from customers		93,176	184,754	—	—	93,176	184,754

	￦	12,378,120	26,685,740	1,293,706	2,109,945	13,671,826	28,795,685

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Salaries	￦	168,355	336,662	149,536	310,148
Retirement benefit expense		16,990	33,063	15,170	30,238
Welfare and benefit expense		27,052	50,729	34,390	57,425
Insurance expense		2,662	5,642	2,722	5,385
Depreciation		36,928	73,455	24,075	47,861
Amortization of intangible assets		8,976	17,959	10,218	21,826
Bad debt expense		10,190	15,228	—	—
Reversal of allowance for bad debt		—	—	(5,893)	(17,471)
Commission		164,691	300,178	166,025	300,868
Advertising expense		10,287	16,956	8,199	13,779
Training expense		1,249	2,145	1,048	2,158
Vehicle maintenance expense		2,506	4,625	2,760	5,114
Publishing expense		1,134	1,903	686	1,236
Business promotion expense		867	1,756	963	1,719
Rent expense		10,571	19,143	9,224	19,356
Telecommunication expense		6,938	13,537	5,907	11,933
Transportation expense		163	288	159	300
Taxes and dues		28,694	32,550	36,978	39,565
Expendable supplies expense		1,354	2,628	1,250	3,261
Water, light and heating expense		1,990	5,039	2,118	5,567
Repairs and maintenance expense		20,820	28,781	10,476	15,379
Ordinary development expense		35,022	70,192	40,163	73,704
Travel expense		4,661	9,009	3,497	7,503
Clothing expense		776	1,016	1,151	1,208
Survey and analysis expense		155	311	140	283
Membership fee		163	762	247	670
Others		29,064	57,558	31,334	55,352

	￦	592,258	1,101,115	552,543	1,014,367

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

36.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Reversal of other provisions	￦	1,075	5,612	5,076	6,734
Reversal of other allowance for bad debt		4,799	5,786	—	—
Gains on government grants		—	36	—	—
Gains on assets contributed		188	1,516	880	3,092
Gains on liabilities exempted		302	305	34	2,371
Compensation and reparations revenue		39,814	63,944	34,319	86,856
Gains on electricity infrastructure development fund		—	—	220	363
Revenue from research contracts		1,593	2,427	1,394	4,531
Rental income		47,757	101,941	47,528	95,786
Others		7,482	13,745	6,879	13,962

	￦	103,010	195,312	96,330	213,695

(2)	Other non-operating expense for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Accretion expenses of other provisions	￦	70	119	272	316
Depreciation expenses on investment properties		131	329	185	347
Depreciation expenses on idle assets		1,641	3,311	1,666	3,332
Other bad debt expense		1,163	5,108	5,168	12,983
Donations		23,726	35,387	4,742	17,162
Others		5,157	8,336	4,947	5,977

	￦	31,888	52,590	16,980	40,117

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Other gains
Gains on disposal of property plant, and equipment	￦	11,360	29,958	78,854	96,769
Gains on disposal of intangible assets		—	—	32	32
Gains on foreign currency translation		4,246	8,653	1,823	2,984
Gains on foreign currency transaction		12,573	23,789	10,999	19,798
Gains on insurance proceeds		—	—	25	25
Others		44,319	93,731	26,786	78,513

Other losses
Losses on disposal of property plant and equipment		(16,871)	(21,131)	(28,689)	(41,044)
Losses on disposal of intangible assets		(4)	(138)	—	(5)
Impairment loss on property, plant and equipment		—	—	(1,205)	(1,205)
Losses on foreign currency translation		(544)	(4,275)	(3,472)	(9,978)
Losses on foreign currency transaction		(13,731)	(33,666)	(23,864)	(35,632)
Others		(10,465)	(26,135)	(14,048)	(37,122)

	￦	30,883	70,786	47,241	73,135

38.	Finance Income

(1)	Finance income for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Interest income	￦	52,202	132,521	55,515	105,008
Dividends income		628	9,995	8,107	13,564
Gains on disposal of financial assets		—	1,480	—	—
Gains on valuation of derivatives		128,487	53,758	160,714	239,814
Gains on transaction of derivatives		9,085	23,040	6,693	13,653
Gains on foreign currency translation		6,517	142,766	39,297	64,084
Gains on foreign currency transaction		10,795	15,885	5,099	12,186
Others		—	1	41	64

	￦	207,714	379,446	275,466	448,373

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

38.	Finance Income, Continued

(2)	Interest income included in finance income for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Cash and cash equivalents	￦	17,856	38,539	13,297	25,188
Available-for-sale financial assets		—	—	—	29
Held-to-maturity investments		29	54	24	48
Loans and receivables		7,163	14,101	4,400	11,174
Short-term financial instrument		6,406	25,457	5,668	8,532
Long-term financial instrument		2,334	4,895	2,643	5,572
Trade and other receivables		18,414	49,475	29,483	54,465

	￦	52,202	132,521	55,515	105,008

39.	Finance Expenses

(1)	Finance expenses for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Interest expense	￦	423,024	881,259	525,807	1,078,463
Losses on sale of financial assets		—	—	2,008	2,983
Impairment of available-for-sale financial assets		93	93	8,172	13,993
Losses on valuation of derivatives		630	53,318	8,583	22,920
Losses on transaction of derivatives		59,933	70,787	9,909	19,323
Losses on foreign currency translation		111,999	101,445	222,763	303,946
Losses on foreign currency transaction		14,775	42,388	5,760	8,474
Others		150	259	39	63

	￦	610,604	1,149,549	783,041	1,450,165

(2)	Interest expense included in finance expenses for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Trade and other payables	￦	17,103	33,506	24,211	45,120
Short-term borrowings		1,339	2,819	4,647	7,937
Long-term borrowings		19,879	42,449	23,463	55,914
Debt securities		488,866	988,164	540,967	1,096,019
Other financial liabilities		119,916	240,739	151,143	303,686

		647,103	1,307,677	744,431	1,508,676

Less: capitalized borrowing costs		(224,079)	(426,418)	(218,624)	(430,213)

	￦	423,024	881,259	525,807	1,078,463

Capitalization rates for the six-month periods ended June 30, 2016 and 2015 are 2.31% ~ 4.12% and 2.71% ~ 4.22%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

40.	Income Taxes

(1)	Income tax expense for the six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won
	June 30, 2016		June 30, 2015
Current income tax expense
Payment of income tax	￦	1,815,868	566,854
Adjustment due to changes in estimates related to prior years		40,194	(33,971)
Current income tax directly recognized in equity		80,873	3,440

		1,936,935	536,323

Deferred income tax expense
Generation and realization of temporary differences		50,687	9,105
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(7,533)	65,138
Changes in deferred tax on tax losses carryforwards		—	612,970
Tax credit carryforwards		2,260	3,266

		45,414	690,479

Income tax expense	￦	1,982,349	1,226,802

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won
	June 30, 2016		June 30, 2015

Income before income tax	￦	5,912,970	3,791,803

Income tax expense computed at applicable tax rate of 24.2%		1,430,939	917,616

Adjustments
Additional payment of income taxes or receipt of income tax refunds		(518)	(6,308)
Effect of applying gradual tax rate		(2,293)	(1,397)
Effect of non-taxable income		(9,476)	(74,841)
Effect of non-deductible expenses		5,838	84,491
Effects of tax credits and deduction		(26,052)	(5,351)
Recognition (reversal) of unrecognized deferred tax asset, net		(7,533)	64,448
Deferred income tax related to investments in subsidiaries and associates		542,254	272,782
Others, net		8,478	(24,638)

		510,698	309,186
Adjustment in respect of prior years		40,712	—

Income tax expense	￦	1,982,349	1,226,802

Effective tax rate		33.50%	32.40%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive loss) for the six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016		June 30, 2015

Dividends of hybrid securities	￦	2,627	2,612
Gain on disposal of investments in subsidiaries		—	(14,065)

	￦	2,627	(11,453)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

40.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016		June 30, 2015

Income tax recognized as other comprehensive income (loss)
Loss on valuation of available-for-sale financial assets	￦	(8,916)	(11,763)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(22,581)	9,951
Remeasurements of defined benefit obligations		107,812	18,933
Investments in associates		1,526	(559)
Others		405	(1,669)

	￦	78,246	14,893

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income or loss	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	407,342	41,123	107,812	—	556,277
Cash flow hedge		(29,013)	34,503	(22,581)	—	(17,091)
Investments in associates or subsidiaries		(6,449,998)	(491,618)	1,526	—	(6,940,090)
Property, plant and equipment		(5,495,786)	14,245	—	—	(5,481,541)
Finance lease		(272,430)	(5,870)	—	—	(278,300)
Intangible assets		9,420	(60)	—	—	9,360
Financial assets at fair value through profit or loss		(4)	107	—	—	103
Available-for-sale financial assets		(49,199)	679	(8,916)	—	(57,436)
Deferred revenue		215,361	(7,439)	—	—	207,922
Provisions		3,372,423	118,553	—	—	3,490,976
Doubtful receivables		1,405	1,291	—	—	2,696
Other finance liabilities		26,298	(1,034)	—	2,627	27,891
Gains or losses on foreign exchange translation		128,714	(4,983)	—	—	123,731
Allowance for doubtful accounts		18,976	(1,989)	—	—	16,987
Accrued income		(11,231)	2,930	—	—	(8,301)
Special deduction for property, plant and equipment		(194,347)	(57)	—	—	(194,404)
Reserve for research and human development		(20,688)	3,059	—	—	(17,629)
Others		576,585	172,530	405	—	749,520

		(7,766,172)	(124,030)	78,246	2,627	(7,809,329)

Deferred income tax on unused tax losses and tax credit
Tax losses		(3)	3	—	—	—
Tax credit		27,115	(2,260)	—	—	24,855

		27,112	(2,257)	—	—	24,855

	￦	(7,739,060)	(126,287)	78,246	2,627	(7,784,474)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

40.	Income Taxes, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	352,934	11,495	42,913	—	407,342
Cash flow hedge		51,354	(87,620)	7,253	—	(29,013)
Investments in associates or subsidiaries		(5,769,627)	(669,035)	2,808	(14,144)	(6,449,998)
Property, plant and equipment		(5,979,863)	484,077	—	—	(5,495,786)
Finance lease		(197,097)	(75,333)	—	—	(272,430)
Intangible assets		12,309	(2,889)	—	—	9,420
Financial assets at fair value through profit or loss		2,840	(2,844)	—	—	(4)
Available-for-sale financial assets		(41,836)	(1,048)	(6,315)	—	(49,199)
Deferred revenue		230,644	(15,283)	—	—	215,361
Provisions		3,459,775	(87,352)	—	—	3,372,423
Doubtful receivables		1,356	49	—	—	1,405
Other finance liabilities		23,237	(2,192)	—	5,253	26,298
Gains or losses on foreign exchange translation		53,794	74,920	—	—	128,714
Allowance for doubtful accounts		15,452	3,524	—	—	18,976
Accrued income		(3,245)	(7,986)	—	—	(11,231)
Special deduction for property, plant and equipment		(194,674)	327	—	—	(194,347)
Impairment of non-current assets		86,720	(86,720)	—	—	—
Reserve for research and human development		(35,499)	14,811	—	—	(20,688)
Others		460,019	116,566	—	—	576,585

		(7,471,407)	(332,533)	46,659	(8,891)	(7,766,172)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,176,175	(2,176,178)	—	—	(3)
Tax credit		98,286	(71,171)	—	—	27,115

		2,274,461	(2,247,349)	—	—	27,112

	￦	(5,196,946)	(2,579,882)	46,659	(8,891)	(7,739,060)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Deferred income tax assets	￦	752,896	623,623
Deferred income tax liabilities		(8,537,370)	(8,362,683)

	￦	(7,784,474)	(7,739,060)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Deductible temporary differences	￦	426,162	441,704

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Land (*1)	￦	2,907	2,907
Building (*1)		20,366	20,366
Investments in associates (*2,3)		56,374	56,374

	￦	79,647	79,647

(*1)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.
(*2)	Korea Western Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.
(*3)	Korea South-East Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Hyundai Energy Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	￦	—	6,215,759	6,215,759
Salaries		336,662	1,559,841	1,896,503
Retirement benefit expense		33,063	174,195	207,258
Welfare and benefit expense		50,729	180,174	230,903
Insurance expense		5,642	43,159	48,801
Depreciation		73,455	4,170,892	4,244,347
Amortization of intangible assets		17,959	19,462	37,421
Bad debt expense		15,228	—	15,228
Commission		300,178	203,621	503,799
Advertising expense		16,956	3,911	20,867
Training expense		2,145	5,010	7,155
Vehicle maintenance expense		4,625	3,210	7,835
Publishing expense		1,903	1,882	3,785
Business promotion expense		1,756	2,300	4,056
Rent expense		19,143	63,680	82,823
Telecommunication expense		13,537	38,626	52,163
Transportation expense		288	2,433	2,721
Taxes and dues		32,550	241,027	273,577
Expendable supplies expense		2,628	14,319	16,947
Water, light and heating expense		5,039	9,497	14,536
Repairs and maintenance expense		28,781	828,078	856,859
Ordinary development expense		70,192	216,656	286,848
Travel expense		9,009	33,123	42,132
Clothing expense		1,016	1,362	2,378
Survey and analysis expense		311	1,395	1,706
Membership fee		762	7,736	8,498
Power purchase		—	5,240,815	5,240,815
Others		57,558	2,267,632	2,325,190

	￦	1,101,115	21,549,795	22,650,910

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2016 and 2015 are as follows, continued:

In millions of won	June 30, 2015
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	￦	—	7,768,317	7,768,317
Salaries		310,148	1,396,119	1,706,267
Retirement benefit expense		30,238	158,224	188,462
Welfare and benefit expense		57,425	231,502	288,927
Insurance expense		5,385	41,454	46,839
Depreciation		47,861	3,952,072	3,999,933
Amortization of intangible assets		21,826	15,821	37,647
Reversal of allowance for bad debt		(17,471)	—	(17,471)
Commission		300,868	164,648	465,516
Advertising expense		13,779	3,074	16,853
Training expense		2,158	3,807	5,965
Vehicle maintenance expense		5,114	4,200	9,314
Publishing expense		1,236	1,748	2,984
Business promotion expense		1,719	1,953	3,672
Rent expense		19,356	65,416	84,772
Telecommunication expense		11,933	36,859	48,792
Transportation expense		300	2,704	3,004
Taxes and dues		39,565	214,914	254,479
Expendable supplies expense		3,261	12,903	16,164
Water, light and heating expense		5,567	13,359	18,926
Repairs and maintenance expense		15,379	808,114	823,493
Ordinary development expense		73,704	188,948	262,652
Travel expense		7,503	25,957	33,460
Clothing expense		1,208	1,509	2,717
Survey and analysis expense		283	1,178	1,461
Membership fee		670	5,847	6,517
Power purchase		—	6,186,371	6,186,371
Others		55,352	2,146,450	2,201,802

	￦	1,014,367	23,453,468	24,467,835

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In won
Type	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Basic earnings per share	￦	2,689	6,016	2,034	3,903

(2)	Basic earnings per share

Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won except number of shares
Type	June 30, 2016			June 30, 2015
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Controlling interest in net income	￦	1,726,467	3,861,917	1,305,183	2,505,266
Profit used in the calculation of total basic earnings per share		1,726,467	3,861,917	1,305,183	2,505,266
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings per share for the three and six-month periods ended June 30, 2016 and 2015 are as follows:

In number of shares
	June 30, 2016		June 30, 2015
Type	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings per shares are same as basic earnings per share for the six-month periods ended June 30, 2016 and 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Company’s capital management accounts as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Total borrowings and debt securities	￦	55,768,953	58,753,499
Cash and cash equivalents		3,360,776	3,783,065

Net borrowings and debt securities		52,408,177	54,970,434

Total shareholder’s equity		69,639,638	67,942,475

Debt to equity ratio		75.26%	80.91%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains unchanged from that of the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Company policies, individually material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016		December 31, 2015

Cash and cash equivalents	￦	3,360,776	3,783,065
Derivative assets (trading)		267,345	255,008
Available-for-sale financial assets		1,033,110	584,479
Held-to-maturity investments		3,545	3,623
Loans and receivables		832,661	735,057
Long-term/short-term financial instruments		2,122,059	5,890,866
Derivative assets (using hedge accounting)		296,837	362,142
Trade and other receivables		8,537,451	9,271,967
Financial guarantee contracts (*)		282,134	271,010

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of June 30, 2016 are as follows:

In millions of won and thousands of U.S. dollars
Type	Company	Foreign currency		Local currency

Joint ventures	KEPCO SPC Power Corporation	USD	74,638	￦	86,930
Joint ventures	PT. Tanjung Power Indonesia	USD	35,000		40,765
Joint ventures	Kelar S.A	USD	132,600		154,439

		USD	242,238	￦	282,134

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won		June 30, 2016			December 31, 2015
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease

Future salary increases	Increase (decrease) in defined benefit obligation	￦	373,366	(332,146)	293,205	(271,758)
Discount rate	Increase (decrease) in defined benefit obligation		(325,956)	388,073	(267,648)	315,870

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the six-month periods ended June 30, 2016 and 2015 are ￦3,026 million and ￦3,620 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2016 and December 31, 2015 are as follows:

Type	Accounts	June 30, 2016	December 31, 2015

PCBs	Inflation rate	2.65%	2.65%
	Discount rate	3.21%	3.21%
Nuclear plants	Inflation rate	1.40%	1.40%
	Discount rate	3.55%	3.55%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won		June 30, 2016			December 31, 2015
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease

Discount rate	PCBs	￦	(798)	804	(875)	881
	Nuclear plants		(200,202)	205,497	(201,318)	206,720
	Spent fuel		(52,390)	54,425	(52,390)	54,425
Inflation rate	PCBs		899	(895)	885	(881)
	Nuclear plants		224,600	(218,867)	220,720	(215,086)
	Spent fuel		55,212	(53,219)	55,212	(53,219)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2016 and December 31, 2015 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015

AUD	157	158	321,986	595,284
BWP	983	301	314	—
CAD	—	—	—	858
CNY	—	—	26,140	26,140
EUR	11,619	6,141	13,059	33,552
MXN	7,702	7,704	869	—
PHP	678,766	489,309	43,626	77,337
SAR	1,205	1,083	—	—
USD	1,166,391	1,260,094	9,181,721	9,331,854
INR	745,100	972,175	123,114	206,159
PKR	250,038	211,212	2,952	12,928
MGA	3,562,024	2,768,360	86,088	151,729
JPY	731,847	1,425,163	733,989	20,325,211
KZT	48	47,177	—	—
GBP	—	—	11	99
CHF	68	—	200,304	400,029
AED	4,294	1,481	761	1,705
ZAR	438	238	4	—
JOD	2,383	2,972	6	—
BDT	41,385	43,332	539	889
TWD	—	—	—	30
SEK	—	—	1,183	—

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
Type	10% Increase		10% Decrease	10% Increase	10% Decrease

Increase (decrease) of income before income tax	￦	(982,478)	982,478	(1,063,285)	1,063,285
Increase (decrease) of shareholder’s equity (*)		(982,478)	982,478	(1,063,285)	1,063,285

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2016 and December 31, 2015.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
Type	June 30, 2016		December 31, 2015

Short-term borrowings	￦	274,506	41,608
Long-term borrowings		1,304,777	1,977,745
Debt securities		1,874,700	2,082,000

	￦	3,453,983	4,101,353

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows

In millions of won	June 30, 2016			December 31, 2015
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	(34,540)	34,540	(41,014)	41,014
Increase (decrease) of shareholder’s equity (*)		(34,540)	34,540	(41,014)	41,014

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won	June 30, 2016			June 30, 2015
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	260,841	(260,841)	258,936	(258,936)
Increase (decrease) of shareholder’s equity (*)		260,841	(260,841)	258,936	(258,936)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of June 30, 2016 and December 31, 2015. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	June 30, 2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	11,561,691	8,495,493	21,162,506	26,861,556	68,081,246
Finance lease liabilities		178,792	175,023	289,724	179,285	822,824
Trade and other payables		4,498,601	301,492	631,447	2,404,300	7,835,840
Financial guarantee contracts (*)		196,368	61,729	24,037	—	282,134

	￦	16,435,452	9,033,737	22,107,714	29,445,141	77,022,044

In millions of won	December 31, 2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	9,862,441	11,252,946	23,642,523	28,566,566	73,324,476
Finance lease liabilities		182,072	175,512	349,953	206,323	913,860
Trade and other payables		4,618,812	314,361	617,120	2,244,445	7,794,738
Financial guarantee contracts (*)		168,885	62,116	40,009	—	271,010

	￦	14,832,210	11,804,935	24,649,605	31,017,334	82,304,084

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2016 and December 31, 2015 are ￦5,002 million and ￦4,288 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of June 30, 2016 and December 31, 2015 in detail are as follows:

In millions of won	June 30, 2016
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	3,360,776	—	—	—	3,360,776
Available-for-sale financial assets		—	—	—	1,033,110	1,033,110
Held-to-maturity investments		351	3,194	—	—	3,545
Loans and receivables		198,788	395,309	276,254	8,489	878,840
Long-term/short-term financial instruments		1,773,426	5,000	343,301	332	2,122,059
Trade and other receivables		6,735,229	869,018	866,787	74,672	8,545,706

	￦	12,068,570	1,272,521	1,486,342	1,116,603	15,944,036

In millions of won	December 31, 2015
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	3,783,065	—	—	—	3,783,065
Available-for-sale financial assets		—	—	—	584,479	584,479
Held-to-maturity investments		381	3,242	—	—	3,623
Loans and receivables		106,013	268,820	397,976	11,330	784,139
Long-term/short-term financial instruments		5,132,829	5,000	752,703	334	5,890,866
Trade and other receivables		7,476,745	765,979	958,968	79,202	9,280,894

	￦	16,499,033	1,043,041	2,109,647	675,345	20,327,066

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
Type	Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	￦ (7,230)	(15,613)	(39,204)	(3,842)	(65,889)
- Hedging	(3,465)	(3,686)	(8,094)	(93,281)	(108,526)

	￦ (10,695)	(19,299)	(47,298)	(97,123)	(174,415)

In millions of won	December 31, 2015
Type	Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	￦ (9,552)	(4,627)	(47,971)	—	(62,150)
- Hedging	1,260	2,032	(44,233)	(62,534)	(103,475)

	￦ (8,292)	(2,595)	(92,204)	(62,534)	(165,625)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
Type	Book value		Fair value	Book value	Fair value

Assets recognized at fair value
Available-for-sale financial assets (*1)	￦	1,033,110	1,033,110	584,479	584,479
Derivative assets (trading)		267,345	267,345	255,008	255,008
Derivative assets (using hedge accounting)		296,837	296,837	362,142	362,142
Long-term financial instruments		348,633	348,633	758,037	758,037
Short-term financial instruments		1,773,426	1,773,426	5,132,829	5,132,829

		3,719,351	3,719,351	7,092,495	7,092,495

Assets carried at amortized cost
Held-to-maturity investments		3,545	3,545	3,623	3,623
Loans and receivables		832,661	832,661	735,057	735,057
Trade and other receivables		8,537,451	8,537,451	9,271,967	9,271,967
Cash and cash equivalents		3,360,776	3,360,776	3,783,065	3,783,065

		12,734,433	12,734,433	13,793,712	13,793,712

Liabilities recognized at fair value
Derivative liabilities (trading)		22,636	22,636	49,011	49,011
Derivative liabilities (using hedge accounting)		149,955	149,955	117,499	117,499

		172,591	172,591	166,510	166,510

Liabilities carried at amortized cost
Secured borrowings		652,027	652,027	641,363	641,363
Unsecured bond		53,009,223	58,278,597	55,677,213	59,619,941
Finance lease liabilities		599,955	599,955	659,394	659,394
Unsecured borrowings		2,052,788	2,070,795	2,407,690	2,427,847
Trade and other payables (*2)		7,835,840	7,835,840	7,794,738	7,794,738
Bank overdraft		54,915	54,915	27,233	27,233

	￦	64,204,748	69,492,129	67,207,631	71,170,516

(*1)	Book values of equity securities held by the Company that were measured at cost as of June 30, 2016 and December 31, 2015 are ￦216,840 million and ￦207,508 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2016 and December 31, 2015 are as follows:

Type	June 30, 2016	December 31, 2015

Derivatives	0.46% ~ 4.16%	0.28% ~ 4.16%
Borrowings and debt securities	0.15% ~ 5.80%	0.15% ~ 5.80%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	￦	226,300	409,581	180,389	816,270
Derivative assets		—	564,182	—	564,182

		226,300	973,763	180,389	1,380,452

Financial liabilities at fair value
Derivative liabilities		—	172,591	—	172,591

In millions of won	December 31, 2015
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	￦	196,579	—	180,390	376,969
Derivative assets		—	617,150	—	617,150

		196,579	617,150	180,390	994,119

Financial liabilities at fair value
Derivative liabilities		—	166,510	—	166,510

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	June 30, 2016
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	180,390	—	—	(1)	—	—	180,389

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	168,627	—	—	11,763	—	—	180,390

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of June 30, 2016 are as follows:

In millions of won
Type	Amounts

Less than 1 year	￦	121,658
1 ~ 2 years		121,658
2 ~ 3 years		121,658
Over 3 years		354,834

	￦	719,808

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2017~2047) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2017 to 2047. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of June 30, 2016 are as follows:

In millions of won
Type	Amounts

Less than 1 year	￦	—
1 ~ 2 years		26,797
2 ~ 3 years		29,224
Over 3 years		669,912

	￦	725,933

(iv)	Accumulated contract costs and profits related to the Company’s contract in process as of June 30, 2016 were ￦96,009 million and ￦6,042 million, respectively. There are no amount due from customers and advance receipts in progress.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties

(1)	Related parties of the Company as of June 30, 2016 are as follows:

Type	Related party

Parent	Republic of Korea government

Subsidiaries (81 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Canada Uranium Investment Limited Partnership, KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, EWP Renewable Co., EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Global One Carbon Private Equity Investment Trust 2., Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd.

Associates (55 associates)	Daegu Green Power Co., Ltd., Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., KS Solar Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Material Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.), Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Jungbu Bio Energy Co., Ltd., Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund

Joint ventures (39 joint ventures)	KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.), Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Company Ltd., Datang Chifeng Renewable Power Co., Ltd., KEPCO Energy Resource Nigeria Limited, Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., Nepal Water & Energy Development Company Pty Ltd., KODE NOVUS I LLC, KODE NOVUS II LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Canada Korea Uranium Limited Partnership, Daehan Wind Power PSC

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and will not be shown as notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2016 and 2015 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	June 30, 2016		June 30, 2015

<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	369	521
Dongducheon Dream Power Co., Ltd.	Electricity sales		8,330	7,317
Korea Gas Corporation	Electricity sales		45,071	44,730
Jeongam Wind Power Co., Ltd.	Electricity sales		5	5
Korea Power Engineering Service Co., Ltd.	Service		615	1,138
Yeongwol Energy Station Co., Ltd.	Service		448	407
KS Solar Co., Ltd.	Electricity sales		10	10
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Service		1	1
Korea Electric Power Industrial Development Co., Ltd.	Service		6,082	7,421
DS POWER Co., Ltd.	Service		26,629	57,754
Goseong Green Energy Co., Ltd.	Electricity sales		2,550	3,369
Gangneung Eco Power Co., Ltd.	Service		1,196	2,113
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		76	1,048
Naepo Green Energy Co., Ltd.	Electricity sales		49	33
YTN Co., Ltd.	Electricity sales		847	932
Busan Green Energy Co., Ltd.	Service		117	1
Korea Electric Vehicle Charge Service	Service		30	—
Ulleungdo Natural Energy Co., Ltd.	Service		154	—
Cheongna Energy Co., Ltd.	Service		4,209	17,797
Gangwon Wind Power Co., Ltd.	Electricity sales		1,194	929
Hyundai Green Power Co., Ltd.	Design service		12,074	12,068
Korea Power Exchange	Service		2,597	1,773
Hyundai Energy Co., Ltd.	Service		11,718	11,809
Taebaek Wind Power Co., Ltd.	Service		448	455
Pyeongchang Wind Power Co., Ltd.	Design service		20	57
Daeryun Power Co., Ltd.	Electricity sales		793	921
Changjuk Wind Power Co., Ltd.	Electricity sales		760	342
KNH Solar Co., Ltd.	Electricity sales		9	9
S-Power Co., Ltd.	Service		2,796	3,735
Busan Solar Co., Ltd.	Electricity sales		8	8
Green Biomass Co., Ltd.	Electricity sales		2	36
SPC Power Corporation	Dividend income		4,298	1,360
Gemeng International Energy Co., Ltd.	Dividend income		16,476	—
Dolphin Property Limited	Dividend income		35	—
PT. Bayan Resources TBK	Service		120	73
Pioneer Gas Power Limited	Service		26	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		443	266

<Joint ventures>
KEPCO SPC Power Corporation	Service		3,817	14,366
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		—	1
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Commission		530	597
Dangjin Eco Power Co., Ltd.	Technical fee		532	10
Honam Wind Power Co., Ltd.	Electricity sales		135	28
Seokmun Energy Co., Ltd.	Technical fee		518	496
Incheon New Power Co., Ltd.	Construction revenue		260	128
Chun-cheon Energy Co., Ltd.	Service		1,820	672
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		788	143
KW Nuclear Components Co., Ltd.	Service		2,665	1,582
GS Donghae Electric Power Co., Ltd.	Electricity sales		7,178	1,865
Busan Shinho Solar Power Co., Ltd.	Electricity sales		197	12
Datang Chifeng Renewable Power Co., Ltd.	Interest income		7,845	9,056
Rabigh Electricity Company	Interest income		374	259
Shuweihat Asia Operation & Maintenance Company	Service		101	102

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2016 and 2015 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	June 30, 2016		June 30, 2015

ASM-BG Investicii AD	Service	￦	252	—
Jamaica Public Service Company Limited	Service		1,606	1,494
KV Holdings, Inc.	Dividend income		302	—
Datang KEPCO Chaoyang Renewable Co., Ltd.	Dividend income		440	—
Nepal Water & Energy Development Pty Ltd.	Service		159	—
Amman Asia Electric Power Company	Service		3,559	26,692
Kelar S.A	Service		1,045	5,122

<Others>
Korea Development Bank	Electricity sales		1,399	1,368
	Interest income		235	899

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2016		June 30, 2015

<Associates>
Daegu Green Power Co., Ltd.	Electricity purchase	￦	136,515	178,341
Dongducheon Dream Power Co., Ltd.	Electricity purchase		450,109	474,837
Korea Gas Corporation	Purchase of power generation fuel		1,580,827	2,655,013
Daegu Photovoltaic Co., Ltd.	REC purchase		1,628	1,229
Korea Power Engineering Service Co., Ltd.	Services		325	2,221
Yeongwol Energy Station Co., Ltd.	REC purchase		9,236	5,253
KS Solar Co., Ltd.	REC purchase		2,028	3,639
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental Fee and others		163	226
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		120,254	133,411
DS POWER Co., Ltd.	Services		3	—
YTN Co., Ltd.	Advertisement fee		67	162
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		30	—
Cheongna Energy Co., Ltd.	Services		73	—
Gangwon Wind Power Co., Ltd.	Electricity purchase		13,977	13,451
Hyundai Green Power Co., Ltd.	Electricity purchase		223,996	223,476
Korea Power Exchange	Trading fees		46,310	43,152
Hyundai Energy Co., Ltd.	Electricity purchase		452	1,117
Taebaek Wind Power Co., Ltd.	REC purchase		3,410	4,276
Daeryun Power Co., Ltd.	Electricity purchase		119,644	128,792
Changjuk Wind Power Co., Ltd.	Electricity purchase		3,281	4,230
KNH Solar Co., Ltd.	Electricity purchase		2,655	3,445
S-Power Co., Ltd.	Services		223,016	345,482
Busan Solar Co., Ltd.	Electricity purchase		1,079	2,324
Green Biomass Co., Ltd.	Woodchip purchase		1,586	2,267

<Joint ventures>
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Service		68,611	41,976

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2016 and 2015 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2016		June 30, 2015

Honam Wind Power Co., Ltd.	Electricity purchase	￦	3,168	3,618
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		5,560	334
Busan Shinho Solar Power Co., Ltd.	REC Purchase		3,595	4,262
Global Trade Of Power System Co., Ltd.	Service		289	1
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		1,570	1,880
Jamaica Public Service Company Limited	Service		79	46

<Others>
Korea Development Bank	Interest expense		4,370	13,503
	Provision of dividends		654,829	96,087

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015

<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	￦	52	95	—	—
	Trade payables		—	—	16,262	22,200
Dongducheon Dream Power Co., Ltd.	Trade receivables		2,702	1,206	—	—
	Trade payables		—	—	53,555	100,396
Korea Gas Corporation	Trade receivables		6,703	7,931	—	—
	Non-trade receivables and others		96	255	—	—
	Trade payables		—	—	250,860	302,752
	Non-trade payables and others		—	—	61	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	50	—
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	5	1
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		614	—	—	—
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,044	7,063	—	—
	Trade payables		—	—	229	229
KS Solar Co., Ltd.	Trade receivables		1	2	—	—
	Trade payables		—	—	86	68
	Non-trade payables and others		—	—	—	281
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		431	469	—	—
	Non-trade receivables and others		16	27	—	—
	Non-trade payables and others		—	—	15,227	27,569
DS Power Co., Ltd.	Trade receivables		175	260	—	—
	Non-trade payables and others		—	—	180	135
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	3,900	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		3,000	1,701	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		8	272	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		6	9	—	—
YTN Co., Ltd.	Trade receivables		98	93	—	—
	Non-trade payables and others		—	—	17	154
Korea Electric Vehicle Charge Service	Trade receivables		5	—	—	—
Cheongna Energy Co., Ltd.	Trade receivables		109	157	—	—
	Non-trade receivables and others		—	375	—	—
	Non-trade payables and others		—	—	388	—
Gangwon Wind Power Co., Ltd.	Trade receivables		17	12	—	—
	Trade payables		—	—	568	1,753
Hyundai Green Power Co., Ltd.	Trade receivables		753	962	—	—
	Trade payables		—	—	31,118	36,079
Korea Power Exchange	Trade receivables		615	1,452	—	—
	Non-trade receivables and others		—	112	—	—
	Trade payables		—	—	—	3,529
	Non-trade payables and others		—	—	1,169	1,529
Hyundai Energy Co., Ltd.	Trade receivables		66	44,510	—	—
	Non-trade receivables and others		55,376	—	—	—
	Trade payables		—	—	47	178
	Non-trade payables and others		—	—	8,217	8,030

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015

Ecollite Co., Ltd.	Non-trade receivables and others	￦	210	210	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		100	147	—	—
	Trade payables		—	—	83	349
	Non-trade payables and others		—	—	220	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		5	—	—	—
	Non-trade receivables and others		—	170	—	—
Daeryun Power Co., Ltd.	Trade receivables		151	117	—	—
	Trade payables		—	—	10,391	27,374
Changjuk Wind Power Co., Ltd.	Non-trade receivables and others		93	153	—	—
	Trade payables		—	—	97	—
	Non-trade payables and others		—	—	201	330
KNH Solar Co., Ltd.	Trade receivables		1	2	—	—
S-Power Co., Ltd.	Trade receivables		186	121	—	—
	Trade payables		—	—	23,931	54,141
	Non-trade payables and others		—	—	3,761	—
Green Biomass Co., Ltd.	Non-trade receivables and others		61	109	—	—
	Non-trade payables and others		—	—	384	152
Pioneer Gas Power Limited	Non-trade receivables and others		—	26	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		56	—	—	—

<Joint ventures>
KEPCO SPC Power Corporation	Trade receivables		201	—	—	—
	Non-trade receivables and others		—	252	—	—
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Non-trade receivables and others		178	251	—	—
	Non-trade payables and others		—	—	53	61
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		832	300	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	83	342
	Non-trade payables and others		—	—	1,600	2,124
Seokmun Energy Co., Ltd.	Trade receivables		33	—	—	—
	Non-trade receivables and others		1,233	2,086	—	—
Incheon New Power Co., Ltd.	Trade receivables		127	128	—	—
Chun-cheon Energy Co., Ltd.	Non-trade receivables and others		150	112	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		7	7	—	—
	Non-trade receivables and others		137	136	—	—
	Trade payables		—	—	143	627
	Non-trade payables and others		—	—	692	2,000
GS Donghae Electric Power Co., Ltd.	Trade receivables		884	970	—	—
	Non-trade receivables and others		1,390	1,216	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	115	272
	Non-trade payables and others		—	—	956	970
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		231	368	—	—
Rabigh Operation & Maintenance Company	Non-trade receivables and others		1,780	1,780	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2016		December 31, 2015	June 30, 2016	December 31, 2015

ASM-BG Investicii AD	Non-trade receivables and others	￦	116	—	—	—
Nepal Water & Energy Development Company Pty Ltd.	Non-trade receivables and others		692	—	—	—
Jamaica Public Service Company Limited	Trade receivables		1,169	1,193	—	—
	Non-trade receivables and others		703	581	—	—
Amman Asia Electric Power Company	Trade receivables		1,305	739	—	—

<Others>
Korea Development Bank	Accrued interest income		—	212	—	—
	Non-trade receivables and others		125,683	45,623	—	—
	Non-trade payables and others		—	—	408	493
	Derivatives		10,111	3,777	6,253	2,313

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance

Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.	￦	28,296	—	—	(134)	28,162
	Allowance for doubtful accounts		(17,755)	—	—	88	(17,667)
Associates	PT. Cirebon Electric Power		40,979	1,930	(9,707)	(250)	32,952
Associates	PT. Mutiara Jawa		450	—	(450)	—	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		—	9,638	—	264	9,902
Associates	Jungbu Bio Energy Co., Ltd.		—	—	—	396	396
Associates	Hyundai Energy Co., Ltd.		—	2,465	—	—	2,465
Joint ventures	KEPCO SPC Power Corporation		29,651	—	(2,719)	(144)	26,788
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		23,775	—	(3,997)	(89)	19,689
Joint ventures	Jamaica Public Service Company Limited		2,345	—	—	(15)	2,330
Joint ventures	Rabigh Electricity Company		45,552	—	—	(262)	45,290
Joint ventures	KODE NOVUS II LLC		—	1,193	—	3,002	4,195
	Allowance for doubtful accounts		—	(4,258)	—	63	(4,195)

		￦	154,706	10,968	(16,873)	2,919	151,720

(6)	Borrowings arising from related party transactions as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Ending balance

Korea Development Bank	Facility	￦	261,437	9,500	(26,236)	244,701
	Others		6,418	—	(378)	6,040
	Operating funds		12,000	—	—	12,000

(7)	Guarantees provided to associates or joint ventures as of June 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD	74,638	SMBC, Export-Import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company	Performance guarantees and others	USD	1,387	Rabigh Electricity Company

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Ho Chi Minh
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	27,211	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	33,497
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company	Performance guarantees	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd. (*2)	Collateralized money invested	KRW	111,134	Kookmin Bank and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Shinhan Bank Singapore

Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	40	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	Heungkuk Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	580	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)	KRW	15,370
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	52,700	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	35,000	The Bank of Tokyo-Mitsubishi and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank and Woori Bank
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	79,540	KEB Hana Bank and Kookmin Bank
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	KS Solar Co., Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees (*1)	USD	52,000	KEB Hana Bank, SMBC and others
		Debt guarantees	USD	132,600	SMBC, MIZUHO Bank and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and Daewoo Securities Co., Ltd.
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)		—	Shinhan Bank and Cheju Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW	15,000	Korea Development Bank and Daewoo Securities Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	9,653	Nonghyup Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Performance guarantees (*1)	USD	8,803	KEB Hana Bank
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,410	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	35,498	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	15,595	Korea Development Bank and others
		Debt guarantees	EUR	4,271
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	Korea Development Bank and others
		Debt guarantees	EUR	4,175
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 3)	KRW	2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding (*1)	USD	3,750	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding (*1)		—	Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.,	Collateralized money invested	KRW	1,740	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	14,564	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	6,800	Shinhan Bank
		Guarantees for supplemental funding (*1)		—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	According to the Project Financing Agreement (“Agreement”), if there is any capital increase in Dongducheon Dream Power Co., Ltd. by issuance of new stock after the date of the Agreement, the newly issued shares owned by the Company shall also be provided as a collateral for the Project Financing.
(*3)	The Group has provided rights to Hana Financial Investment Co.,Ltd., an agent financial institution of the majority stockholders, that it can dispose the stocks of Express Solar-light Power Generation Co., Ltd. that the Group owns to repay the borrowings when Express Solar-light Power Generation Co., Ltd.triggers clauses related to its borrowings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

46.	Related Parties, Continued

(8)	As of June 30, 2016, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of June 30, 2016 are as follows:

(i)	Currency Swap

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay	Receive

Korea Development Bank	2015~2025	￦	111,190	USD 100,000	2.62%	3.25%	￦	1,111.90
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00

(ii)	Interest Rate Swap

In millions of won
Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive

Korea Development Bank	2012~2016	50,000	3.49%	3M CD + 0.25%
Korea Development Bank (*)	2014~2029	40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(10)	Salaries and other compensations to the key members of management of the Company for the six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won
Type	June 30, 2016			June 30, 2015
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Salaries	￦	887	1,061	499	694
Employee benefits		5	10	15	31

	￦	892	1,071	514	725

47.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the six-month periods ended June 30, 2016 and 2015 are as follows:

In millions of won
Transactions	June 30, 2016		June 30, 2015

Transfer from construction-in-progress to other assets	￦	2,943,544	2,668,281
Recognition of asset retirement cost and related provision for decommissioning costs		129,844	1,139,232
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		248,451	262,654

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

48.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won	June 30, 2016			December 31, 2015
Contracts	Amounts		Balance	Amounts	Balance

Purchase of GIS(800KV 8000A 50KA)	￦	63,730	63,730	—	—
Other 41 contracts		140,470	73,747	199,846	140,563
Electricity construction of Dangjin units (#9,10)		331,083	17,311	294,099	16,812
Service of designing Dangjin units (#9,10)		110,188	7,801	109,340	16,261
Construction of Dangjin units (#9,10)		429,098	7,229	388,559	6,054
Construction of Samcheok units (#1,2)		399,114	19,325	384,716	27,018
Construction of breakwater for Samcheok units (#1,2)		85,929	—	84,893	18,096
Purchase of furnace for construction of Samcheok units (#1,2)		1,091,303	62,062	1,091,303	115,896
Purchase of coal handling machine for construction of Samcheok units (#1,2)		300,670	49,106	290,417	23,795
Purchase of turbine generator for construction of Samcheok units (#1,2)		213,761	2,166	213,761	4,040
Purchase of ash disposing facility for construction of Samcheok units (#1,2)		46,952	2,462	46,970	2,857
Service of designing Samcheok units (#1,2)		114,047	38,899	112,949	42,631
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	310,037	360,500	328,210
Construction of Seoul Combined units (#1,2)		225,205	138,828	227,000	182,630
Construction of New Kori units (#3,4)		6,856,150	—	6,856,150	214,678
Construction of New Kori units (#5,6)		8,625,387	7,617,746	8,625,387	7,899,368
Electricity construction of New Boryeong units (#1,2)		352,013	56,399	245,357	36,893
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		118,058	2,249	118,058	8,775
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		146,353	3,543	146,353	25,266
Service of designing New Boryeong units (#1,2)		126,038	32,281	126,038	32,910
Purchase of main machine for construction of new Boryeong units (#1,2)		851,132	21,939	851,132	137,744
Construction of New Boryeong units (#1,2)		284,749	26,505	246,964	10,859
Construction of port facilities for New Boryeong units (#1,2)		78,166	—	78,166	—
Construction of New Hanwool units (#1,2)		7,982,342	2,263,982	7,982,343	2,578,707
Construction of New Hanwool units (#3,4)		8,261,818	8,192,783	8,261,817	8,238,651
Construction of yard for Andong natural gas power plant		41,961	2,600	40,960	2,528
Construction of Yeosu Thermal Power units (#1)		477,281	10,719	489,440	30,853
Purchase of generator for Wonju RDF combined&heat power plant		52,877	—	52,877	—
Purchase of cable (TR CNCE-W/AL 1C 400SQ)		40,647	40,647	—	—
Purchase of cable (TR CNCE-W,1C,600MM2,13.2KV)		50,581	—	50,581	50,581
Construction of Chunji units (#1,2)		12,555,724	12,530,360	—	—
Purchase of Concrete Poles (10M, 350KGF)		81,419	5,602	106,037	74,549
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units(conditional contract for installation)		192,945	45,518	146,634	9,943
Purchase of furnace for construction of Taean units (#9,10)		574,879	54,296	546,637	66,271
Service of designing Taean units (#9,10)		109,700	20,162	107,516	26,437
Purchase of desulfurization machine for construction of Taean units (#9,10)		92,086	3,450	91,592	6,175

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The agreements for acquisition of property, plant and equipment as of June 30, 2016 and December 31, 2015 are as follows. continued:

In millions of won	June 30, 2016			December 31, 2015
Contracts	Amounts		Balance	Amounts	Balance

Purchase of turbine generator for construction of Taean units (#9,10)	￦	220,538	14,594	426,139	103,146
Purchase of gas plant machine for construction of Taean IGCC units		457,903	2,793	457,423	4,541
Purchase of combined generating machine for construction of Taean IGCC units		203,623	7,009	204,514	25,808
Purchase of oxygen plant for construction of Taean IGCC units		97,569	2,159	97,804	4,252
Service of designing Taean IGCC plant units		44,374	4,873	44,374	5,520
Purchase of main machine for Heang Bok do si combined&heat power plant		337,283	—	337,283	—

	￦	53,225,646	31,754,912	40,541,929	20,519,318

(2)	As of June 30, 2016, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2016 ~ 2030	34,719 Ton U3O8
Transformed	2016 ~ 2022	18,738 Ton U
Enrichment	2016 ~ 2029	34,879 Ton SWU
Molded	2016 ~ 2022	1,852 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of June 30, 2016 and December 31, 2015 are as follows:

In millions of won
	June 30, 2016			December 31, 2015
	Number of cases	Claim amount		Number of cases	Claim amount

As the defendant	730	￦	775,845	750	￦	1,052,301
As the plaintiff	189		613,982	202		580,987

As of June 30, 2016, in addition to the litigations mentioned above, there are ongoing litigations of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ￦496,681 million) and KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of KEPCO, as a co-defendant (three cases amounting to ￦1,593 million).

The Company is the defendant against a number of claims. The followings are potentially significant claims pertaining to the Company:

①	Hyundai Engineering & Construction Co., Ltd. (“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a law suit for increase in contract bill (formerly, amounted to ￦1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ￦133,426 million in October 2014 and ￦204,040 million in November 2015, respectively, and submitted an application to demand extra contract payments due to the design changes.

Due to the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing if any, that might be awarded to Hyundai E&C and two other companies. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of a lawsuit. Therefore, the Company has not recognized any provision for the lawsuit.

②	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ￦144,152 million of other provision in relation to the lawsuit.

③	KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

(2)	Guarantees of borrowings provided to other companies as of June 30, 2016 and December 31, 2015 are as follows:

The Company has a borrowing of ￦21,500 million from Long Lasting Value (“LLV”) as of June 30, 2016. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. The Company guarantees secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of ￦23,900 million.

In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of borrowings provided to other companies as of June 30, 2016 and December 31, 2015 are as follows, continued:

The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided performance guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

The Company has provided performance guarantee up to USD 917 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electirc power generation business in Cirebon, Indonesia. Also, in relation to the business, the Company has provided LNTP Offshore performance payment guarantee amounting to USD 401 thousand to Toshiba Corporation and MHPS, and LNTP Onshore performance payment guarantee amounting to USD 600 thousand to Hyundai E&C based on the interest owned by the Company to progress the construction.

(3)	Credit lines provided by financial institutions as of June 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Amount

Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,815,000
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Shinhan Bank and others	KRW	700,000
Limit amount available for card	KEB Hana Bank and others	KRW	56,333
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	661,887
	BNP Paribas and others	USD	2,460,000
Certification of payment on L/C	KEB Hana Bank	GBP	61,169
	Woori Bank and others	USD	1,086,377
Certification of performance guarantee on contract	Kookmin Bank	EUR	19,333
	KEB Hana Bank and others	INR	236,443
	Seoul Guarantee Insurance and others	KRW	82,589
	Bank of Kathmandu	NPR	32,633
	KEB Hana Bank and others	USD	769,715
Certification of bidding	SMBC and others	USD	10,000
	ABSA Bank	ZAR	45,000
Advance payment bond, Warranty bond, Retention bond and others	HSBC and others	USD	532,250
	Bank of Kathmandu	NPR	36,309
Others	KEB Hana Bank	INR	157,830
	KEB Hana Bank and others	JPY	2,245,843
	KEB Hana Bank and others	KRW	87,250
	KEB Hana Bank	SAR	2,240
	Shinhan Bank and others	USD	812,805
Inclusive credit	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	258,000
	HSBC and others	USD	484,510
Trade finance	BNP Paribas and others	USD	800,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2016, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description

Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea Midland Power Co., Ltd	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings
Korea Southern Power Co., Ltd	Shinhan Bank	Shareholdings of KOSPO Youngnam Power Co., Ltd	KRW	40,000	Collateral for borrowings
Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	38,206	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing guarantees (*)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery	KRW	86,214	Collateral for borrowings
		Cash and cash equivalents	KRW	8,868
Gyeongju Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	32,931	Collateral for borrowings
		Existing or expected trade receivables	KRW	1,731
		Cash and cash equivalents	KRW	6,249
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	53,311	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	332,850	Collateral for borrowings

(*)	The Company provided the financial institutions with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ￦1,200 million of project loans from Korea Resource Corporation as of June 30, 2016. The Company has provided a blank check as repayment guarantee.

(5)	The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦98,068 million, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦214 million and depreciation on the utility plant of ￦3,311 million are recorded to other expenses for the six-month period ended June 30, 2016.

(6)	Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of June 30, 2016. The book value of facility is ￦20,082 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ￦4,783 million. The Company has entered into an insurance agreement covering up to ￦7,000 million with the Export-Import Bank of Korea related to Gaeseong industrial complex. The ultimate outcome of this event cannot be reasonably estimated.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

50.	Subsequent Events

Subsequent to June 30, 2016, Korea Western Power Co., Ltd. and Korea Midland Power Co., Ltd., subsidiaries of the Company, issued new debt securities for funding facilities and operations as follows:

In millions of won
Company Name	Type	Interest rate	Issued date	Maturity	Amounts

Korea Western Power Co., Ltd.	Short-term borrowings	1.40%	2016.07.07	2016.09.23	￦	10,000
		1.40%	2016.07.07	2016.09.23		40,000
		1.34%	2016.07.21	2016.09.23		20,000
		1.36%	2016.07.25	2016.10.21		10,000
		1.36%	2016.07.25	2016.10.21		20,000
		1.35%	2016.07.29	2016.10.21		60,000
	Corporate bond #31	1.36%	2016.07.05	2021.07.05		100,000
Korea Midland Power Co., Ltd.	Short-term borrowings	1.31%	2016.07.01	2016.07.11		50,000
		1.33%	2016.07.22	2016.08.23		70,000
		1.28%	2016.07.29	2016.08.23		70,000
		1.36%	2016.08.11	2016.09.23		80,000
	The 35-1st non-guaranteed bond	1.60%	2016.07.06	2026.07.06		160,000
	The 35-2nd non-guaranteed bond	1.62%	2016.07.06	2031.07.06		90,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2016

(Unaudited)

51.	Adjusted Operating Profit

The operating profit in the Company’s consolidated interim statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated interim statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated interim statements of comprehensive income prepared in accordance with K-IFRS for each of the three and six-month periods ended June 30, 2016 and 2015 to the operating profit or loss as presented in the Company’s consolidated interim statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	June 30, 2016			June 30, 2015
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating profit on consolidated interim statements of comprehensive income	￦	2,704,494	6,309,841	2,087,984	4,327,850
Add
Other income

Reversal of other provisions		1,075	5,612	5,076	6,734
Reversal of other allowance for bad debt		4,799	5,786	—	—
Gains on government grants		—	36	—	—
Gains on assets contributed		188	1,516	880	3,092

Gains on liabilities exempted		302	305	34	2,371
Compensation and reparations revenue		39,814	63,944	34,319	86,856
Gains on electricity infrastructure development fund		—	—	220	363

Revenue from research contracts		1,593	2,427	1,394	4,531
Rental income		47,757	101,941	47,528	95,786
Others		7,482	13,745	6,879	13,962
Other gains
Gains on disposal of property, plant and equipment		11,360	29,958	78,854	96,769
Gains on disposal of intangible assets		—	—	32	32
Gains on foreign currency translation		4,246	8,653	1,823	2,984
Gains on foreign currency transaction		12,573	23,789	10,999	19,798
Gains on insurance proceeds		—	—	25	25
Others		44,319	93,731	26,786	78,513
Deduct
Other expenses
Accretion expenses of other provisions		(70)	(119)	(272)	(316)
Depreciation expenses on investment properties		(131)	(329)	(185)	(347)
Depreciation expense on idle assets		(1,641)	(3,311)	(1,666)	(3,332)
Other bad debt expense		(1,163)	(5,108)	(5,168)	(12,983)
Donations		(23,726)	(35,387)	(4,742)	(17,162)
Others		(5,157)	(8,336)	(4,947)	(5,977)
Other losses
Losses on disposal of property, plant and equipment		(16,871)	(21,131)	(28,689)	(41,044)
Losses on disposal of intangible assets		(4)	(138)	—	(5)
Impairment loss on property, plant and equipment		—	—	(1,205)	(1,205)
Losses on foreign currency translation		(544)	(4,275)	(3,472)	(9,978)
Losses on foreign currency transaction		(13,731)	(33,666)	(23,864)	(35,632)
Others		(10,465)	(26,135)	(14,048)	(37,122)

Adjusted operating profit	￦	2,806,499	6,523,349	2,214,575	4,574,563